File No. 83-1
Regulation IA
Rule 3

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

proposed issues of

Securities of the Bank

Filed pursuant to Rule 3 of Regulation IA

Dated: February 27, 2020

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File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of proposed issues of Securities of the Inter-American Development Bank (hereinafter referred to as the "Bank"). As authorized by Rule 4 of Regulation IA, certain information is provided in the form of an Information Statement (hereinafter referred to as the "Information Statement"), which is attached hereto as an exhibit. Certain information specified in Schedule A to Regulation IA is not available at the date of this report, but when available will be filed as promptly as possible.

Item 1. Description of Securities

See page 2. When the terms of an offering of any Securities are established, such Securities will be described in a Prospectus.

Item 2. Distribution of Securities

Not yet known.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See pages 9 and 31 of the enclosed Information Statement.

Item 7. Exhibits

Information Statement, dated February 27, 2020.

**IDB**
Inter-American
Development Bank

INFORMATION
STATEMENT

2019

Photo: Social Protection Project, Nicaragua

IMPROVING LIVES IN LATIN AMERICA AND THE CARIBBEAN



# Information Statement

# Inter-American Development Bank

The Inter-American Development Bank (Bank or IDB or IADB) intends from time to time to issue its debt securities with maturities and on terms based on market conditions at the time of sale. The debt securities may be sold to dealers or underwriters, who may resell them in public offerings or otherwise, or they may be sold by the IADB directly or through agents. The terms, conditions and other details of debt securities being offered at any particular time will be set forth in a prospectus and various incorporated or supplemental documents thereto.

Unless otherwise stated, all information in this annual Information Statement is provided as of December 31, 2019, and all amounts are expressed in United States dollars.

## AVAILABILITY OF INFORMATION

The IADB will provide, upon request, copies of this Information Statement without charge. Written, or e-mail requests should be directed to the principal office of the IADB at 1300 New York Avenue, N.W., Washington, D.C. 20577, *Attention:* Finance Department, e-mail: InvestorRelations@iadb.org.

The Information Statement is also available on the IADB's website at http://www.iadb.org/infostatement/. Other documents and information on this website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental Information Statement issued after the date hereof will refer to this Information Statement for a description of the IADB and its financial condition, until a subsequent Information Statement is issued.

February 27, 2020

IDB
Inter-American Development Bank

# MANAGEMENT'S DISCUSSIONS & ANALYSIS


33
¡Aquí también se vive la CULTURA METRO!
COMCEL

2019

Photo: Metrocable in Medellin, Colombia

IMPROVING LIVES IN LATIN AMERICA AND THE CARIBBEAN

# SUMMARY INFORMATION

The mission of the IADB is to improve lives in Latin America and the Caribbean by contributing to the acceleration of the process of economic and social development of the regional member countries, individually and collectively. The Bank's objective is to achieve economic and social development in a sustainable, climate-friendly way. The IADB's current focus areas include three development challenges: social inclusion and inequality, productivity and innovation, and economic integration; and three cross-cutting issues: gender equality and diversity, climate change and environmental sustainability, and institutional capacity and the rule of law. All seventeen United Nations Sustainable Development Goals (SDGs) are directly mapped into the Bank's three development challenges and the three cross-cutting issues. The IADB is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement) and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The five largest members by shareholdings (with their share of total voting power) are the United States (30.0%), Argentina (11.4%), Brazil (11.4%), Mexico (7.3%) and Japan (5.0%).

The resources of the IADB consist of the Ordinary Capital, the Fund for Special Operations (FSO, inactive) as defined in the Agreement, the Intermediate Financing Facility Account (IFF) and the IDB Grant Facility (GRF). Unless otherwise stated, all information provided in this Information Statement refers to the IADB's Ordinary Capital.

**Operating Income**
Income before net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, which is defined as "Operating Income" in this Information Statement, totaled $962 million in 2019. See the "Results of Operations" discussion on page **35** for further discussion.

**Equity and Borrowings**
*Equity*: The equity of the IADB includes the subscribed capital stock and retained earnings. The subscribed capital stock is divided into: i) paid-in capital stock of $6,033 million, net of subscriptions receivable of $6 million, ii) the additional paid-in capital of $5,813 million transferred from the FSO, and iii) callable capital stock of $164,901 million. The callable capital stock is available as needed for debt service payments and thus provides the ultimate backing for borrowings and guarantees. It cannot be called to make loans. Retained earnings totaled $22,836 million at the end of the year.

The IADB's Capital Adequacy Policy (CAP) consists of a Capital Adequacy Policy Mandate (Mandate). The Mandate, approved by the Board of Governors, requires the IADB to maintain its Triple-A with all major credit rating agencies and establish capital buffers[1], to permit assumption of financial risks in times of stress, while preserving the IADB's lending capacity. The CAP establishes capital requirements for credit and market risks related to lending and treasury operations as well as capital requirements for pension and operational risks.

As of December 31, 2019, the IADB's capital adequacy ratio is within the parameters established by its CAP.

*Borrowings*: The IADB issues debt securities in various currencies, maturities, formats and structures to meet investor demand and achieve diversification of funding sources. Outstanding borrowings of $97,011 million, before swaps, were denominated in 18 currencies and included $1,273 million of short-term borrowings.

Since 2017, the Bank implemented a non-risk based leverage limit based on the Debt-to-Equity Ratio, which complements the current risk-based capital constraint. As of December 31, 2019, the Debt-to-Equity ratio equaled 2.9 **(See Table 11)**.

During 2019 and as of the date of this Information Statement, the IADB continues to be rated Triple-A by the major credit rating agencies.

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(1) The capital buffer zone in the CAP equals the amount of capital required in excess of the minimum capital required to meet the Mandate.

**Developmental Assets**

The IADB's principal earning asset is its loan portfolio which amounted to $96,723 million as of December 31, 2019.

The IADB makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of sovereign guaranteed (SG) loans to borrowers other than national governments or central banks, the IADB follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. Non-sovereign-guaranteed loans (NSG) and guarantees may finance projects in borrowing member countries in all sectors, subject to an exclusion list, and are capped to an amount such that risk capital requirements for such loans and guarantees do not exceed 20% of Total Equity. At December 31, 2019, approximately 94% of the loan portfolio consisted of sovereign-guaranteed loans.

With respect to sovereign-guaranteed loans, as a matter of policy, the IADB does not reschedule or restructure its lending agreements. IADB suspends loan disbursements and does not approve new loans to borrowers in the same country once payment arrears exceed 30 days. The loan portfolio to such country will be placed in non-accrual status if the payment arrears exceed 180 days. The IADB has not written off, and has no expectation of writing off, any sovereign-guaranteed loans.

As of December 31, 2019, the total amount of Venezuela's sovereign-guaranteed operations in arrears amounted to $623 million, from which $492 million corresponds to arrearages of more than 180 days. Since 2018, the entire outstanding balance of $2,011 million was placed in non-accrual status and classified as impaired. Placing these loans in non-accrual status has resulted in $82 million of interest income not recognized during the year ended December 31, 2019 (2018 - $80 million), and an increase in the specific allowance of loan losses of $15 million, as of December 31, 2019.

The allowance for loan and guarantee losses related to SG and NSG loans and guarantees are considered probable and reasonably estimable; such allowance totaled $349 million as of December 31, 2019, or approximately 0.4% of total outstanding loans and guarantees.

During 2019, the Bank purchased two debt securities issued at par with a carrying value of $130 million, (2018 - $18 million).

**Liquidity Investments**

Under the current policy, the IADB's liquidity floor covers, at a minimum, 12 months of projected net cash requirements, after accounting for liquidity haircuts, while the liquidity ceiling is set to allow the entire yearly borrowing program to be executed in the first quarter of the year. The IADB has remained compliant with the required liquidity levels.

Liquidity for this purpose is defined as non-borrowing countries' convertible currency cash and investments, excluding assets with limited or restricted availability. At December 31, 2019, liquidity, as defined, was $34,647 million, within the policy limits. During the year, liquidity averaged $35,949 million compared to $36,259 million in 2018.

Net cash and investments totaled $35,165 million at the end of the year, or 36.2% of total debt (after swaps), compared to $32,704 million and 35.4%, respectively, in 2018.

**Transfers to the Inter-American Investment Corporation (IIC)**

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the IIC became effective. During the seven-year period ending in 2022, NSG activities have and will be originated by the IIC and co-financed by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes and monitors the Bank's NSG portfolio.

IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders. Further, the IIC receives additional capital from its shareholders through approved transfers of a portion of Ordinary Capital's income in lieu of distributing this income to the shareholders of both the IADB and IIC beginning in 2018. These transfers are accounted for as dividends to the Bank's shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's AAA credit rating, the CAP (including capital buffers), the preservation of the sovereign-guaranteed lending envelope, as well as other applicable financial policies of the Bank. In March 2019, the Board of Governors approved a $50 million distribution to the shareholders of the Bank for a concurrent capital contribution to the IIC on their behalf.

In February 2020, Management sent a proposal to the Board of Governors for an additional $110 million distribution to the shareholders of the Bank for a concurrent contribution to the IIC on their behalf, for approval at the Governors meeting to be held in March 2020.

### Risk Management
The IADB conducts its operations within a framework of prudent financial and risk management policies and follows a well-defined risk management decision-making process, directed to limit its risk exposure. The asset/liability management policy minimizes exchange rate risk by matching the IADB's liabilities in various currencies with assets in those same currencies while hedging open positions. The IADB also limits the interest rate risk in its debt funded loan and liquidity portfolios by hedging the interest rate exposure or passing through the cost of borrowings that fund the loans. For equity funded assets, the policy mandates managing interest rate exposure through a net assets duration strategy.

Commercial credit risk in the liquid asset investment portfolio and derivatives portfolio is managed through conservative risk policies that require exposures to be limited to high quality issuers and counterparties. Credit exposures to swap counterparties are further mitigated through netting and collateralization arrangements.

### Outlook
Based on our current plans, the Bank expects to approve a total lending envelope of approximately $13.1 billion in 2020 of which $11.9 billion are to be under the sovereign-guaranteed lending program while the remaining $1.2 billion is expected under the non-sovereign-guaranteed lending program. For its sovereign-guaranteed loans, the Bank is charging a lending spread of 80bp and a credit commission of 50bp in 2020. The Bank also expects that the borrowing program will be approximately $20 billion in 2020.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement. In addition, the Information Statement contains forward-looking information, which may be identified by such terms as "believes", "expects", "intends" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond the IADB's control. Consequently, actual future results could differ materially from those currently anticipated. The IADB undertakes no obligation to update any forward-looking statements.

## FINANCIAL OVERVIEW
*Unless otherwise indicated, all information provided in this Information Statement refers to the Bank's Ordinary Capital.*

As the world's oldest regional multilateral development bank (MDB), the IDB is the main source of multilateral financing for economic, social, and institutional development in Latin America and the Caribbean. The Bank provides loans, grants, and technical assistance; and conducts extensive research. The Bank maintains a strong commitment to achieving measurable results and the highest standards of integrity, transparency, and accountability.

The Bank's strong financial standing is based on its solid capital base, the support it receives from its members and on its financial policies and practices. Member support is reflected in the capital backing received and in the diligence with which borrowing members meet their debt-service obligations. Prudent financial policies and practices have led the Bank to build its retained earnings, diversify its funding sources, hold a large portfolio of high quality liquid investments and limit a variety of risks, including credit, market and liquidity risks. **Box 1** presents selected financial data for the last five years.

The Bank's principal assets are loans to its member countries. As of December 31, 2019, 94% of loans outstanding were sovereign-guaranteed. In addition, subject to certain limits, the Bank makes loans and guarantees without a sovereign guarantee on the basis of market-based pricing (i) in all economic sectors (subject to an exclusion list), and (ii) to any entity regardless of the degree of private or public sector ownership, as long as the entity does not benefit from a sovereign guarantee for repayments of its obligations and the ultimate beneficiary of the financing is a project in a borrowing member country (eligible entities). The Bank can also lend to other development institutions without sovereign guarantee. NSG operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of the Bank's Total Equity, calculated in the context of the Bank's capital adequacy policy. As of December 31, 2019, the risk capital requirement for NSG operations was $1,492 million, or 4.4%[2] of the Bank's Total Equity.

Additionally, the Bank makes highly concessional loans to the least developed and more vulnerable borrowing members, their agencies or political sub-divisions.

The Bank issues debt securities in a variety of currencies, formats, maturities and structures to investors worldwide. These borrowings, together with the Bank's equity, are used to fund lending and investment activities, as well as general operations.

Assets and liabilities, after swaps, are held predominantly in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining virtually all equity in United States dollars after the impact of derivative instruments.

### Financial Statement Reporting
The financial statements are prepared in accordance with generally accepted accounting principles of the United States of America (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. See the "Additional Reporting and Disclosure" section for critical accounting policies used to present the financial results in accordance with GAAP, which may involve a high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[3] swaps, are measured at fair value through income. The reported income volatility resulting from these non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank intends to hold them to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these

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(2) For purposes of calculating the limit for non-sovereign-guaranteed operations, loans to the IIC, a separate international organization within the IDB, in the amount of $145 million are not included.

(3) In order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

financial instruments from Operating Income[4]. Therefore, Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, if any, are reported separately in the Statement of Income and Retained Earnings.

*Accounting Developments:*
For a description of new accounting developments, see the "Accounting Developments" section in Note B - "Summary of Significant Accounting Polices".

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[4]  Reference to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Information Statement.

## SELECTED FINANCIAL DATA

**Box 1:** The following information is based upon, and should be read in conjunction with, the detailed information appearing in this Information Statement.

*(Amounts expressed in millions of United States dollars)*

| | Years ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2019** | 2018 | 2017 | 2016 | 2015 |
| **Operational Highlights** | | | | | |
| Loans and guarantees approved [1] | $ **12,961** | $ 14,250 | $ 13,003 | $ 10,803 | $ 10,404 |
| Undisbursed portion of approved loans [2] | **32,187** | 32,079 | 31,264 | 30,007 | 30,711 |
| Gross loan disbursements | **10,574** | 11,304 | 10,250 | 9,600 | 9,719 |
| Net loan disbursements [3] | **3,388** | 4,476 | 2,502 | 3,577 | 4,587 |
| **Balance Sheet Data** | | | | | |
| Cash and investments-net [4], after swaps | $ **35,165** | $ 32,704 | $ 33,600 | $ 27,750 | $ 27,969 |
| Developmental assets | | | | | |
|  Loans outstanding [5] | **96,723** | 93,377 | 89,082 | 81,952 | 78,745 |
|  Debt securities | **148** | 18 | - | - | - |
| Total assets | **136,358** | 129,459 | 126,240 | 113,325 | 111,116 |
| Borrowings outstanding, after swaps | **97,141** | 92,491 | 89,632 | 82,641 | 80,464 |
| Callable capital stock | **164,901** | 164,901 | 164,901 | 164,901 | 151,240 |
| Equity | **33,871** | 32,929 | 32,247 | 26,460 | 25,253 |
| **Income Statements Data** | | | | | |
| Operating Income [6][8] | $ **962** | $ 752 | $ 902 | $ 946 | $ 692 |
| Net fair value adjustments on non-trading portfolios and foreign currency transactions [7] | **402** | 15 | (370) | (179) | 443 |
| Other components of net pension benefit costs [8] | **75** | 75 | 83 | 81 | 25 |
| Board of Governors approved transfers | **(54)** | - | - | - | (200) |
| Net income | **1,385** | 842 | 615 | 848 | 960 |
| **Ratios** | | | | | |
| Total debt [9] to equity [10] ratio | **2.9** | 2.9 | 2.9 | 3.2 | 3.3 |
| Total assets to equity [10] ratio | **3.9** | 4.0 | 3.8 | 4.4 | 4.5 |
| Cash and investments as a percentage of borrowings outstanding, after swaps | **36.2%** | 35.4% | 37.5% | 33.6% | 34.8% |
| Cost to income ratio [11] | **37.0%** | 37.0% | 36.7% | 35.7% | 36.7% |
| Return on equity ratio [12] | **2.9%** | 2.3% | 3.1% | 3.7% | 2.8% |
| Return on assets ratio [13] | **0.7%** | 0.6% | 0.8% | 0.8% | 0.6% |

(1) Excludes guarantees issued under the Trade Finance Facilitation Program, non-sovereign-guaranteed loan participations, and exposure exchange agreements.
(2) As of December 31, 2019, the undisbursed portion of approved loans includes $22,222 million related to signed loans (2018 - $22,307 million; 2017 - $20,368 million; 2016 - $20,535 million). In 2019, the undisbursed portion of concessional signed loans amounted $606 million (2018 - $637 million, 2017 - $702 million).
(3) Includes gross loan disbursements less principal repayments (and prepayments).
(4) Net of Payable for investment securities purchased, Payable for cash collateral received, and Receivable for investment securities sold.
(5) Excludes lending swaps in a net asset position of $291 million in 2019 (2018 - net asset of $455 million; 2017 - net asset of $255 million; 2016 - net asset of $336 million; 2015 - net liability of $30 million).
(6) See page 35 for a full discussion of Operating Income.
(7) Net fair value adjustments mostly relate to changes in the fair value of: (a) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, and (b) equity duration swaps due to changes in USD interest rates. In 2017, changes in net fair value losses on non-trading portfolios were also due to changes in the Bank's own credit spreads of borrowings at fair value, that since 2018 have been reclassified to Other comprehensive income (loss), as required by a new accounting standard implemented in 2018.
(8) Effective January 1, 2018, the Bank adopted a new accounting standard (ASU) that required the other components of net pension benefit costs to be presented separately from the service cost component, and outside of Operating income. The related prior years amounts were adjusted to conform to the 2018 presentation.
(9) Borrowings (after swaps) and guarantee exposure.
(10) "Total Equity" is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings minus borrowing countries' local currency cash balances and accumulated other comprehensive income (non-GAAP measure). Although the Bank prepares its financial statements in accordance with U.S. GAAP, Management reviews certain results, such as ratios based on equity, on a non-GAAP basis. This measure provides information about the underlying operational performance and financial condition of the Bank while excluding the effects of accumulated other comprehensive income and borrowing countries local currency cash balance, which may be restricted. Refer to table 11 for a reconciliation of this measure to GAAP equity.
(11) Four year rolling average of Administrative expenses, excluding pension and postretirement benefit costs, divided by four year rolling average of Total income, excluding Investments - net gains (losses) and net of Borrowing expenses.
(12) Operating income divided by average equity. The ratio was restated for prior years to exclude the other components of net pension benefit costs from Operating income, due to the implementation of a new ASU in 2018.
(13) Operating income divided by average total assets. The ratio was restated for prior years to reclassify certain other components of net pension benefit costs from Operating income, due to the implementation of a new ASU in 2018.

**Financial Highlights**

*Loan Operations:* During the year ended 2019, the Bank approved 188 loans and guarantees totaling $12,961 million, compared to 208 loans and guarantees that totaled $14,250 million last year. Approved loans[5] amounted to $12,861 million (187 loans), compared to $13,888 million (205 loans) in 2018. There were 5 concessional loans for $123 million approved during 2019 (2018 – 16 loans for $302 million). The undisbursed portion of approved loans increased to $32,187 million at year-end 2019 (2018 - $32,079 million), of which $22,222 million are related to signed loans (2018 - $22,307 million).

The portfolio of NSG loans, including loans to other MDBs, decreased to $5,557 million compared to $5,670 million at December 31, 2018. During 2019, 25 NSG loans amounting to $1,135 million (2018- 37 for $1,242 million), and one NSG guarantee amounting to $100 million (2018– two for $62 million) were originated by the Inter-American Investment Corporation (IIC), but financed and recorded by the Bank. In addition, the non-sovereign guarantees exposure increased $44 million to $438 million compared to $394 million the previous year. As of December 31, 2019, 6.2% of the outstanding loans and guarantees exposure was NSG, compared to 6.4% at December 31, 2018.

*Allowance for loan and guarantee losses:* The allowance for loan and guarantee losses amounted to $349 million at December 31, 2019 compared to $434 million in 2018. The Bank had NSG loans with outstanding balances of $315 million classified as impaired at December 31, 2019, compared to $379 million at December 31, 2018. As of December 31, 2019, the specific allowances for loan losses of impaired NSG and SG loans were $120 million, and $15 million, respectively, compared to $228 million for NSG and $17 million for SG loans at December 31, 2018.

As of December 31, 2019, the total amount of Venezuela's sovereign-guaranteed operations in arrears amounted to $623 million, from which $492 million corresponds to arrearages of more than 180 days. As of the date of this Information Statement, Venezuela's arrearages of more than 180 days will increase by $6 million. Since 2018, all loans to Venezuela amounting to $2,011 million (unchanged from 2018), were placed in non-accrual status and classified as impaired. Interest income not recognized amounted to $82 million during the year ended December 31, 2019 (2018 - $80 million), and the related specific allowance for credit losses was $15 million ($17 million as of December 31, 2018). There were no other sovereign-guaranteed loans over 180 days past due, impaired or in non-accrual status as of December 31, 2019 or December 31, 2018.

Under the IDB's guidelines on arrears, the Bank cannot undertake any lending activities in Venezuela until its arrears are cleared. As a matter of policy, the Bank does not reschedule its sovereign-guaranteed loans. Venezuela became a shareholder of the IDB when the institution was founded in 1959, has reiterated its commitment to the Bank and its intention to undertake payments. Even though the non-accrual period could potentially be lengthy, the Bank still expects to collect all amounts due, including interest at the contractual interest rate for the period of delay, when the balances in arrears are restored to an accrual basis. As a result, the specific allowance recorded represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The assessment and estimation of loan impairment is inherently judgmental and reflects Management's best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess the impairment estimate accordingly.

*Liquidity Operations:* Approximately 94.4% of the Bank's investments are held in high quality securities rated AA- or higher. As of December 31, 2019, the liquid asset portfolio totaled $34,002 million, an increase of $2,086 million compared to December 31, 2018. The increase is consistent with the Bank's liquidity policy.

In 2019, the trading investments portfolio experienced net mark-to-market gains of $59 million, compared to $38 million losses in 2018, mainly due to the combined effects from lower interest rates and compressed credit spreads and swap spreads.

*Borrowing Operations:* In 2019, the Bank issued medium- and long- term debt securities for a total face amount of $20,297 million equivalent (2018—$19,524 million) that generated proceeds of $20,266 million equivalent (2018—$19,520 million) and had an average life of 5.2 years (2018—5.2 years). Such debt securities were issued through a

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(5) Approved loans are loans that have been approved by the Board of Directors but for which a loan agreement may not have been signed yet with the borrower.

strategy of combining large global benchmark bonds with smaller transactions targeted to particular segments of demand.

During 2019, and as of the date of this Information Statement, the Bank continues to be rated Triple-A by the major credit rating agencies.

*Transfer to the IDB Grant Facility:* As part of the Ninth General Capital Increase of the IDB (IDB-9), the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors, to provide $200 million annually in transfers of Ordinary Capital income to the GRF, beginning in 2011 and through 2020. During 2011 - 2015, the Bank approved income transfers from the Ordinary Capital in the amount of $200 million each year for a total of $1,000 million.

Consistent with G-20 recommendations to Multilateral Development Banks to seek further financial efficiencies, in April 2016 the Board of Governors amended the funding mechanism of the GRF. The Board of Governors reaffirmed its support for Haiti's reconstruction and development but agreed to consider further transfers of Ordinary Capital income (up to a total amount of $1,000 million) as long as necessary to maintain the GRF's fund balance at no less than $300 million as of January 1 of each year. As a result, income transfers from the Ordinary Capital are no longer bound to be completed by 2020 and will be a function of the pace of execution of grants in Haiti. Ordinary Capital income transfers remain subject to the requirements of the Agreement and other applicable financial policies. In March 2019, the Board of Governors approved income transfers from the Bank to the GRF amounting to $54 million. In 2018, no Ordinary Capital income transfers to GRF were required or approved by the Board of Governors.

*Transfer of Net Assets from the Fund for Special Operations (FSO) to the Bank:* Consistent with G-20's recommendations to optimize MDB balance sheets, the Bank's Board of Governors unanimously approved to transfer all assets and liabilities of the FSO to the Bank, effective January 1, 2017.

The transfer was recorded as additional paid-in capital of $5,812 million, partially offset by receivable from members and contribution quotas receivable of $642 million and $10 million, respectively.

*Equity:* Equity at December 31, 2019 was $33,871 million compared with $32,929 million at December 31, 2018. The increase of $942 million reflects mainly Net income of $1,385 million, offset by a $48 million reclassification of Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk, a $50 million distribution to the Bank's shareholders for concurrent contribution to the IIC on behalf of the Bank's shareholders recorded as a dividend, and $356 million recognition of changes in assets/liabilities under retirement benefit plans.

*Balance Sheet Structure:* The Bank's main assets and liabilities as of December 31, 2019 are as follows:

**FIGURE 1: BALANCE SHEET STRUCTURE**
**For the years ended December 31, 2019 and 2018**
*(Expressed in billions of United States dollars)*



(1) Before receivable for investments securities sold and payable for investments securities purchased.
(2) After allowances for loan losses.
(3) Other assets totaled 4.3 billion in 2019 (2018 – 3.7 billion).
(4) Other liabilities totaled 5.5 billion in 2019 (2018 – 6.6 billion).

*Financial Results:* **Figure 2** summarizes the Bank's key income metrics over the past five years.

**FIGURE 2: FINANCIAL RESULTS – INCOME METRICS**
**For the years ended December 31, 2015 through 2019**
*(Expressed in millions of United States dollars)*



*Operating income*

Operating Income for 2019 was $962 million, compared to $752 million in 2018, an increase of $210 million. The increase was mainly due to higher net interest income ($162 million), which includes a $51 million gain from the unwinding of swaps to manage our equity duration, an increase in net investment gains ($97 million), and lower net non-interest expense ($17 million); which were offset by an increase in the provision for loan and guarantee losses ($78 million).

*Net interest income*

**Figure 3** includes the Bank's net interest income during the last five years.

**FIGURE 3: FINANCIAL RESULTS – NET INTEREST INCOME**
For the years ended December 31, 2015 through 2019
*(Expressed in millions of United States dollars)*



The Bank's policy of setting its lending rate on its SG loans as a cost pass-through plus a variable lending spread, immunizes it from the volatility associated with the underlying cost of funding which is primarily based on 3-month USD LIBOR. As can be observed from the chart above, as the average 3-month USD LIBOR has increased in the last several years, translating into annual increases of both the Bank's interest income and borrowing expenses, the net interest income is fairly stable throughout these same years. The Bank's net interest income is driven primarily by the lending spread the Bank charges on all its SG loans, which is normally reviewed annually, and when reset it applies to the entire SG lending portfolio, not just to new loans approved in that year.

Although changes in interest rates will, over the long term, result in corresponding changes in Operating Income, the effect on a single year is relatively small and mainly due to the fact that equity is mostly funding fixed rate assets and that for debt-funded assets the interest rate exposure is mostly hedged through the use of derivative instruments or passed through to the borrowers.

The Bank had net interest income of $1,712 million during 2019 compared to $1,550 million last year. The increase was mostly due to the increase of loan interest income from a larger loan portfolio.

*Net Investment Gains (Losses)*
The Bank had net investment gains of $59 million as compared to $38 million losses in 2018, mainly due to the combined effects from lower interest rates and compressed credit spreads and swap spreads.

*Provision for Loan and Guarantee Losses*
The Bank had a provision (credit) for loan and guarantee losses of $43 million, compared to $(35) million in 2018. The increase was mainly due to new NSG loans classified as impaired, the deterioration in the conditions of certain NSG loans, an increase in the collective loan loss allowance of the sovereign-guaranteed portfolio, offset by the repayments of certain NSG loans.

*Net fair value adjustments on non-trading portfolios and foreign currency transactions*
The Bank had net fair value gains on non-trading portfolios and foreign currency transactions of $402 million, compared to $15 million in 2018. Net fair value adjustments mostly relate to changes in the fair value of: (a) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of

the related loans and borrowings that are not recorded at fair value, and (b) equity duration swaps due to changes in USD interest rates. In 2019 and 2018, changes in net fair value losses on non-trading portfolios were also due to changes in the Bank's own credit spreads of borrowings at fair value, that for 2018 presentation have been reclassified to Other comprehensive income (loss), as required by a new accounting standard implemented in 2018. See Note T—Net Fair Value Adjustments on Non-trading Portfolios and Foreign Currency Transactions of the financial statements, for further discussion on the changes in fair value on non-trading portfolios and foreign currency transactions.

*Exposure Exchange Agreement:* The Bank synthetically reduced its loan portfolio concentration by entering into bilateral transactions under a Master Exposure Exchange Agreement (EEA) jointly signed with other MDBs. The EEA provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on exposures from borrowing countries in which the Bank is concentrated, to countries in which the Bank has no, or low, exposure. Each EEA transaction is accounted for as an exchange of two separate financial guarantees (given and received). For further information, refer to Financial Risk Management – Credit Risk – Exposure Exchange Agreement section.

*Pension and Postretirement Benefit Plans (Plans):* At December 31, 2019, the Balance Sheet presents net liabilities under retirement benefit plans of $877 million, compared to $554 million at December 31, 2018. The decrease in the funded status of the Plans of $323 million reflects an increase the benefit obligation of $1,373 million to $7,641 million, partially offset by an increase in the Plans' assets of $1,050 million to $6,764 million. At the end of 2019, the Plans' assets represented 89% of the benefit obligations, compared to 91% at the end of 2018.

The funded status of the Plans decreased as compared to the prior year primarily due to increases in Pension liabilities due to decreases in discount rates applied to the actuarial calculations, offset by increases in assets due to positive returns in most asset classes. For further information, refer to Note U – Pension and Postretirement Benefit Plans of the financial statements.

In July 2019, following a review of the Long-term Funding (LTF) Policy components, the Board adopted an enhanced version of the LTF policy as part of the ongoing financial policies of the Bank. The enhanced version of the LTF policy removes its sunset period, continues to keep the Bank contribution rate at a stable level, and establishes a rules based mechanism to guide Management decision making to allocate Bank contributions when the Stabilization Reserve Funds (SRFs) reaches its limits, as well as when the Plans reach their fully funded status. Bank contributions made in excess (deficit) of the actuary's determined contribution rate is allocated (withdrawn) to (from) the SRFs.

### IDB Activities with the Private Sector

On January 1, 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the Inter-American Investment Corporation (IIC) became effective. During the seven-year period ending in 2022, NSG activities are originated by the IIC and co-financed by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes and monitors the Bank's NSG portfolio.

As part of the above-mentioned reorganization, the Bank and the IIC also entered into service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution, and monitoring services provided to the Bank by the IIC. The total fees for the services provided by the Bank to the IIC, and those provided by the IIC to the Bank are $19 million and $72 million, respectively, for the year ended December 31, 2019.

The IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple A long term foreign currency credit rating, the CAP, the presentation of the sovereign guaranteed lending envelope consistent with IDB 9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2019, the Board of Governors approved a $50 million distribution to the Bank's shareholders for concurrent contribution to the IIC on behalf of the Bank's shareholders that has been recorded as Distributions on behalf of shareholders in the Statement of Income and Retained Earnings.

In February 2020, Management sent a proposal to the Board of Governors for an additional $110 million distribution to the shareholders of the Bank for a concurrent contribution to the IIC on their behalf, for approval at the Governors meeting to be held in March 2020.

## DEVELOPMENT OPERATIONS

### General
The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. Loans and guarantees may also be made directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria. The Bank also provides financing to borrowing member countries for non-reimbursable and contingent recovery assistance that is aligned with its overall strategy for the region.

### Development Objective
The IDB works to improve lives in Latin America and the Caribbean. Its mission is to contribute to the acceleration of the process of economic and social development of the regional developing member countries, individually and collectively, with the overarching objectives of fostering sustainable growth and reducing poverty and inequality. To deliver on its objectives, the Update to the Institutional Strategy includes six strategic priorities for the IDB to continue to support development progress in the region. These include the three development challenges of social inclusion and equality, productivity and innovation, and economic integration; and three cross-cutting issues of gender equality and diversity, climate change and environmental sustainability, and institutional capacity and the rule of law. All seventeen UN Sustainable Development Goals (SDGs) are directly mapped into the Bank's three development challenges and the three cross-cutting issues.

**Figure 4** presents the percentage of SG loan approval volume for 2019 and 2018 aligned with each strategic priority.

FIGURE 4: LOAN APPROVALS BY STRATEGIC PRIORITY[1]
For the years ended December 31, 2019 and 2018



|  | 2019 | 60% |
|---|---|---|
| Social Inclusion and Equality | 2018 | 54% |

|  | 2019 | 56% |
|---|---|---|
| Gender Equality and Diversity | 2018 | 53% |

|  | 2019 | 73% |
|---|---|---|
| Productivity and Innovation | 2018 | 74% |

|  | 2019 | 42% |
|---|---|---|
| Climate Change and Environmental Sustainability | 2018 | 41% |

|  | 2019 | 18% |
|---|---|---|
| Economic Integration | 2018 | 16% |

|  | 2019 | 80% |
|---|---|---|
| Institutional Capacity and Rule of the Law | 2018 | 57% |

(1)   Each operation may contribute to more than one strategic priority, so the percentages reported for each priority in a given year sum to greater than 100 percent.

For more information, see the Update to the Institutional Strategy and the latest Development Effectiveness Overview.

## Lending Cycle

The process of identifying and assessing a project and approving and disbursing a loan often extends over several years, depending on the nature, objective and purpose of the individual project. However, on numerous occasions, the Bank has shortened the preparation and approval cycle in response to emergency situations such as natural disasters or economic crises. Generally, the Bank's operational staff, which includes economists, engineers, financial analysts and other sector and country specialists, assesses the projects. With certain exceptions, where this authority has been delegated to Management, the Bank's Board of Executive Directors approves each loan.

Loan disbursements are subject to the fulfillment of conditions set forth in the loan agreement. During implementation of the Bank-supported operations, experienced Bank staff review progress, monitor compliance with Bank policies and assist in resolving any problems that may arise. The Office of Evaluation and Oversight, an independent Bank unit, evaluates loan operations pursuant to an annual work plan approved by the Board of Executive Directors to determine the extent to which major objectives have been met. The results of these evaluations are reported directly to the Board of Executive Directors and are publicly available.

The Bank's lending operations conform to certain principles that, when combined, seek to ensure that loans made to member countries are for financially and economically sound purposes to which these countries have assigned high priority, and that funds lent are utilized as intended. These principles are detailed in **Box 2**.

---

**BOX 2: LENDING OPERATIONS PRINCIPLES**

(i)    The Bank makes sovereign-guaranteed loans and guarantees primarily to central governments, as well as subnational governments, governmental entities, public enterprises, and development institutions of its borrowing members. In addition, the Bank makes NSG loans and guarantees to eligible entities and other development institutions.

(ii)    Loan applicants must submit a detailed proposal to the Bank specifying the technical, economic and financial merits of the project. The proposal must include an evaluation of the project's expected environmental risks or impact and proposed mitigation measures as well as its impact on gender and indigenous groups, as applicable.

(iii)    The Bank neither renegotiates nor takes part in debt rescheduling agreements with respect to its sovereign-guaranteed loans.

(iv)    In making loans, the Bank evaluates the capacity of the borrower to carry out its financial obligations under the loan agreement, the prevailing macroeconomic climate and debt burden of the country, the ability of the executing agencies to execute Bank financed projects, and other policy and institutional issues relevant to the loan.

(v)    The Bank considers the ability of the borrower to obtain private financing under reasonable terms and conditions. The Bank serves as a catalyst to promote private investment, not to compete with it.

(vi)    The use of loan proceeds is supervised. Bank staff monitor and supervise the on-going progress with respect to the development objectives of each operation through the Bank's Country Offices in each of its 26 borrowing member countries, and fiduciary arrangements are in place to ensure proper use of Bank resources to achieve the operation's objectives.

---

**Loans**

The Bank's sovereign-guaranteed lending falls into one of three categories, which can be made under concessional or non-concessional terms: investment loans (including loans to intermediaries for on-lending purposes), policy-based loans, and special development lending. The Bank's lending provides support to the following sectors:

- Agriculture and rural development;
- Disasters;
- Environment and natural;
- Education;
- Energy;
- Financial markets;
- Health;
- Industry;
- Private firms and subject matter experts development;
- Reform and modernization of the state;
- Regional integration;
- Social investment
- Sustainable tourism;
- Science and technology;
- Transport;
- Trade;
- Urban development and housing;
- Water and sanitation.

As part of its private sector operations, the Bank also lends directly to eligible entities without a sovereign guarantee generally for the financing of investments for transactions in all sectors, subject to an exclusion list.

*Sovereign-Guaranteed Investment Loans:* Investment lending is generally used to finance goods, works, and services in support of economic and social development projects.

*Sovereign-Guaranteed Policy-Based Loans:* Policy-based lending provides fungible resources to support an agreed program of policy reforms and/or institutional changes in a sector or sub-sector and it aims at assisting borrowing member countries to develop and implement their economic and sectorial policy reforms and institutional changes to contribute to the achievement of sustainable growth levels and poverty reduction.

*Sovereign-Guaranteed Concessional lending:* Concessional lending provides highly concessional terms to the less developed member countries of the Bank.

*Special Development Lending (SDL):* Approved in 2017, the SDL aims to help address the effects of a macroeconomic crisis on a country's economic and social progress and would primarily: (i) support efforts to maintain or strengthen the reform process in the social, institutional and economic areas and avoid reversals of policy reforms; (ii) protect funding for social programs that benefit the poor; (iii) support new efforts to mitigate the effects of the crisis on the poor and vulnerable; (iv) protect expenditures in infrastructure; and (v) facilitate access of small and medium enterprises to credit.

*Non-Sovereign-Guaranteed Loans:* Non-sovereign-guaranteed or NSG loans and guarantees generally finance investments for transactions in all sectors, subject to an exclusion list. The NSG loans are made on the basis of market-based pricing, and are subject to certain eligibility requirements and risk management limits. In addition, the Bank lends to other development institutions for on-lending purposes without a sovereign guarantee.

The Non-sovereign-guaranteed Risk Framework (Framework) limits NSG loans and guarantees to 20% of the Bank's Total Equity, subjects the portfolio to exposure limits and supplemental guidelines, including limits by project, obligor, sector and country, and project origination considerations. With respect to the single obligor limits, the Framework establishes a limit equal to the lesser of 2.5% of the Bank's Total Equity and $500 million at the time of approval.

As of December 31, 2019, the risk capital requirements of NSG operations were $1,492 million, or 4.4% of Total Equity.

**Figure 5** presents a breakdown of approvals by loan type during the last five years.

**FIGURE 5: LOAN APPROVALS BY TYPE**
**For the years ended December 31, 2015 through 2019**
*(Expressed in billions of United States dollars)*



A summary of loan approvals by country during 2019 and 2018 appears in **Table 1**.

**TABLE 1: LOAN APPROVAL BY COUNTRY**
For the years ended December 31, 2019 and 2018
*(Expressed in millions of United States dollars)*

| COUNTRY | 2019 | | | | 2018 | | | |
|---|---|---|---|---|---|---|---|---|
| | SG | Concessional SG | NSG | Total | SG | Concessional SG | NSG | Total |
| Argentina | $ 2,000 | $ - | $ 229 | $ 2,229 | $ 1,834 | $ - | $ 385 | $ 2,219 |
| Bahamas | 50 | - | - | 50 | 30 | - | - | 30 |
| Barbados | 70 | - | - | 70 | 100 | - | - | 100 |
| Belize | 24 | - | - | 24 | 7 | - | - | 7 |
| Bolivia | 200 | - | 5 | 205 | 531 | 94 | - | 625 |
| Brazil | 971 | - | 437 | 1,408 | 2,391 | - | 367 | 2,758 |
| Chile | 198 | - | 29 | 227 | - | - | 15 | 15 |
| Colombia | 1,144 | - | 187 | 1,331 | 988 | - | 233 | 1,221 |
| Costa Rica | 575 | - | - | 575 | 144 | - | - | 144 |
| Dominican Republic | 339 | - | - | 339 | 795 | - | - | 795 |
| Ecuador | 1,231 | - | 87 | 1,318 | 590 | - | 225 | 815 |
| El Salvador | 245 | - | 33 | 278 | 350 | - | 26 | 376 |
| Guatemala | 250 | - | 79 | 329 | - | - | 186 | 186 |
| Guyana | - | - | - | - | 19 | 19 | - | 38 |
| Honduras | 66 | 123 | 41 | 230 | 284 | 189 | 24 | 497 |
| Jamaica | 25 | - | 37 | 62 | 115 | - | 25 | 140 |
| Mexico | 1,450 | - | 189 | 1,639 | 1,330 | - | 130 | 1,460 |
| Nicaragua | - | - | 12 | 12 | - | - | 12 | 12 |
| Panama | 580 | - | 11 | 591 | 682 | - | 53 | 735 |
| Paraguay | 421 | - | 31 | 452 | 705 | - | 10 | 715 |
| Peru | 347 | - | 95 | 442 | 400 | - | 73 | 473 |
| Suriname | 85 | - | - | 85 | 50 | - | - | 50 |
| Trinidad and Tobago | - | - | 38 | 38 | - | - | - | - |
| Uruguay | 409 | - | 195 | 604 | 189 | - | - | 189 |
| Regional | 323 | - | - | 323 | 131 | - | 157 | 288 |
| Total | $ 11,003 | $ 123 | $ 1,735 | $ 12,861 | $ 11,665 | $ 302 | $ 1,921 | $ 13,888 |

**Figure 6** presents the movement in disbursed loans balances year-over-year is summarized below.

FIGURE 6: LOANS OUTSTANDING ACTIVITY
For the years ended December 31, 2018 through 2019
*(Expressed in millions of United States dollars)*



The increase in the loan portfolio is driven by the sustained growth in the level of approvals of development-related assets during the period 2017-2019 (21% increase relative to the period 2011-2016) and continued execution of loan portfolio. Undisbursed balances at December 31, 2019, totaled $32,187 million, an increase of $108 million from December 31, 2018.

**Table 2** presents a summary of the loans and guarantee portfolio.

**TABLE 2: OUTSTANDING LOANS AND GUARANTEES**
**December 31, 2019 and 2018**
*(Expressed in millions of United States dollars)*

|  | 2019 | 2018 |
|---|---|---|
| Sovereign Loans | $ 91,166 | $ 87,707 |
| Sovereign Guarantees | 60 | 60 |
| Sovereign Portfolio | 91,226 | 87,767 |
|  |  |  |
| Non-Sovereign Loans | 5,557 | 5,670 |
| Non-Sovereign Guarantees | 438 | 394 |
| Non-Sovereign Portfolio | 5,995 | 6,064 |
|  |  |  |
| Total Loans & Guarantees Outstanding | $ 97,221 | $ 93,831 |
| NSG Portfolio as a percentage of total loans and guarantees | 6.2% | 6.4% |

Loans outstanding by country at December 31, 2019 and 2018 is set forth in Schedule I-1 to the financial statements.

Financial Terms of Loans

*Currently Available Financial Terms:* Since January 2012, the Flexible Financing Facility (FFF) is the only financial product platform for approval of all regular Ordinary Capital sovereign-guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to:

- (i) manage currency, interest rate and other types of exposures;
- (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks;
- (iii) manage loans under legacy financial products; and,
- (iv) execute hedges with the Bank at a loan portfolio level. The FFF loans' interest rate is based on LIBOR plus a funding margin or actual funding cost, as well as the Bank's lending spread.

**Table 3** presents the currently available terms for sovereign-guaranteed loans.

The Bank offers concessional lending from its Ordinary Capital through a blending of regular and concessional financing. The concessional portion of blended loans have a grace period and maximum maturity of 40 years, and a 0.25% fixed interest rate. The regular financing portion has a maximum maturity of 25 years and variable rates based on market pricing.

Non-sovereign-guaranteed loans can be denominated in United States dollars or local currency, and borrowers have the option of either fixed interest rate loans or floating rate loans. For floating rate loans, the interest rate resets every one, three, six, or twelve months substantially all based on a LIBOR rate plus the lending spread. Lending spreads and fees are set on a case-by-case basis.

## TABLE 3: CURRENTLY AVAILABLE FINANCIAL TERMS OF LOANS WITH SOVEREIGN GUARANTEE

| | | Flexible Financing Facility |
|---|---|---|
| Interest rate option | | LIBOR-based loan[3] |
| Currencies offered | Approval | USD or borrowing member local currency |
| | Disbursement | Currency of approval or converted currency |
| | Repayment | Currency disbursed/converted |
| Cost base | | LIBOR ± funding margin, or currency equivalent of LIBOR ± estimated funding margin, or actual funding cost |
| Funding margin to LIBOR | | Actual funding cost or estimated funding margin at the time of disbursement/conversion |
| Lending spread[1][2] | | 80 [5] |
| Credit commission[1][2] | | 50 [5] |
| Supervision and inspection fee[1][2] | | 0 [5] |
| Front-end/Standby fee[1][7] | | Not applicable/Not applicable[6] |
| Maturity[4][7] | | Up to 20 years for policy based loans and up to 25 years for investment loans |
| Grace Period[4][7] | | Minimum of 6 months after original disbursement period |
| Repayment Profile | | Flexible repayment profile based on loan's contractual weighted average life |

(1) Loan charges expressed in basis points (bps).
(2) Loan charges on sovereign-guaranteed loans are established annually by the Board of Executive Directors. In no case can the credit commission exceed 0.75% or the inspection and supervision fee exceed, in a given six-month period, the amount that would result from applying 1% to the loan amount divided by the number of six-month periods included in the original disbursement period.
(3) FFF LIBOR-based loan balances can be converted to fixed-base cost rate and to any member currency, subject to market availability. A 0.25% fixed interest rate applies to the concessional portion of blended loans.
(4) For the concessional portion of blended loans, the maturity and grace period is 40 years.
(5) Loan charges effective January 1, 2019, consistent with the terms available for the year-ended 2018.
(6) Policy based loans with deferred drawing options have standby and front-end fees of 38 bps and 50 bps, respectively[5]
(7) The SDL has the following terms: i) maturity of 7 years, ii) 3 years of grace period, iii) lending rate of 3-month USD LIBOR, plus/minus IDB funding margin, plus variable lending spread, plus fixed premium loan spread of 115 basis points, iv) Front end fee of 1% of the principal amount of the loan and v) Commitment fee of 0.75%.

*Discontinued Financial Terms:* The most significant financial products discontinued for which outstanding loan balances remain, are described below.

Up to December 31, 2011, the Bank offered sovereign-guaranteed loans documented under the Single Currency Facility (SCF) LIBOR, each denominated in the convertible currency chosen by the borrower. In addition, borrowers could convert to local currencies of the region under the Local Currency Facility (LCF).

SCF LIBOR-based loans have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost, as well as the Bank's spread. Borrowers have the option to convert their SCF LIBOR loan balances to fixed-base cost rate.

For loans converted under the LCF, borrowers have the option to receive local currency financing under three different modalities: i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. Outstanding loan balances of converted amounts under the LCF carry a fixed-base cost, floating or inflation-linked interest rate. The LCF was incorporated into the FFF product for sovereign-guaranteed loans effective January 1, 2012 and is still available for NSG operations. At December 31, 2019, the Bank had local currency loans outstanding of $4,004 million (2018 – $3,602 million), which have substantially been swapped back-to-back to United States dollars, or economically hedged with local currency debt.

**Table 4** presents a breakdown of the loan portfolio by main product. For more information, see Schedule I-2 to the financial statements.

**TABLE 4: LOANS OUTSTANDING BY LOAN PRODUCT**[1]
**December 31, 2019 and 2018**
*(Amounts expressed in millions of United States dollars)*

| | 2019 | | 2018 | |
|---|---|---|---|---|
| | Amount | % | Amount | % |
| SCF-LIBOR-based | $ 20,127 | 20.8 | $ 23,504 | 25.2 |
| SCF-fixed-base cost | 23,110 | 23.8 | 20,682 | 22.1 |
| LCF-fixed-base cost | 575 | 0.6 | 855 | 0.9 |
| LCF-variable | 721 | 0.7 | 746 | 0.8 |
| Currently available: | | | | |
| Flexible Financing Facility-LIBOR-based | 26,189 | 27.1 | 32,310 | 34.6 |
| Flexible Financing Facility-fixed-base cost | 14,682 | 15.2 | 1,721 | 1.8 |
| Flexible Financing Facility-fixed-base cost local currency | 479 | 0.5 | 374 | 0.4 |
| Flexible Financing Facility-variable local currency | 1,251 | 1.3 | 1,010 | 1.1 |
| Non-sovereign-guaranteed-fixed | 860 | 0.9 | 822 | 0.9 |
| Non-sovereign-guaranteed-floating | 3,602 | 3.7 | 4,167 | 4.5 |
| Non-sovereign-guaranteed-local currency | 833 | 0.9 | 468 | 0.5 |
| Sovereign-guaranteed-concessional lending | 2,405 | 2.5 | 4,709 | 5.0 |
| Others | 1,889 | 2.0 | 2,009 | 2.2 |
| Total | $ 96,723 | 100.0 | $ 93,377 | 100.0 |

(1) Non-sovereign-guaranteed loans to other development institutions in the amount of $262 million (2018- $214 million) are included as follows: $225 million in Flexible Financing Facility-LIBOR-based, SCF-LIBOR-based, SCF-fixed-base cost, and Others; and $37 million in Sovereign-guaranteed-concessional lending.

The total undisbursed loan balance is summarized below.

**TABLE 5: UNDISBURSED LOANS BALANCE BY LOAN PRODUCT**
**December 31, 2019 and 2018**
*(Expressed in millions of United States dollars)*

| | 2019 | | 2018 | |
|---|---|---|---|---|
| | Amount | % | Amount | % |
| SCF-LIBOR-based | $ 1,983 | 6.2 | $ 3,294 | 10.3 |
| FFF-LIBOR-based | 27,918 | 86.7 | 26,061 | 81.2 |
| NSG-floating | 2,137 | 6.6 | 2,556 | 8.0 |
| Other | 149 | 0.5 | 168 | 0.5 |
| Total | $ 32,187 | 100.0 | $ 32,079 | 100.0 |

The Bank uses currency and interest rate swaps in order to hedge exposures from loans where the currency or the interest rate type is not the same as that of the underlying funding. **Figure 7 and 8** display a breakdown of loans outstanding, before swaps and after swaps, by interest rate type.

### FIGURE 7: LOANS OUTSTANDING BY INTEREST RATE TYPE BEFORE SWAPS(1)

December 31, 2019 and 2018



2019
Fixed-base Cost (2) 39%
LIBOR-based floating 52%
Adjustable 4%
Fixed-rate Concessional 5%

**Total loans outstanding: $96,723 million**

2018
Fixed-base Cost (2) 26%
LIBOR-based floating 65%
Adjustable 4%
Fixed-rate Concessional 5%

Total loans outstanding: $93,377 million

(1) Data is rounded; detail may not add up due to rounding.
(2) Includes a total of $1,129 million in fixed rate loans (2018 -$1,051 million).

### FIGURE 8: LOANS OUTSTANDING BY INTEREST RATE TYPE AFTER SWAPS(1)

December 31, 2019 and 2018



2019
Fixed-base Cost (2) 22%
Adjustable 2%
Fixed-rate Concessional 5%
LIBOR-based floating 71%

**Total loans outstanding: $97,014 million**

2018
Fixed-base Cost (2) 15%
Adjustable 2%
Fixed-rate Concessional 5%
LIBOR-based floating 78%

Total loans outstanding: $93,832 million

(1) Data is rounded; detail may not add up due to rounding.
(2) Includes a total of $1,129 million in fixed rate loans (2018 -$1,051 million).

### Charges on Loans with Sovereign Guarantee

Loan charges are established by the Board of Executive Directors annually, or more frequently if deemed necessary, taking into consideration the trade-offs presented in the Long-Term Financial Projections (see the "Financial Risk Management—Capital Adequacy Policy—Income Management Model" section). At a minimum, the level of loan charges for sovereign-guaranteed loans should be sufficient to generate enough income so as to cover 90% of the Ordinary Capital's administrative expenses on a three-year rolling basis, adjusted for 90% of the income from the Bank´s NSG operations.

A unique feature of the Bank's loan charge structure on the sovereign-guaranteed portfolio is that changes apply to substantially all the portfolio, including loans already disbursed and outstanding. As a result, the Bank has the ability to raise revenue by these means, when needed. In addition, loan charges are also approved by the Bank's borrowing member countries who ultimately incur the higher costs.

For 2019 and 2018, the approved lending spread and credit commission for non-concessional sovereign-guaranteed loans is 0.80% and 0.50% respectively, and there was no supervision and inspection fee. For 2020, the approved lending spread and credit commission will be the same as 2019.

## Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for NSG operations, or with a member country sovereign counter-guarantee. These guarantees are denominated in United States dollars or in local currencies.

As part of its NSG lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage private sector infrastructure investments, local capital market development, and trade finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to noncommercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees. Guarantee exposure is measured as the callable amount.

The Bank's Trade Finance Facilitation Program (TFFP) provides full credit guarantees without sovereign counter-guarantees on trade-finance transactions. The TFFP authorizes lines of credit in support of approved issuing banks, with an aggregate program limit of up to $1,000 million outstanding at any time.

The Flexible Guarantee Instrument (FGI) for sovereign-guaranteed operations allows for the structuring of sovereign counter-guaranteed partial credit and political risk guarantees, which can be used to support investment projects or policy- based interventions.

The guarantee portfolio is summarized below.

## TABLE 6: GUARANTEE PORTFOLIO OUTSTANDING
December 31, 2019 and 2018
*(Expressed in millions of United States dollars)*

|  | 2019 | | 2018 | |
| --- | --- | --- | --- | --- |
| Sovereign guarantees | $ | 60 | $ | 60 |
| Non-sovereign guarantees[1] | | 438 | | 394 |
| Total guarantees outstanding and subject to call | $ | 498 | $ | 454 |

(1) Of which TFFP represented $203 million (2018 - $168 million).

## Debt Securities

During 2019, the Bank purchased two debt securities issued at par with a carrying value of $130 million. The security is classified as held-to-maturity and recorded at amortized cost as of 2019. The contractual maturity for this debt security is in 2024.

In December 2018, the Bank purchased one debt security issued at par with a carrying value of $18 million. The security is classified as held-to-maturity and recorded at amortized cost as of December 31, 2019. The contractual maturity for this debt security is in 2023.

## Technical Assistance

In addition to loans and guarantees, the Bank provides technical assistance to its member countries both in connection with, and independent of, its lending operations. Such assistance focuses on transferring knowledge, and supports project preparation, feasibility studies, regional programs, and training. Technical assistance activities are currently funded by resources from the Ordinary Capital's special programs and the funds under the Bank's administration. Special programs provide financing for reimbursable, non-reimbursable and contingent recovery assistance to borrowing member countries. In 2019, the Bank approved technical assistance for a total of $277 million (2018—$271 million), including $111 million (2018—$114 million) funded by the Ordinary Capital.

The Policy for Fee-Based Advisory and Knowledge Services allows the Bank to provide fee-based advisory and knowledge services that are not linked to the design and execution of Bank lending operations. Specific guidelines and operational requirements apply to the Bank's staff involved in providing advisory and knowledge services to the clients.

## LIQUIDITY MANAGEMENT

The primary objective of the Bank's liquidity management is to preserve capital and to ensure that adequate resources are available to meet anticipated contractual obligations and ensure uninterrupted financial operations in the event the Bank were to refrain from borrowing in response to unattractive market conditions or other constraints. The Bank's liquidity management principles are set forth in **Box 3**.

---

### BOX 3: LIQUIDITY MANAGEMENT PRINCIPLES

The primary objective in the management of the Bank's liquid assets is preservation of capital, and maintaining a portfolio of adequate size invested in high quality liquid assets to enable the Bank to meet its financial obligations without the need to access the capital markets. The secondary investment objective is to efficiently manage risk/return trade-offs of all eligible asset classes within the defined risk tolerance of the Bank, in order to help minimize the cost of carrying liquidity.

The Bank manages its liquidity through financial policies, a Strategic Asset Allocation (SAA) Framework, and investment guidelines. The Investment Resolution approved by the Board of Executive Directors provides the basic authority within which liquidity is invested. The SAA and Investment Guidelines approved by Management, provide strategic guidance for investing the Bank's liquid assets and establish the detailed operating, compliance and monitoring conditions for the implementation of the liquidity management. All are designed to ensure that the Bank assesses market and credit risks, and establishes investment constraints consistent with the Bank's level of risk tolerance. For information concerning the management of risk exposures on liquidity see the "Financial Risk Management" section.

---

The Bank substantially invests its liquid assets in highly rated securities and bank deposits. These instruments include obligations of highly-rated sovereign and sub-sovereign governments' agencies, multilaterals, banks and corporate entities, including asset- backed and mortgage-backed securities. The Bank also uses derivatives, mostly currency and interest rate swaps, to manage its investment portfolios. In addition, the Bank carries local currency assets to support local currency operations.

Furthermore, the Bank has deployed a framework incorporating Environmental, Social, and Governance (ESG) criteria into its investment process for bank and corporate entities to complement its overall assessment of eligible issuers and counterparties.

As part of its regular review cycle, the SAA was updated in 2017 and implemented with minor adjustments in 2018 under the same overall objectives and risk appetite. The next review of the SAA is scheduled in 2020.

Under the Bank's liquidity policy, the Bank's liquidity floor covers, at a minimum, 12 months of projected net cash requirements, after accounting for liquidity haircuts, while the liquidity ceiling is set to allow the entire yearly borrowing program to be executed in the first quarter of the year.

The policy allows Management to manage liquidity dynamically based on the Bank's expected future cash flow needs. It requires a liquidity level ranging within a band established early in the year. The Bank has remained compliant with the required liquidity levels.

Unless otherwise stated, liquidity is defined as non-borrowing countries convertible currency cash and investments, excluding assets with limited or restricted availability.

The liquid asset portfolio, as compared to the required limits, is presented below.

**TABLE 7: LIQUID ASSETS PORTFOLIO[1]**
**December 31, 2019**
*(Amounts expressed in millions of United States dollars)*

|  | Amount | % of Maximum Allowable Liquidity |
|---|---|---|
| Maximum allowable liquidity level as per policy | $ 52,500 |  |
| Average during the period | 35,949 | 68 |
| As of December 31, 2019 | 34,647 | 66 |
| Required minimum liquidity as per policy | 26,800 | 51 |

Liquid investments (trading investments portfolio) are maintained in four distinct sub-portfolios: transactional, operational, the External Managers Program, and local currency, each with different risk profiles and performance benchmarks. The transactional portfolio is used to meet the day-to-day cash flow requirements. The operational portfolio holds the majority of the Bank's liquid holdings.

The External Managers Program, which represents less than 2% of our portfolio, focuses on the U.S. agency mortgage-backed security exposures in the trading investments portfolio. Separate investment guidelines that conform to the Bank's overall Investment Guidelines are provided to each external manager.

The local currency assets are available to support operations occurring in or related to expenditures in local currencies.

The return of the trading investments portfolio in 2019 and 2018 is shown in **Table 8**. The increase in the return of the portfolio was mainly due to the combined effects from lower rates and compressed credit spreads and swap spreads.

**TABLE 8: TRADING INVESTMENTS PORTFOLIO[1]**
**December 31, 2019 and 2018**
*(Amounts expressed in millions of United States dollars)*

|  | 2019 | | 2018 | |
|---|---|---|---|---|
| Portfolio | Ending Balance | Financial Return (%) [2][3][4] | Ending Balance | Financial Return (%) [2][3][4] |
| Transactional | $ 3,534 | 2.41 | $ 1,043 | 2.03 |
| Operational | 29,582 | 2.85 | 29,793 | 2.25 |
| External Managers Program (EMP) | 536 | 2.99 | 521 | 2.07 |
| Local currency | 76 | 7.16 | 285 | 7.15 |
| Others[5] | 274 | 1.41 | 274 | 0.30 |
| Overall Portfolio | $ 34,002 | 2.79 | $ 31,916 | 2.24 |

(1) After swaps, net of payable and receivable for investment securities purchased or sold and securities purchased under resale agreements.
(2) Combined return for all currencies in each portfolio.
(3) Geometrically-linked time-weighted returns.
(4) Includes gains and losses.
(5) Investments transferred from FSO and repurchase agreements financed by the trading investment portfolio.

**Performance and Exposure of the Trading Investments Portfolio**
The exposure for the entire investments portfolio, excluding swaps, amounted to $34,442 million at December 31, 2019 compared to $32,087 million at December 31, 2018. The quality of the overall portfolio continues to be high, as 84.8% of the credit exposure is rated AAA[6] and AA (2018—88.5%), 9.8% carry the highest short-term ratings (A1+) (2018- 2.7%), 5.1% is rated A (2018—7.3%), and 0.3% is rated below A/A1+ (2018—1.5%).

(6) Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1–3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies.

**Table 9** shows a breakdown of the trading investments portfolio at December 31, 2019 and 2018 by major security class and its contractual maturity, on securities held at the end of the respective year.

**TABLE 9: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS AND DUE DATES**
December 31, 2019 and 2018
*(Expressed in millions of United States dollars)*

| Security Class | 2019 | | | | |
|---|---|---|---|---|---|
| | Maturity in in one year or less | one year to five years | five years to ten years | after ten years | Grand Total [1] |
| Obligations of the United States Government and its corporations and agencies | $ 857 | 1,526 | - | - $ | 2,383 |
| U.S. Government-sponsored enterprises [2] | - | - | - | 3 | 3 |
| Obligations of non-U.S. governments | 3,915 | 768 | - | - | 4,683 |
| Obligations of non-U.S. agencies | 5,164 | 6,868 | - | - | 12,032 |
| Obligations of non-U.S. sub-sovereigns | 916 | 2,837 | - | - | 3,753 |
| Obligations of supranationals | 1,229 | 219 | - | - | 1,448 |
| Bank obligations | 5,769 | 2,479 | - | - | 8,248 |
| Corporate securities | 656 | 682 | - | - | 1,338 |
| Mortgage-backed securities | - | - | - | 7 | 7 |
| Asset-backed securities | - | - | - | 13 | 13 |
| Currency and interest rate swaps - investments-trading | (45) | (295) | - | - | (340) |
| Total trading investments | $ 18,461 | $ 15,084 | $ - | $ 23 $ | 33,568 |

(1)   Includes accrued interest of $154 million and $(72) million, presented in the Balance Sheet under Accrued interest and other charges-on investments and Accrued interest and other charges-on swaps-net, respectively.
(2)   Does not include EMP amounting $534 million.

| Security Class | 2018 | | | | |
|---|---|---|---|---|---|
| | Maturity in in one year or less | one year to five years | five years to ten years | after ten years | Grand Total [1] |
| Obligations of the United States Government and its corporations and agencies | $ 186 | 1,528 | - | - $ | 1,714 |
| U.S. Government-sponsored enterprises [2] | - | - | - | 3 | 3 |
| Obligations of non-U.S. governments | 3,980 | 952 | - | - | 4,932 |
| Obligations of non-U.S. agencies | 3,045 | 6,566 | - | - | 9,611 |
| Obligations of non-U.S. sub-sovereigns | 1,000 | 2,167 | - | - | 3,167 |
| Obligations of supranationals | 837 | 294 | - | - | 1,131 |
| Bank obligations | 6,684 | 2,542 | - | - | 9,226 |
| Corporate securities | 789 | 921 | - | - | 1,710 |
| Mortgage-backed securities | - | - | - | 8 | 8 |
| Asset-backed securities | - | - | - | 24 | 24 |
| Currency and interest rate swaps - investments-trading | 44 | (21) | - | - | 23 |
| Total trading investments | $ 16,565 | $ 14,949 | $ - | $ 35 $ | 31,549 |

(1)   Includes accrued interest of $168 million and $(66) million, presented in the Balance Sheet under Accrued interest and other charges-on investments and Accrued interest and other charges-on swaps-net, respectively.
(2)   Does not include EMP amounting $560 million.

**Contractual Obligations**

In the normal course of business, the Bank enters into various contractual obligations that require future cash payments, the most significant of which relate to the repayment of borrowings. **Table 10** presents borrowings by remaining maturity as of December 31, 2019.

## TABLE 10: CONTRACTUAL OBLIGATIONS
December 31, 2019
*(Expressed in millions of United States dollars)*

|  | One year or less | | 2 to 3 years | | 4 to 5 years | | More than 5 years | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| Borrowings[1] | $ | 18,327 | $ | 35,108 | $ | 20,495 | $ | 22,057 | $ | 95,987 |
| Pension obligations[2] | $ | 87 | $ | - | $ | - | $ | - | $ | 87 |

(1) Amounts are before swaps and contractual interest.
(2) Estimated contribution for 2020, determined on a year-by-year basis.

The amount of any minimum funding requirement, as applicable, for our defined benefit retirement plans could change significantly in future periods, depending on many factors, including future plan asset returns and discount rates. A decline in discount rates or a sustained significant decline in the global equity or bond markets could result in our pension and postretirement plans being subject to significantly higher minimum funding requirements. Actual contributions made in future years could materially differ and consequently required minimum contributions beyond 2019 cannot be reasonably estimated. In July 2019, following a review of the Long-term Funding (LTF) Policy components, the Board adopted an enhanced version of the LTF policy as part of the ongoing financial policies of the Bank. The enhanced version of the LTF policy continues to keep the Bank contribution rate at a stable level, and establishes a rules based mechanism to guide Management decision making to allocate Bank contributions when the Stabilization Reserve Funds (SR Funds) reaches its limits, as well as when the Plans reach their fully funded status. Bank contributions made in excess (deficit) of the actuary's determined contribution rate are allocated (withdrawn) to (from) the SR Funds.

In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed loans, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received and Due to IDB Grant Facility.

## SOURCES OF FUNDS

### Equity
Equity at December 31, 2019 was $33,871 million compared with $32,929 million at December 31, 2018. The increase of $942 million reflects Net income of $1,385 million, offset by a $48 million reclassification of Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk, a $50 million distribution to the shareholders of the Bank for concurrent contribution to the IIC on behalf of the Bank's shareholders recorded as a dividend, and $356 million recognition of changes in assets/liabilities under retirement benefit plans.

The Bank's equity base plays a critical role in securing its financial objectives, enabling the Bank to absorb risk out of its own resources without significantly affecting its lending capacity and avoiding the need of a possible call on callable capital stock.

In 2017, the Board of Executive Directors approved a proposal to replace its previous borrowing limit policy with a non-risk based leverage limit based on the Debt-to-Equity ratio, which will complement the current risk-based capital constraint. The proposed ratio is aligned with evolving best practices in financial institutions, transparent, easy to compute, credit rating supportive, and cohesive with the Bank's financial and risk management frameworks boundaries of the Bank's Capital Adequacy Policy Mandate and the Bank's financial policy framework.

The Debt-to-Equity ratio uses gross debt, as opposed to net debt, to facilitate its comparability with other MDBs. "Total Equity" (utilized as the denominator within the Debt-to-Equity ratio) is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings minus borrowing countries' local currency cash balances and accumulated other comprehensive income. The

Debt-to-Equity ratio has a maximum limit, whereby the Bank cannot exceed 4.0x of equity. **Table 11** presents the composition of the Debt-to-Equity ratio at December 31, 2019 and 2018.

**TABLE 11: TOTAL DEBT-TO-EQUITY RATIO**
December 31, 2019 and 2018
*(Amounts expressed in millions of United States dollars)*

|  | 2019 | 2018 |
|---|---|---|
| Borrowings outstanding after swaps and guarantee exposure | $ 97,639 | $ 92,945 |
| **Equity** |  |  |
| Paid-in capital stock | 11,852 | 11,851 |
| Capital subscriptions receivable | (6) | (6) |
|  | 11,846 | 11,845 |
| Less: Receivable from members | 811 | 822 |
| Retained earnings: |  |  |
| General reserve | 20,271 | 19,341 |
| Special reserve | 2,565 | 2,565 |
|  | 33,871 | 32,929 |
| **Minus:** |  |  |
| Borrowing countries' local currency cash balances | 164 | 389 |
| Accumulated other comprehensive income | 55 | 460 |
| **Total Equity** | $ 33,652 | $ 32,080 |
| **Total Debt-to-Equity Ratio** | 2.9 | 2.9 |

**Figure 9** presents the changes in the Debt-to-Equity ratio during the last five years.

**FIGURE 9: TOTAL DEBT-TO-EQUITY RATIO**
For the years ended December 31, 2015 through 2019



**Capitalization**
Shareholders' support for the Bank is reflected in the capital backing it has received from its members. At December 31, 2019, subscribed capital stock, net of subscriptions receivable, was $170,934 million, of which $6,033 million is paid-in, $5,813 million is additional paid-in capital, and $164,901 million is callable.

Paid-in and callable capital stock subscriptions are payable as follows:

*Paid-in Capital Stock*: Each subscription to paid-in capital stock has been paid, in whole or in part, in United States dollars or the currency of the respective member country. In the case of most payments made in the currency of the respective member country, the member country has made arrangements satisfactory to the Bank to assure that, subject to the provisions of the Agreement, its currency will be freely convertible (or the member country has agreed to convert its currency on behalf of the Bank) into the currencies of other countries for the purposes of the Bank's operations. The Bank has accepted non-negotiable, non-interest-bearing demand obligations in lieu of the immediate payment of all or a part of the member's subscription to the paid-in capital stock. Under the Agreement, such obligations are accepted where currencies are not required for the Bank's operations.

*Additional Paid-in Capital Stock (APIC)*: Represents an increase to the value of the members' existing equity shares in the Bank. In the unlikely event of a member withdrawal or termination of the Bank's operations, APIC would be subordinate to the Bank's paid-in capital; it would not be subject to the Retained earnings allocation; and would be distributed to the Bank's shareholders based on their respective shares of the FSO net assets transferred.

*Callable Capital Stock:* The callable portion of the capital stock subscriptions is subject to call only when required and to the extent necessary to meet the obligations of the Bank on borrowings of funds or guarantees. In the event of a call, payment may be made at the option of the member in gold, United States dollars, fully convertible currency of the member country or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. Calls are required to be uniform, but obligations of the members of the Bank to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet the Bank's obligations. However, no member could be required on any such call to pay more than the unpaid balance of its capital stock subscription. No call has ever been made on the Bank's callable capital stock. Total callable capital by Standard & Poor's (S&P) country rating is shown on **Table 12**.

TABLE 12: CALLABLE CAPITAL BY S&P COUNTRY RATINGS[7]
**December 31, 2019 and 2018**
*(Expressed in millions of United States dollars)*

| Country Rating | 2019 | | 2018 | |
|---|---|---|---|---|
| AAA | $ | 11,925 | $ | 11,925 |
| AA+ | | 50,027 | | 50,027 |
| AA | | 5,261 | | 5,261 |
| AA- | | 309 | | 260 |
| A+ | | 13,401 | | 13,450 |
| A | | 3,242 | | - |
| A- | | - | | 3,242 |
| BBB+ | | 15,309 | | 15,270 |
| BBB | | 6,054 | | 6,004 |
| BBB- | | 5,227 | | 5,236 |
| BB+ | | 341 | | 422 |
| BB | | 751 | | 751 |
| BB- | | 22,958 | | 22,958 |
| B+ | | 1,704 | | 753 |
| B | | 144 | | 19,838 |
| B- | | 2,921 | | 2,695 |
| CCC-[2] | | 18,743 | | - |
| D | | 5,569 | | 5,569 |
| SD | | - | | 225 |
| N.R[1] | | 1,015 | | 1,015 |
| Total | $ | 164,901 | $ | 164,901 |

(1) Sovereigns not rated by S&P.
(2) As corrected by S&P on January 7, 2020.

(7) Represents the countries' S&P long-term sovereign foreign currency credit ratings.

At December 31, 2019, the total subscription of the United States, the Bank's largest shareholder, was $54,237 million, of which $1,813 million is paid-in capital stock, $2,923 million is additional paid-in capital and the remainder constitutes callable capital stock. Of the United States' callable capital stock subscription of $49,501 million, $3,800 million had been fully authorized and appropriated, without fiscal year limitation, by United States legislation, and no further appropriation is necessary to enable the Secretary of the Treasury to pay this amount if any part were to be called to meet obligations of the Bank. The balance of the United States' callable capital stock subscription, $45,701 million, has been authorized by the United States Congress but not yet appropriated. In 1979, in connection with the United States' largest subscription to an increase in the callable capital stock, the Bank obtained an opinion of the General Counsel of the Treasury stating that appropriations were not legally required to back subscriptions to such callable capital stock unless and until payment was required of the United States on a call made by the Bank. The opinion further states that an appropriation is not required to make United States callable capital stock subscriptions, authorized by United States legislation, binding obligations backed by the full faith and credit of the United States, and that an obligation contracted by the United States pursuant to a Congressional grant of authority for constitutional purposes is fully binding on the United States notwithstanding that a future appropriation might be necessary in order to fund that obligation.

**Borrowings**

The Bank raises funds in the international capital markets primarily through the issuance of debt securities. To diversify its sources of funding, the Bank issues its debt securities in various currencies, maturities, formats, and structures to meet the needs of global institutional and retail investors. Under the Agreement, the Bank may borrow only with the approval of the member country in whose markets the debt securities are sold and the member country in whose currency the borrowings are denominated. In addition, the Bank is required to obtain the agreement of each such member country that the proceeds may be exchanged by the Bank for the currency of any other member country without restriction.

The Bank also has a short-term borrowing program (including the Discount Note Program and a newly implemented Deposits Program for borrowing member Central Banks and Official Institutions). Discount notes are issued in amounts of not less than $100,000 and maturities of no more than 360 days. Deposits are denominated only in U.S. dollars with maturities up to 30 days, and are available only to borrowing member Central Banks and Official Institutions. This funding program is used to manage short-term cash flow needs.

The Bank's borrowing policy is summarized in **Box 4.**

---

**BOX 4: BORROWING POLICY**

Until 2016, the IADB limited its Net Borrowings to the callable capital stock of its non-borrowing member countries (the United States' share of such capital stock was 60.1% with the balance from Canada, Japan and the other non-regional members). In 2017, the Board of Executive Directors approved a proposal to replace its previous borrowings limits policy with a non-risk based leverage limit based on the Debt-to-Equity Ratio, which will complement the current risk-based capital constraint.

The Bank uses derivatives, mostly currency and interest rate swaps, for economic hedging purposes as part of its liability management to achieve the desired currency composition and interest rate structure as well as to lower its funding costs. The Bank closely monitors and regulates its activities with dealers and counterparties (see the "Financial Risk Management—Credit Risk—Commercial Credit Risk" section). The amount and timing of the Bank's borrowings are determined in part by loan disbursements, maturing debt and liquidity levels (see the "Liquidity Management" section).

---

At December 31, 2019 and 2018, short-term borrowings consist of U.S. dollar denominated discount notes and deposits. **Table 13** presents information about the Bank's short-term borrowing operations.

### Repurchase and resale agreements

As another way to manage the Bank's short-term cash needs, the Bank has entered in repurchase and/or resale agreements. In a repurchase, or repo, agreement, the Bank transfers securities to a repo counterparty in exchange for cash and concurrently agrees to repurchase those securities at a future date for an amount equal to the cash exchanged plus a stipulated interest factor. In a resale or reverse repo agreement, the Bank buys securities with an agreement to resell them to the counterparty at a stated price plus interest at a specified date. The Bank enters into short-term repurchase and resale agreements as money market instruments for the Bank's liquid asset investment portfolio and for the management of liquidity in general. All repurchase and resale agreements are carried at face value, which approximate fair value due to their short-term in nature and minimal credit risk. All contracts are subject to a maximum maturity of 3 months. There are no open positions as of December 31, 2019 and 2018.

### TABLE 13: SHORT TERM BORROWINGS
**December 31, 2019 and 2018**
*(Amounts expressed in millions of United States dollars)*

| | 2019 | 2018 |
|---|---|---|
| Balance at year-end | $ **1,273** | $ 1,142 |
| Average daily balance during the year | **1,351** | 1,236 |
| Maximum month-end-balance | **1,880** | 1,502 |
| Weighted average rate at the end of the year | **1.67%** | 2.37% |
| Weighted average rate during the year | **2.14%** | 1.94% |

Medium- and long-term borrowing operations for 2019 and 2018 are summarized in **Table 14.**

### TABLE 14: SUMMARY OF MEDIUM AND LONG-TERM BORROWING OPERATIONS
**For the years ended December 31, 2019 and 2018**
*(Amounts expressed in millions of United States dollars)*

| | 2019 | 2018 |
|---|---|---|
| Total medium- and long- term borrowings[1] | $ **20,266** | $ 19,524 |
| Average life (years)[2] | **5.2** | 5.2 |
| Number of transactions | **113** | 114 |
| Number of currencies | **14** | 14 |

(1) Represents proceeds on a trade date basis, after swaps.
(2) Average life calculated considering the time to the next call date.

Borrowings raised in any given year are used for general operations, including loan disbursements and refinancing of maturing debt. In 2019, the Bank executed four strategic benchmark global bond issues denominated in United States dollars with two, five, seven and ten year maturities for a combined amount of $7,839 million

New medium- and long-term borrowings by currency for 2019, as compared to 2018, are shown in **Figure 10.**

### FIGURE 10: NEW BORROWINGS BY CURRENCY[1]
**For the years ended December 31, 2019 and 2018**



2019
Canadian dollars 2%
Others 5%
British pounds sterling 19%
Australian dollars 6%
United States dollars 68%

2018
New Zealand dollars 3%
Others 4%
British pounds sterling 7%
Australian dollars 5%
United States dollars 81%

(1) Includes medium- and long-term borrowings, excluding swaps, and represents proceeds on a trade date basis.

Medium- and long-term borrowings outstanding by currency as of December 31, 2019 and 2018 are shown in **Table 15.**

**TABLE 15: OUTSTANDING BORROWINGS BY CURRENCY**[1]
**December 31, 2019 and 2018**
*(Expressed in millions of United States dollars)*

| Currency | 2019 | 2018 |
|---|---|---|
| Australian dollars | $ 7,339 | $ 6,993 |
| Brazilian reais | 190 | 246 |
| British pounds | 6,071 | 2,258 |
| Canadian dollars | 1,819 | 1,276 |
| Colombian pesos | 124 | 34 |
| Costa Rican colones | 2 | - |
| Euro | 96 | 40 |
| Hong Kong dollars | 90 | - |
| Indian rupees | 446 | 369 |
| Indonesian rupiahs | 1,064 | 918 |
| Japanese yen | 89 | 98 |
| Mexican pesos | 747 | 657 |
| New Turkish liras | 510 | 469 |
| New Zealand dollars | 1,019 | 906 |
| Peruvian soles | 9 | 9 |
| South African rands | 27 | 25 |
| Swedish krona | 43 | 45 |
| Swiss francs | - | 509 |
| United States dollars | 74,692 | 74,074 |
| Total | $ 94,377 | $ 88,926 |

(1)  Medium- and long-term borrowings net of unamortized discounts and debt issuance costs (before swaps and fair value adjustments).

The Bank may retire its debt earlier than the maturity date. During 2019, the Bank early retired $119 million of its borrowings (2018—$91 million).

*Use of Derivatives:* The Bank may enter into currency and interest rate swaps contemporaneously with borrowing transactions in order to convert the proceeds mostly into United States dollars and floating rate funding to meet its loan disbursement obligations. In 2019, all the new borrowings, as applicable, were swapped into United States dollars at floating rates. **Figures 11 and 12** illustrate the effect of swaps on both the interest rate structure and currency composition of the medium- and long- term borrowing portfolio at December 31, 2019. More detailed information with respect to the Bank's borrowings and related derivatives is contained in Notes J, K, L, M and N to the financial statements.

FIGURE 11: EFFECTS OF SWAPS ON INTEREST RATE STRUCTURE OF OUTSTANDING BORROWINGS[1]
December 31, 2019



(1) Medium- and long-term borrowings only.

Figure 12: EFFECTS OF SWAPS ON CURRENCY COMPOSITION OF OUTSTANDING BORROWINGS[1]
December 31, 2019



(1) Medium- and long-term borrowings only.

## RESULTS OF OPERATIONS

**Operating Income**
Operating income includes the net interest income on earning assets and the income contribution of the Bank's equity, other loan income, net investment gains, the provision for loan and guarantee losses and net non-interest expense. **Box 5** displays the most significant elements of the Bank's Operating Income and the related influences on the results. **Table 16** shows the breakdown of Operating Income during the last three years.

| BOX 5: OPERATING INCOME ELEMENTS AND SIGNIFICANT INFLUENCES | |
|---|---|
| Elements | Significant influences |
| Loan interest income | Loan volumes, lending spreads, and interest rate environment. |
| Borrowing expenses | Interest rate environment, including changes in LIBOR. |
| Net investment gains (losses) | Mark-to-market gains or losses on the Bank's trading investments portfolio which are driven by external factors such as: the interest rate environment, and credit spreads within the liquid asset portfolio. |
| Net non-interest expense | Increase or decrease in administrative expenses driven by staff costs, including higher or lower pension and postretirement benefit costs and special programs. |
| Provision for loan and guarantee losses | Risk assessment of non-sovereign borrowers and the related probability of default and Loss given default. |

**TABLE 16: OPERATING INCOME**
**For the years ended December 31, 2019 and 2018**
*(Expressed in millions of United States dollars)*

|  | 2019 | 2018 | 2019 vs. 2018 |
|---|---|---|---|
| Loan interest income[1] | $ 3,278 | $ 2,941 | $ 337 |
| Investment interest income [1] | 953 | 863 | 90 |
| Other interest income | 3 | 1 | 2 |
|  | 4,234 | 3,805 | 429 |
| Less: | | | |
| Borrowing expenses[1] | 2,522 | 2,255 | 267 |
| Net interest income | 1,712 | 1,550 | 162 |
| Other loan income | 128 | 116 | 12 |
| Net investment gains (losses) | 59 | (38) | 97 |
| Other expenses: | | | |
| Provision (credit) for loan and guarantee losses | 43 | (35) | 78 |
| Net non-interest expense | 894 | 911 | (17) |
| Operating Income | $ 962 | $ 752 | $ 210 |

(1)  Amounts on an after swap basis.

The following analysis discusses variances between 2019 and 2018.

**Operating Income**
*Year 2019 versus 2018:* The increase in Operating Income was mainly due to higher net interest income, which includes a $51 million gain from the unwinding of swaps to manage our equity duration, an increase in net investment

gains and lower net non-interest expense; which were offset by a change in the provision (credit) for loan and guarantee losses.

### Net Interest Income
*Year 2019 versus 2018:* The increase was mostly due to the increase of loan interest income from a larger loan portfolio.

The average interest earning asset and interest bearing liability portfolios, after swaps, and the respective returns and costs for 2019 and 2018 are shown in **Table 17.**

**TABLE 17: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS**
**For the years ended December 31, 2019 and 2018**
*(Amounts expressed in millions of United States dollars)*

| | 2019 | | 2018 | |
| | Average Balance | Return/Cost % | Average Balance | Return/Cost % |
|---|---|---|---|---|
| Loans[1] | $ 94,807 | 3.46 | $ 90,029 | 3.27 |
| Liquid investments[2][3] | 36,671 | 2.79 | 37,233 | 2.24 |
| Total earning assets | $ 131,478 | 3.27 | $ 127,262 | 2.97 |
| Borrowings | $ 96,956 | 2.60 | $ 93,375 | 2.42 |
| Net interest margin[4] | | 1.30 | | 1.22 |

(1) Excludes loan fees.
(2) Geometrically-linked time-weighted returns.
(3) Includes realized / unrealized gains and losses.
(4) Represents net interest income as a percent of average earning assets, after swaps.

### Net Investment Gains (Losses)
*Year 2019 versus 2018:* Net mark-to-market investment gains were mainly due to the combined effects from lower interest rates and compressed credit spreads and swap spreads.

### Provision (credit) for Loans and Guarantee Losses
*Year 2019 versus 2018:* The increase was mainly due to new NSG loans classified as impaired, the deterioration in the conditions of certain NSG loans, an increase in the collective loan loss allowance of the sovereign-guaranteed portfolio, offset by the repayments of certain NSG loans.

### Net Non-interest Expense
The main components of net non-interest expense are presented in **Table 18.**

*Year 2019 versus 2018:* Net non-interest expense decreased mainly due to a decrease in the service cost component of the net pension benefit costs of $23 million.

**TABLE 18: NET-NON-INTEREST EXPENSE**
**For the years ended December 31, 2019 and 2018**
*(Expressed in millions of United States dollars)*

| | 2019 | 2018 | 2019 vs. 2018 |
|---|---|---|---|
| **Administrative expenses** | | | |
| Staff costs | $ 497 | $ 515 | $ (18) |
| Consultant fees | 130 | 130 | - |
| Operational travel | 27 | 28 | (1) |
| Other expenses | 180 | 171 | 9 |
| **Total administrative expenses** | 834 | 844 | (10) |
| Service fee revenues | (19) | (20) | 1 |
| Special programs | 103 | 107 | (4) |
| Other income | (24) | (20) | (4) |
| Net non-interest expense | $ 894 | $ 911 | $ (17) |

### Core Operating Income (Non-GAAP Measure)

Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, non-recurring gains related to financial derivatives operations, as well as the provision for loan and guarantee losses. We exclude provision (credit) for loan and guarantee losses as we expect such charges to be insignificant and infrequent given our status as an MDB and social mandate to facilitate development in certain countries. **Table 19** displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

### TABLE 19: CORE OPERATING INCOME
For the years ended December 31, 2019 and 2018
*(Expressed in millions of United States dollars)*

| Core Operating Income (Non-GAAP Measure) | 2019 | 2018 | 2019 vs. 2018 |
|---|---|---|---|
| **Operating Income (Reported)** | $ 962 | $ 752 | $ 210 |
| Less: | | | |
| Net investment gains (losses) | 59 | (38) | 97 |
| Add: | | | |
| Provision (credit) for loan and guarantee losses | 43 | (35) | 78 |
| Core operating income | $ 946 | $ 755 | $ 191 |

Management considers core operating income as a useful measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign-guaranteed fees and the impact of changes in interest rates, as well as changes in net non-interest expense. During 2019, core operating income changes have been mostly related to the increase of loan interest income from a larger loan portfolio, and a decrease of net-non-interest expense.

## FINANCIAL RISK MANAGEMENT

As part of its development mandate, the Bank is exposed to a variety of risks including credit risk (loan portfolio or country credit and commercial credit); market risks (interest rate, spread and exchange rate); liquidity risk (funding and liquidation); pension risk; and operational risk.

### Governance
The Bank conducts its operations within a framework of financial and risk management policies, uses only specifically authorized financial instruments and follows a well-defined risk management decision-making process.

The Bank manages its risks in accordance with the Agreement, and such other policies as are approved by its Board of Governors, its Board of Executive Directors and the Finance Committee composed of members of Management. The Bank's Risk Management Office reports to the Executive Vice President, and consists of four risk management units, which are responsible for capital adequacy/asset-liability management, treasury risk, credit risk, and financial controls/operational risk, respectively. The Asset Liability Management Committee (ALCO) is the forum to consider risk and financial management issues. This includes asset/liability management, capital adequacy assessments, financial products (lending, investment, funding, etc.) review and planning, treasury risk management, credit risk management, capital markets (i.e., funding and investments) analysis, liquidity management, and loan management.

### Credit Risk
Credit risk is the potential loss that could result from the default of borrowers (loan portfolio credit risk or country credit risk) or from the default of investment, trading or swap counterparties (commercial credit risk). Credit risk is primarily related to our sovereign loan portfolio, for which significant concentration risk exists (see Figure 14).

*Loan Portfolio Credit Risk:* Loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/ or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower. The Bank manages credit risk in its loan portfolio through: i) its overall lending limitation, ii) a comprehensive CAP (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), iii) a policy for the treatment of non-performing loans, and iv) a policy for the maintenance of a loan loss allowance, among others.

The credit quality of the sovereign-guaranteed lending portfolio as of December 31, 2019 and 2018 as represented by the long-term foreign currency credit ratings assigned to each borrowing country by S&P, is depicted in **Figure 13.**

**FIGURE 13: CREDIT QUALITY OF SOVEREIGN-GUARANTEED LENDING EXPOSURE REFLECTED IN RATING OF BORROWING MEMBER COUNTRIES** [1] [2]
December 31, 2019 and 2018



(1)  Data is rounded; detail may not add up due to rounding.
(2)  After consideration of EEA agreements.

Concentration risk is the risk resulting from having a large portion of exposure outstanding which, if the exposure fell into non-accrual, would result in risk to the financial health of the Bank. Concentration risk needs to be evaluated both on an individual borrowing country basis and when taking into account correlation when more than one borrowing country is affected by a common event, such that when combined, the Bank's exposure to a common risk is significant. Taking into consideration the regional nature of the Bank's operations and the relative sizes of the economies of its borrowing members, the Bank expects to consistently have a concentrated portfolio.

**FIGURE 14: CONCENTRATION OF SOVEREIGN-GUARANTEED LENDING EXPOSURE** [1] [2] [3]
December 31, 2019 and 2018



(1)  Data is rounded; detail may not add up due to rounding.
(2)  After consideration of EEA agreements.
(3)  Measured on a basis of disbursed outstanding balance per borrowing country, aggregated by concentration band.

The Bank has implemented the following measures to address its concentration of credit risk:

*Sovereign-Guaranteed Single Borrower Limits:* Since 2015, the Board of Executive Directors approved a two-tiered exposure-based single borrower limit policy (i.e., Country Limits) for its sovereign-guaranteed credit portfolio. This policy measures the Bank's credit concentration based on its exposure at default, and limits it through a mechanism with thresholds of different nature and level named "Hard Limit" and "Soft Limit". All Borrower Member Countries (BMCs) are conditioned by both limits, with the exception of Brazil for whom the "Soft Limit" (lower limit) is not currently binding. If during a particular year the "Hard Limit" is surpassed by a BMC, the amount of new loan approvals for the respective BMC for the year subsequent reduce to an amount no greater than the debt repayment scheduled for the subsequent year. If only the "Soft Limit" is exceeded, the BMC in breach could have access to additional lending subject to a premium determined to compensate the marginal cost of capital incurred by the Bank on this additional lending and based on country risk considerations. Such risk-based price differentiation mechanism will also enable the Bank to accumulate additional resources to offset the impact that exposure beyond the soft limit entails on the Bank's capital position.

*Exposure Exchange Agreement:* In November 2015, the Board of Executive Directors authorized Management to reduce the Bank's loan portfolio concentration by entering into a Master Exposure Exchange Agreement (EEA) jointly with other MDBs, and executing bilateral transactions under such framework. The EEA reduces portfolio concentration by simultaneously exchanging coverage for potential non-accrual events between MDBs for exposures from borrowing countries in which a MDB is concentrated, to countries in which the MDB has no, or low, exposure, though use of guarantees which offset in relative amount and credit risk at the outset of the guarantees.

In 2015, the Bank entered bilateral EEA transactions within Bank limits. These limits require such transactions to remain within 10% of the outstanding loan balance of the SG portfolio and, individual country exposures not exceeding the Bank's 10th largest SG exposure. Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received).

As of December 31, 2019, the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

**TABLE 20: EXPOSURE EXCHANGE AGREEMENT TRANSACTIONS**
**December 31, 2019 and 2015**

| | | EEA Seller | |
| | | S&P Rating | |
| Country | Amount | As of December 31, 2019 | As of December 31, 2015 |
|---|---|---|---|
| Angola | $ 85 | B- | B+ |
| Armenia | 118 | BB- | B+ |
| Bosnia & Herzegovina | 99 | B | B |
| Egypt | 720 | B | B- |
| Georgia | 97 | BB | BB- |
| Indonesia | 535 | BBB | BB+ |
| Jordan | 144 | B+ | BB- |
| Macedonia | 130 | BB- | BB- |
| Montenegro | 116 | B+ | B+ |
| Morocco | 990 | BBB- | BBB- |
| Nigeria | 95 | B | B+ |
| Pakistan | 276 | B- | B- |
| Serbia | 195 | BB+ | BB- |
| Tunisia | 990 | B | BB- |
| Turkey | 311 | B+ | BB+ |
| Total | $ 4,901 | | |

| | | EEA Buyer | |
| | | S&P Rating | |
| Country | Amount | As of December 31, 2019 | As of December 31, 2015 |
|---|---|---|---|
| Argentina | $ 750 | CCC- (1) | SD |
| Bolivia | 92 | BB- | BB |
| Brazil | 820 | BB- | BB+ |
| Chile | 66 | A+ | AA- |
| Colombia | 397 | BBB- | BBB |
| Costa Rica | 43 | B+ | BB |
| Dominican Republic | 460 | BB- | BB- |
| Ecuador | 1,066 | B- | B |
| Mexico | 800 | BBB+ | BBB+ |
| Panama | 207 | BBB+ | BBB |
| Trinidad & Tobago | 200 | BBB | A |
| Total | $ 4,901 | | |

(1)  As corrected by S&P on January 7, 2020

No non-accrual events have occurred since the inception of the EEA portfolio on the countries covered by the EEA (as either EEA buyer or seller). The Bank continues to expect full recovery of all its sovereign-guaranteed exposures.

*Lending Limitation:* The Bank's Agreement limits the total amount of outstanding loans and guarantees to the subscribed capital (including callable capital), plus reserves and surplus, exclusive of income assigned to certain reserves. However, the Bank's lending capacity is also limited by its financial policies.

*Capital Adequacy Policy (CAP):* The Bank's CAP consists of a CAP mandate (Mandate) and regulations that determine capital requirements for credit and market risks in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer rating and the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank's lending capacity.

**Box 6** includes the Bank's Mandate as approved by its Board of Governors in 2014.

---

**BOX 6: CAPITAL ADEQUACY POLICY MANDATE**

"The Bank provides funding at competitive pricing for projects in Latin American and Caribbean countries with and without a sovereign guarantee. Based on the limited number of borrowing member countries and the distribution of economic activity in the Region, the Bank operates with high single-borrower concentration. In addition, the Bank stands ready to support the Region during a downturn, i.e., continuing lending during a regional crisis.

Therefore, the Bank shall establish regulations, policies, guidelines, and related initiatives, including the definition of appropriate capital buffers, to maintain its firm financial footing and ensure a long-term foreign-currency credit rating of triple-A (or equivalent) level, with all major credit rating agencies. These regulations, policies, guidelines, and related initiatives shall adhere to international best practices for financial risk management, in particular those adopted by similarly rated regional and multilateral development financial institutions. The Bank shall maintain its commitment under the 9th General Capital Increase to provide preferential support to small and vulnerable countries in Latin America and the Caribbean."

---

The CAP allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans. Specific risk limits in terms of capital requirements for investments and derivatives are included that enables Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors.

*Income Management Model (IMM):* The Bank's IMM establishes the rules for: i) capital accumulation consistent with the Bank's capital adequacy policy; and, ii) minimum level of loan charges on sovereign-guaranteed loans, which requires that, at a minimum, the income from loan charges for sovereign-guaranteed loans, plus 90% of the loan charge income from the Bank's NSG operations, be sufficient to cover 90% of the Ordinary Capital's administrative expenses on a three-year rolling basis. As such, it relates annual decisions on the uses of Ordinary Capital income with the trade-offs associated with the inter-relations of various parameters, such as: the level of loan charges; the annual lending capacity and disbursement programs; the annual level of administrative expense budget; and annual transfers of income. The IMM provides the Board of the Executive Directors and Management with a methodology to review these parameters in an integrated and simultaneous fashion, and provides for guiding principles and clear rules to direct equity accumulation to meet with its CAP Mandate.

***Enhanced Lending Capacity:*** Consistent with the rules of the IMM and the definition of the Sustainable Lending Level (SLL), in 2017 the Board of Directors approved a series of rules to allocate a portion of its capital reserve to allow the Bank to increase the SG lending envelope above the SLL in a given year, in order to meet the lending needs of its borrowing member countries in times of stress.

When the Bank intends to lend above its SLL, it will need to determine whether enough Enhanced Lending Capacity is available to accommodate increased lending volume. To deploy the resources available in the Enhanced Lending Capacity, the Board of Directors approved a new lending category called Special Development Lending as a permanent lending category of the Bank.

*Non-performing Loans:* Except for NSG loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. The treatment of non-performing sovereign-guaranteed loans is summarized in **Table 21.**

### TABLE 21: TREATMENT OF NON-PERFORMING SOVEREIGN-GUARANTEED LOANS

| | |
|---|---|
| 30 days after loan due date | The Bank suspends disbursements on the loan in arrears and all other loans to the borrower. The Bank informs the guarantor of the arrears by the borrower and requests prompt payment of the amount in arrears. No loan contract with any borrower in the country in question is signed by the Bank and no loan proposal is approved. |
| 120 days after loan due date | The Bank suspends disbursements on all loans to the guarantor and to other borrowers guaranteed by the same guarantor, if the guarantor fails to pay the amounts due. |
| 180 days after loan due date | The Bank places in non-accrual status all loans for the country in question of which the government, the central bank or any government entity is a borrower or guarantor, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. Placement in non-accrual status implies a reversal of all accrued income to date and no further income accumulation until all pending amounts are received. All Bank missions to the country intended for programming, preparing or processing of loans are suspended. If loans made to a member country funded with resources of certain other funds owned or administered by the Bank are non-performing, all loans made to or guaranteed by that member government are also considered non-performing. |

The Bank maintains a continuous dialogue with its borrowers to ensure prompt payment on all of its loans.

In the case of NSG loans, the Credit Risk Committee, chaired by the Chief Risk Officer, determines when the loan is classified in non-accrual status, which can happen anytime between 30 and 90 days of being overdue, or earlier when Management has doubts of its future collectability.

*Loan and Guarantee Loss Allowances:* Since its incorporation, the Bank has had an essentially fully performing sovereign-guaranteed loan portfolio and has collected the full principal and interest due on all its sovereign-guaranteed loans, with only six borrowing countries having been placed in non-accrual status for varying times. The maximum aggregate balance in non-accrual has never exceeded 8% of total loans outstanding. Because of the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will be repaid. **Table 22** displays information related to the countries, the periods of time, and the maximum amounts of sovereign-guaranteed loans that have been placed in non-accrual status throughout the Bank's history.

### TABLE 22: HISTORICAL DATA OF COUNTRIES IN NON-ACCRUAL STATUS
**As of December 31, 2019**
*(Amounts expressed in millions of United States dollars)*

| Country | In Non-Accrual | Out of Non-Accrual[1] | Days | Maximum Outstanding Loan Balances[2] |
|---|---|---|---|---|
| Panama | 29-Mar-88 | 18-Mar-92 | 1,450 | 518 |
| Nicaragua | 11-May-88 | 17-Sep-91 | 1,224 | 331 |
| Peru | 01-Feb-89 | 17-Sep-91 | 958 | 941 |
| Honduras | 01-Nov-89 | 06-Jul-90 | 247 | 619 |
| Suriname | 10-Nov-92 | 23-Dec-92 | 43 | 12 |
| Suriname | 01-Oct-93 | 01-Feb-94 | 123 | 2 |
| Suriname | 09-Nov-93 | 14-Feb-94 | 97 | 13 |
| Suriname | 13-Dec-00 | 06-Jun-01 | 175 | 29 |
| Venezuela | 14-May-18 | [3] | 596 | 2,011 |

(1) Repayment dates.
(2) Maximum outstanding loan balance as of any given year-end during the period the country was in non-accrual.
(3) Continues in non-accrual as of the date of this Information Statement.

The Bank maintains allowances for loan and guarantee losses to recognize the probable losses inherent in its loan and guarantee portfolios, primarily related to NSG operations. At December 31, 2019, the Bank has SG and NSG loans classified as impaired for $2,011 million and $315 million, respectively (2018 – $ 2,011 for SG loans and $379 for NSG loans). A provision (credit) for loan and guarantee losses of $43 million was recognized during 2019 (2018—$ (35) million). Total allowances of $349 million were maintained at December 31, 2019 (2018—$434 million). The NSG allowances for loan and guarantee losses were 5.4% of the corresponding combined outstanding portfolios at December 31, 2019 (2018—6.8%).

For the sovereign-guaranteed loan portfolio, the Bank determines the nature and extent of its exposure to credit risk by considering the long-term foreign currency credit rating assigned to each borrower country by S&P, adjusted by the probabilities of default to the Bank. For individually impaired sovereign exposures (i.e., the aggregate outstanding balance for each borrower in non-accrual); the Bank determines an individual impairment related to the exposure as the difference between the aggregate carrying value of the borrower's exposures and the present value of expected future cash flows from principal and interest payments from the borrower.

For the NSG loan portfolio, the Bank manages and measures credit risk using a credit risk classification system that maps to S&P's foreign currency rating scale. It also separates the borrower risk rating from the facility specific assessment deriving a Loss Given Default (LGD) measure by transaction. Both the internal credit linked to a Probability of Default and the LGD are used to assess the collective loan loss allowance.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU introduces the Current Expected Credit Loss (CECL) model which applies to financial assets subject to credit losses and measured at amortized cost, as well as certain off-balance sheet credit exposures. The ASU removes the probable initial recognition threshold in the current "incurred loss" model and requires entities to reflect a current estimate of all expected credit losses over the contractual term of the financial assets in the allowance for credit losses. In addition to past events and current conditions, entities are required to also incorporate reasonable and supportable forecasts in the measurement of expected credit losses. The new standard also expands the disclosure requirements regarding an entity's assumptions, models, and methods for estimating the allowance for credit losses, including additional information on disaggregation of credit quality indicators by year of origination. The Bank adopted this ASU and the related ASUs on January 1, 2020 following the modified-retrospective approach. The CECL model is applicable to the Bank's developmental assets such as loans and held-to-maturity debt securities measured at amortized cost basis, as well as off-balance-sheet undisbursed loan commitments and financial guarantees. A cumulative-effect adjustment to the 2020 opening retained earnings of $37 million was recorded, which reflects the increase in the allowance calculated under the CECL methodology. This increase is largely driven by the additional allowance assessed on the off-balance-sheet undisbursed loan commitments credit exposures in the non-sovereign guaranteed lending portfolio, as the current "incurred loss" model does not require the recognition of expected credit losses over the full contractual period for a present obligation to extend credit that is not unconditionally cancellable.

*Commercial Credit Risk:* Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, agencies, multilaterals, banks, and corporate entities, including asset-backed and mortgage-backed securities. The Bank's process for controlling its commercial credit risk includes: a) specifying authorized investments; b) establishing approved lists of acceptable counterparties, issuers, and dealers; c) defining acceptable credit rating limits; and d) specifying exposure limits and term limits for acceptable counterparties, issuers, and dealers based on their size and creditworthiness.

As part of its regular investment, funding, and asset and liability management activities, the Bank uses derivative instruments, substantially swaps, primarily for economic hedging purposes. The use of derivatives is limited to authorized dealers and counterparties selected on the basis of conservative risk management policies. The Bank has established exposure limits for each derivative counterparty and has entered into master netting agreements that contain enforceable closeout netting provisions. These agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual thresholds. Counterparty exposure against established limits are calculated and monitored on the basis of potential credit exposures modeled through the life of each counterparty's portfolio. Simulation is used to model the complex interactions of market risk factors, the dynamics of the portfolio, and the impact of risk mitigation mechanisms such as collateral thresholds and termination triggers, to estimate the potential credit exposure. Monitoring the Bank's exposures and managing such risks are continuous processes. The Bank does not expect nonperformance by any of its swap counterparties.

The Bank considers current credit exposure as the replacement cost of the relevant derivative instrument. This is also referred to as replacement risk or the mark-to-market exposure amount. Mark-to-market exposure is a measure, at a point in time, of the value of a derivative contract in the open market. When the mark-to-market is positive, it indicates that the counterparty owes the Bank and, therefore, creates a credit exposure for the Bank. When the mark-to-market is negative, the Bank owes the counterparty and does not have replacement risk. When the Bank has more than one derivative transaction outstanding with a derivative counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, the Bank's exposure to the counterparty is considered to be zero.

**Table 23** provides details of the estimated current credit exposure on the Bank's investment and swap portfolios, net of collateral, by counterparty rating category. As of December 31, 2019, the credit exposure amounted to $34,537 million, compared to $32,113 million as of December 31, 2018. Excluding collateral, the current credit exposure from swaps increased from $141 million at December 31, 2018 to $416 million at December 31, 2019. This swap credit exposure is offset by collateral (U.S. Treasuries or cash) of $321 million (2018—$115 million). The Bank also has excess collateral amounting to $73 million (2018—$59 million) from swap counterparties.

**TABLE 23: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY[1]**
*(Amounts expressed in millions of United States dollars)*

| | December 31, 2019 | | | | | | |
| | Investments | | | | Net Swap Exposure | Total Exposure on Investments and Swaps | % of Total |
| Counterparty rating | Governments and Agencies | Banks | Corporates | ABS and MBS | | | |
|---|---|---|---|---|---|---|---|
| A1+ | $ 3,340 | $ 25 | $ - | $ - | $ - | $ 3,365 | 9.7 |
| AAA | 10,606 | 1,091 | 15 | - | - | 11,712 | 33.9 |
| AA | 9,378 | 6,773 | 1,323 | 7 | 78 | 17,559 | 50.8 |
| A | 1,418 | 359 | - | - | 17 | 1,794 | 5.2 |
| BBB | 57 | - | - | - | - | 57 | 0.2 |
| BB | 38 | - | - | 3 | - | 41 | 0.1 |
| B | - | - | - | - | - | - | - |
| CCC | - | - | - | - | - | - | - |
| CC and below[2] | - | - | - | 9 | - | 9 | 0.1 |
| Total | $ 24,837 | $ 8,248 | $ 1,338 | $ 19 | $ 95 | $ 34,537 | 100.0 |

| | December 31, 2018 | | | | | | |
| | Investments | | | | Net Swap Exposure | Total Exposure on Investments and Swaps | % of Total |
| Counterparty rating | Governments and Agencies | Banks | Corporates | ABS and MBS | | | |
|---|---|---|---|---|---|---|---|
| A1+ | $ 663 | $ - | $ 213 | $ - | $ - | $ 876 | 2.7 |
| AAA | 9,814 | 1,000 | 304 | 1 | - | 11,119 | 34.6 |
| AA | 8,945 | 7,112 | 1,193 | 15 | 24 | 17,289 | 53.8 |
| A | 1,244 | 1,114 | - | - | 2 | 2,360 | 7.3 |
| BBB | 115 | - | - | 4 | - | 119 | 0.4 |
| BB | 338 | - | - | - | - | 338 | 1.1 |
| B | - | - | - | - | - | - | - |
| CCC | - | - | - | - | - | - | - |
| CC and below[2] | - | - | - | 12 | - | 12 | 0.1 |
| Total | $ 21,119 | $ 9,226 | $ 1,710 | $ 32 | $ 26 | $ 32,113 | 100.0 |

(1) Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e. 1-3), symbolic (i.e. +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term ratings.
(2) Includes assets not currently rated.

## Market Risk

The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework.

*Asset and Liability Management:* The objective of asset and liability management is to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of assets and liabilities in accordance with the prescribed risk parameters. The Bank employs derivatives to manage its asset and liability exposures by aligning the characteristics of its debt with the assets it is funding. The Bank utilizes derivatives to manage the modified duration of its equity within a defined policy band. In addition, the Bank's policy for asset/liability management, among others, provides rules for the active management of equity duration and for limiting the amounts of debt redemptions within any 12-month period. As of December 31, 2019, asset/liability management swaps with a notional amount of $638 million (2018—$1,063 million) were outstanding to maintain the equity duration within policy limits.

*Interest Rate Risk:* The Bank is exposed to two potential sources of interest rate risk. The first is the exposure to changes in the net spread between the rate earned on assets and the cost of borrowings that fund those assets. The second is the exposure to changes in the income earned on the portion of the assets funded with equity.

The Bank mitigates its exposure to net spread changes through either a cost pass-through formulation, calculated on an actual or estimated basis, incorporated in the lending rates charged, or hedges of related interest rate exposures. The cost pass-through loans account for 94% of the existing outstanding loan portfolio as of December 31, 2019; the remaining 6% are substantially NSG loans and fixed-rate loans. A small portion of the cost pass-through loans (i.e., the adjustable rate loans) pose some residual interest rate risk given the six-month lag inherent in the lending rate calculation. Additionally, the Bank funds and invests its liquidity at matching rate structures using specific duration gap constraints, thus avoiding any undue exposure to interest rate risk.

The Bank mitigates its exposure to equity-induced income changes by managing the duration of its equity within a band of four to six years through a combination of assigning equity to fund certain (mostly fixed rate) assets and interest rate swaps that are specifically issued for this purpose. While changes in interest rates will, over the long term, result in corresponding changes in the return on equity, the effect on a single year is relatively small. This is due to the fact that equity is mostly funding fixed rate assets and the interest rate exposure on debt-funded assets is mostly passed through to the borrowers or hedged through the use of derivative instruments.

*Investment Market Risk:* Investment market risk is measured and monitored by applying quantitative techniques including Value at Risk (VaR), stress testing, scenario analysis and duration metrics. The Bank estimates VaR for a one year time horizon using Monte Carlo simulation. The historical data inputs used to simulate relevant risk factors (such as interest rates, credit spreads, and others) include periods of significant financial stress. VaR measures are complemented by stress tests designed to quantify the impact of severe, unexpected market movements on the portfolio. The Bank conducts regular stress testing on its investment portfolio to ensure liquidity under a variety of adverse scenarios.

*Exchange Rate Risk:* In order to minimize exchange rate risk in a multicurrency environment, the Bank funds its assets in any one currency with, on an after-swap basis, borrowing obligations in the same currency, as prescribed by the Agreement. In addition, the Bank maintains virtually all of its equity and equity-funded assets in United States dollars.

The currency composition of the Bank's assets and liabilities (after swaps) at the end of 2019 and 2018 was substantially all in United States dollars.

### Liquidity Risk
Liquidity risk arises from the general funding needs of the Bank's activities and in the management of its assets and liabilities. It includes the risk of being unable to fund the portfolio of assets at appropriate maturities and rates (funding risk); the risk of being unable to liquidate a position in a timely manner at a reasonable price (liquidation risk); and the exacerbation of these two risks by having significant portions of a portfolio of assets or liabilities allocated to a specific type of instrument (concentration risk).

The Bank manages liquidity risk through its liquidity policy, asset/liability management policy and its short-term borrowing program. The Bank's liquidity policy determines a minimum amount of liquidity which is designed to allow the Bank to refrain from borrowing for a period of time while continuing to meet its own obligations. The asset and liability management policy of the Bank, in addition to optimizing the allocation of equity and debt to fund the Bank's various assets, limits the amounts of debt refinancing within a given period. Finally, under the short-term borrowing program, discount notes with maturities of less than one year are issued to manage short-term cash flow needs.

### Retirement Plan Risk

Retirement plan risk represents the exposure resulting from the Bank's obligation to fund any increases in the shortfall of its pension and postretirement benefits plan (Plans) obligations. Because the risk and return characteristics of pension assets do not match those of its liabilities, the Bank's equity is exposed to volatility in the Plans' funded status. The main risk measure by the Bank related to its Plans is their active risk, which is the volatility of the difference in performance of the Plans' assets and liabilities.

Changes in the value of the Plans' liabilities are driven by two factors, the first of which has a greater impact in terms of volatility and magnitude: (i) changes in the market interest rates of high-grade, long-term U.S. corporate bonds, which are used to discount the stream of pension liabilities cash flows and (ii) changes in the Plans' demographics, experience, and management's best estimates of future benefit changes. Changes in the Plans' assets are also driven by: (i) fluctuations in the market value of the Plans' Return Strategies assets, which include developed and emerging markets equities, high yield and emerging markets bonds, real estate and commodities; and (ii) changes in interest rates, which impact the values of the Plans' Liabilities Strategies assets, which are invested in core, long duration and inflation-indexed fixed income instruments.

Because 65% of the Plans' assets are invested in Return Strategies, whose values are influenced by factors other than interest rates, the Plans' assets are much less sensitive to changes in long-term interest rates than are the Plans' liabilities, resulting in active risk. Under its CAP, the Bank determines specific capital requirements for the active risk in its Plans.

The Risk Appetite for the Retirement Plans, as approved by the Board of Executive Directors, is comprised of two risk metrics. These metrics address the Plans' long-term financial sustainability, and the short-term volatility of the Plans in the Bank's financial statements. As of December 31, 2019, both metrics were within their respective policy limits.

### Operational Risk

Operational risk is the risk arising from inadequate or failed internal processes, people's actions, systems, or from external events, that can cause financial losses, financial reporting misstatements, and/or result in reputational damage. These failures may be incurred while executing processes to meet the Bank's objectives as operational risk is inherent in all operations and processes.

The Bank has policies and procedures in place to mitigate different aspects of operational risk, including the Bank's high standards of business ethics and its established system of internal controls. These are supplemented by the Bank's disaster recovery/contingency planning, the Information Disclosure Policy, client and project integrity due diligence procedures, the procedures for risk management and fiduciary arrangements in projects, and procurement and purchasing policies, among others.

The Bank's Operational Risk Management and the Internal Control over Financial Reporting (ICFR) functions report to the Chief Risk Officer. The Bank continues to implement its integrated Operational Risk Management Framework (ORMF), which includes conducting the risk and control assessments, identifying key risk indicators, as well as providing training to the business units, in order to enhance its operational risks management.

*Internal Controls over Financial Reporting:* The Bank follows the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework (the COSO Framework) for its financial reporting controls. Management has established an annual process to report on the effectiveness of the ICFR, while the external auditors also perform an annual audit and issue an opinion as to the effectiveness of the ICFR.

Management's report and external auditors' report on internal control over financial reporting as of December 31, 2019 are included in the financial statements.

## SUBSEQUENT AND OTHER DEVELOPMENTS

### Replacement of LIBOR and other IBOR base rates

In a July 2017 announcement, the United Kingdom Financial Conduct Authority questioned the sustainability of LIBOR in its current form, advocating a transition away from reliance on LIBOR to alternative reference rates and stating it will no longer persuade or compel LIBOR panel banks to submit rate quotes after the year 2021, resulting in a need to implement alternative benchmarks globally. Focusing on U.S. Dollar LIBOR, within the United States, the Federal Reserve Board and the New York Fed convened the Alternative Reference Rate Committee (ARRC) in 2014 to facilitate the transition from U.S. Dollar LIBOR to a more robust benchmark replacement rate. In April 2018, the Federal Reserve Bank of New York started publishing the AARC's recommended alternative, the Secured Overnight Financing Rate (SOFR), which is a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. This reference rate is expected to replace U.S. Dollar LIBOR. Since then, one-month and three-month SOFR future contracts have started trading, and various Floating Rate Notes (FRN) linked to SOFR have been issued.

If SOFR or another rate does not achieve wide acceptance as the alternative to LIBOR, there likely will be disruption to financial markets. In the event that SOFR or another reference rate is widely accepted, risks will remain related to outstanding loans, borrowings, derivatives and other instruments using LIBOR related to transitioning those instruments to a new reference rate and the corresponding value transfer that may occur in connection with that transition, as the new reference rate likely will not exactly mimic LIBOR. As a result, for example, over the life of a transaction that transitions from LIBOR to a new reference rate, our monetary obligations to our counterparties and our yield from transactions with clients may change, potentially adversely to us. If a contract is not transitioned to a new reference rate and LIBOR ceases to exist, the impact on our obligations is likely to vary by asset class and contract. The value of investments, borrowings, or derivative instruments tied to LIBOR and the trading market for LIBOR-based securities could also be impacted upon its discontinuance or if it is limited.

In 2018, the Bank established a multi-disciplinary working group to manage the transition away from LIBOR and other IBOR base rates. The purpose of the working group is to assess Bank exposure, and to devise and implement an orderly shift from IBOR rates to the relevant new replacement rates. As part of this exercise, the Bank is considering operational, legal, financial, market, and risk aspects. It has begun to assess sovereign-guaranteed and non-sovereign guaranteed lending operations, derivatives transactions, and funding operations, among others.

On the operational side, the Bank prices its sovereign-guaranteed loans on a pass-through basis, where funding costs are passed through to its borrowers.

With respect to derivatives, the Bank continues to assess its exposures.

On the funding side, the Bank has ceased issuance of its FRN linked to LIBOR, and practically all outstanding LIBOR FRNs will reset before LIBOR discontinuation date currently scheduled for the end of 2021 with the exception of one single issuance that matures on July 15, 2022 for $1,500 million. Additionally, the Bank has now issued its first SOFR linked FRN. Initially issued at an aggregate principal amount of $600 million on September 30, 2019, this issuance has subsequently been tapped now reaching an outstanding balance of $1,000 million.

### Management changes

On January 8, 2020, Mr. John Scott was appointed as interim Executive Vice President.

## ADDITIONAL REPORTING AND DISCLOSURE

### Basis of Reporting

The financial statements are prepared in accordance with GAAP, which require Management to make estimates and assumptions that affect the reported results (see Note B to the financial statements).

## Critical Accounting Policies

The Bank believes that the relevant significant accounting policies discussed below, used to present its financial results in accordance with GAAP, may involve a high degree of judgment and complexity and relate to matters that are inherently uncertain.

| Description | Judgement and Uncertainties | Effect if Actual Results Differ from Assumptions |
|---|---|---|
| **Fair Value of Financial Instruments** The Bank uses fair value as the measurement basis for the trading investments portfolio, borrowings elected under the fair value option and all derivatives (mostly interest and currency swaps), and for certain disclosures of financial instruments. The trading investment portfolio, borrowings elected under the fair value option and all derivatives are measured at fair value on a recurring basis and changes in fair value of these financial instruments are included in the Statement of Income and Retained Earnings. Details of the Bank's processes for determining fair value are set out in Note M to the Financial Statements. Also refer to Note B and Note N to the Financial Statements, for additional information. | Estimating fair value requires judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. In determining fair value, the Bank follows the GAAP fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Substantially all of the Bank's financial assets and financial liabilities carried at fair value are based on observable prices and inputs and are classified in levels 1 and 2 of the hierarchy. Level 3 investment, **borrowing** and swap instruments, if any, are valued using Management's best estimates utilizing available information including **(i)** external price providers, or broker/dealer prices, where available; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used, and (ii) discounted cash flow models where market yield curves of other instruments are used as proxies for the instruments' yield curves, for borrowings and related swaps. | Fair value estimates of instruments using valuation models or other techniques are sensitive to assumptions used for the significant inputs. In periods of extreme market volatility, lessened liquidity or in illiquid markets, there may be more variability in market pricing or a lack of market data to use in the valuation process. Management believes its measurements of fair value are reasonable given its processes for obtaining and prioritizing observable inputs (i.e. external prices and parameters) and the consistent application of this approach from period to period. |
| **Allowance for Loan and Guarantee Losses** The Bank maintains allowances for losses on its loan and guarantee portfolios at levels that Management believes to be adequate to reflect probable credit losses inherent in the total portfolio at the balance sheet date, based on the incurred loss model. The process for determining the allowance for credit losses is discussed in Note B and Note G to the Financial Statements. | The Bank expects that each of its sovereign-guaranteed (SG) loans will be repaid. Accordingly, the allowance for loan losses related to the sovereign-guaranteed portfolio is not expected to be material. Virtually all the recorded allowance represents provisions made for the Bank's non-sovereign guaranteed (NSG) portfolio. The Bank's allowance on the SG portfolio includes consideration of the probability of default of sovereign borrowers, which is primarily based on external credit rating agency ratings as of the balance sheet date. The Bank then applies a time loss factor based on the expected time a borrower will be in non-accrual status before returning to performing status and repaying overdue obligations. Key judgments used in determining the NSG allowance for credit losses include borrower risk ratings and transaction specific loss estimates for collectively assessed loans; as well as market/collateral values and expected projected cash flows for individually evaluated impaired loans. Qualitative adjustments, if warranted, are incorporated in the estimation process to address current events and conditions, considerations regarding regional and global economic uncertainty, and overall credit conditions. | The Bank has a history of fully collecting on contractually due payments from delinquent borrowers. The current balance outstanding from borrowers in non-accrual status is the largest in the Bank's history. In the event that a sovereign borrower does not repay the Bank, there could be losses incurred by the Bank. The process of determining the level of the allowance for credit losses for the NSG portfolio requires a high degree of judgment. The use of different estimates or assumptions as well as changes in external factors could produce materially different provisions and allowance levels. Management believes the risk ratings and loss severities currently in use are appropriate based on information currently available. |

| Description | Judgement and Uncertainties | Effect if Actual Results Differ from Assumptions |
|---|---|---|
| **Pension and Other Postretirement Benefits**<br>The funded status of the Bank's benefit plans, measured as the difference between the fair value of plan assets and the projected benefit obligation at December 31, the measurement date, is recognized on the Balance Sheet. Net periodic benefit cost is recognized as part of Administrative expenses in the Statement of Income and Retained Earnings. Net actuarial gains and losses and prior service cost not recognized as a component of net periodic benefit cost as they arise are recognized in Other comprehensive income. For further details, refer to Note B and Note U to the financial statements. | Benefit assumptions are significant inputs to the actuarial models that measure benefit obligations and related costs. The underlying actuarial assumptions are based on financial market interest rates, experience, and Management's best estimate of future benefit changes and economic conditions.<br><br>The expected long-term return on plan assets represents Management's best estimate of the expected long-term (10 years or more) forward-looking rates of return of the asset categories employed by the Bank's benefit plans, weighted by the plans' investment policy asset allocations. Accumulated and projected benefit obligations are measured as the present value of expected benefit payments. The discount rate used is selected in reference to the year-end yield of AA corporate bonds within the approved Citigroup Pension Liability index, with maturities that correspond to the payment of benefits. For the assumed rate of inflation (inherently contained in the assumed discount rate to determine benefit obligation and net periodic benefit cost), the Bank has established a process by which a range of inputs is reviewed, including 10-year forward looking expert opinion forecasts, the average of the 10 year and 30 year U.S. Treasury Inflation Protected Securities breakeven inflation rate, and historical averages. | Changes in the actuarial assumptions will impact future benefit costs and obligations (for example, the discount rate has an inverse relationship with benefit costs and obligations). Actuarial gains and losses occur when actual results are different from expected results. |

## ADMINISTRATION AND GOVERNANCE OF THE BANK

### The Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of one Governor and one Alternate Governor appointed by each member country. The Governor or Alternate Governor from each member country exercises the voting power to which that member country is entitled, each member country having 135 votes plus one vote for each voting share of the Bank's Ordinary Capital stock subscribed by that member. The Agreement, as amended, provides that subscriptions to the capital stock will not become effective if the result would be to reduce the voting power of (i) the regional developing countries below 50.005%; (ii) the United States below 30%; or (iii) Canada below 4% of the total voting power. This permits non-regional members to have a voting power of up to 15.995%, including approximately 5% for Japan. A list of the members at December 31, 2019, showing the voting power and the number of shares subscribed by each member, is set forth in the Schedule of Subscriptions to Capital Stock and Voting Power (see Schedule I-4 to the financial statements). The Board of Governors holds regular annual meetings.

### The Board of Executive Directors

The Board of Executive Directors consists of 14 Directors: one appointed by the United States, one elected by the Governor for Canada, three elected by the Governors for the non-regional member countries, and the remaining nine elected by the Governors for the borrowing member countries. Each Executive Director appoints an Alternate Executive Director who has full power to act for the Executive Director when he or she is not present. Executive Directors serve full-time, generally for three years.

The Board of Governors has delegated to the Board of Executive Directors all its powers except certain powers reserved to the Governors under the Agreement. Each Executive Director is entitled to cast the number of votes of the member country which appointed him or her, or, if elected, the number of votes that counted toward the election. All matters before the Board of Governors and the Board of Executive Directors are decided by a majority of the total voting power of the Bank, except in certain cases provided in the Agreement that require a higher percentage.

There are six standing committees of the Board of Executive Directors: the Audit Committee; the Budget and Financial Policies Committee; the Organization, Human Resources and Board Matters Committee; the Policy and Evaluation Committee; the Programming Committee; and the Steering Committee.

The Board of Executive Directors, including its Committees, functions in continuous session at the principal offices of the Bank and meets as often as business requires. Unless otherwise decided by the Board, the Committees do not vote on issues before their consideration but rather make, when appropriate, recommendations to the Board of Executive Directors.

The following is a list of the Executive Directors, the member countries by which they were appointed or elected and the Alternates appointed by the Executive Directors as of the date of this Information Statement:

| Executive Directors | Alternates | Member Countries |
|---|---|---|
| José Guilherme Almeida dos Reis (Brazil) | Sérgio Savino Portugal (Brazil) | Brazil and Suriname |
| Christiane Elisabeth Bogemann-Hagedorn (Germany) | Adolfo Di Carluccio (Italy) | Belgium, China, Germany, Israel, Italy, The Netherlands and Switzerland |
| Donald John Bobiash (Canada) | Eric Daniel Madueño (Canada) | Canada |
| Gerardo Mario Ricardo Corrochano Villalobos (Peru) | Sergio Díaz-Granados Guida (Colombia) | Colombia and Peru |
| Alejandro Foxley (Chile) | Bernardo Acosta Varea (Ecuador) | Chile and Ecuador |
| Selwin Charles Hart (Barbados) | * | The Bahamas, Barbados, Guyana, Jamaica and Trinidad and Tobago |
| Francisco José Mayorga Balladares (Nicaragua) | Edna Gabriela Camacho (Costa Rica) | Belize, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua |
| Juan Bosco Martí Ascencio (Mexico) | Carlos Augusto Pared Vidal (Dominican Republic) | Dominican Republic and Mexico |
| Gina Montiel (Venezuela) | Fernando Ernesto de León de Alba (Panama) | Panama and Venezuela |
| Alicia Montalvo Santamaría (Spain) | Patrick Jean Hervé (France) | Austria, Denmark, Finland, France, Norway, Spain and Sweden |
| Eliot Pedrosa (United States of America) | * (United States of America) | United States of America |
| Guillermo Alberto Francos (Argentina) | Jorge Eduardo Srur (Argentina) | Argentina and Haiti |
| Germán Hugo Rojas Irigoyen (Paraguay) | Marcelo Bisogno (Uruguay) | Bolivia, Paraguay and Uruguay |
| Toshiyuki Yasui (Japan) | Malcolm Geere (United Kingdom) | Croatia, Japan, Portugal, the Republic of Korea, Slovenia and United Kingdom |

* Vacant

*Audit Committee of the Board of Executive Directors:* The primary responsibilities of the Audit Committee are to assist the Board of Executive Directors in overseeing the Bank's (i) financial reporting, (ii) risk management and internal control processes, (iii) internal and external audit functions, (iv) communication with and among the External Auditors, Management, the office of the Executive Auditor, the office of Institutional Integrity, and others responsible for risk management and for administering the Bank's sanctions procedures, and the Board, (v) activities in promoting institutional integrity, including with regard to matters involving fraud and corruption practices, and the fiduciary aspects of the Bank's policies and activities. The Committee has responsibility for reviewing the performance of and recommending to the Board of Executive Directors (which, in turn, recommends to the Board of Governors) the appointment of the external auditor, as well as monitoring the external auditor's independence. The Committee also participates in the oversight of the internal audit function, including reviewing responsibilities, staffing, the annual internal audit plan and the effectiveness of the internal control audit function. The Audit Committee, which includes all the members of the Board of Executive Directors, meets regularly and as circumstances dictate, and may meet periodically in executive sessions with the Bank's Management and the internal and external auditors. The Audit Committee may obtain advice and assistance from outside advisors as deemed appropriate to perform its duties and responsibilities.

*Office of Evaluation and Oversight:* The Office of Evaluation and Oversight, which reports directly to the Board of Executive Directors, undertakes independent and systematic evaluations of the Bank's strategies, policies, programs, activities, delivery support functions and systems, and disseminates the findings of such evaluations so that recommendations for improvement can be used in new operations. The Office of Evaluation and Oversight also provides oversight and support for the enhancement of the effectiveness of the Bank's evaluation system.

*Principal Officers:* The President is elected by the Board of Governors and is the institution's chief executive officer. Under the direction of the Board of Executive Directors, the President conducts the ordinary business of the Bank, assisted by the Executive Vice President and three Vice Presidents. The President also serves as the presiding officer at meetings of the Board of Executive Directors, and has no vote at such meetings, except when his vote is needed to break a tie.

The Executive Vice President is elected by the Board of Executive Directors and functions as the chief operating officer, supervising the three Vice Presidents and the senior staff. Under the direction of the Board of Executive Directors and the President, the Executive Vice President exercises such authority and performs such functions in the administration of the Bank as may be determined by the Board of Executive Directors and, in the absence or incapacity of the President, exercises the authority and performs the functions of the President.

The Vice President for Countries, the Vice President for Sectors and Knowledge, and the Vice President for Finance and Administration, are appointed by the Board of Executive Directors on the recommendation of the President of the Bank, and report to the Executive Vice President. Under the direction of the Board of Executive Directors, the President and the Executive Vice President, the Vice Presidents undertake the following responsibilities:

- The Vice President for Countries, the third ranking Bank official in order of precedence, is responsible for leading the dialogue and relationship of the Bank with all 26 borrowing member countries, assisted by five operations departments, and 26 country offices and the Operations Financial Management and Procurement Services Office. In the absence or incapacity of the President and the Executive Vice President, the Vice President for Countries exercises the authority and performs the functions of the President.
- The Vice President for Sectors and Knowledge is responsible for developing knowledge focusing on emerging development challenges; developing the level of sector knowledge of countries and regions necessary to support member countries in the design and execution of their development projects and for the promotion of integration and trade; developing and supporting the execution of programs and projects; disseminating and training on Bank knowledge and sector expertise to member countries; and developing a demand-driven learning program for staff skills in support of business needs.
- The Vice President for Finance and Administration is responsible for mobilizing and managing the Bank's resources; supporting the Bank's operational areas through an effective and efficient management and supervision of the Bank's financial, legal, human resources, information technology, budget, and administrative functions; and establishing and monitoring compliance with corporate policies and procedures.

The following is a list of the principal officers of the Bank as of the date of this Information Statement:

| | |
|---|---|
| Luis Alberto Moreno | President |
| John Scott | Executive Vice President, a.i. |
| Alexandre Meira da Rosa | Vice President for Countries |
| Ana María Rodríguez-Ortiz | Vice President for Sectors and Knowledge |
| Claudia Bock-Valotta | Vice President for Finance and Administration |
| Eric Parrado Herrera | General Manager and Chief Economist, Department of Research and Chief Economist |
| José Luis Lupo | General Manager, Country Department Southern Cone |
| Rafael de la Cruz | General Manager, Country Department Andean Group |
| Verónica Zavala | General Manager, Country Department Central America, Haiti, Mexico, Panama and the Dominican Republic |
| Therese Turner-Jones | General Manager, Country Department Caribbean Group |
| Martín Bès | Secretary of the Bank |
| Diego Buchara | General Manager and General Counsel, Legal Department, a.i. |
| Gustavo De Rosa | General Manager and Chief Financial Officer, Finance Department |
| Carola Álvarez | General Manager and Chief Development Effectiveness Officer, Office of Strategic Planning and Development Effectiveness, a.i. |
| Diego Murguiondo | General Manager, Budget and Administrative Services Department |
| Carolina Serra | General Manager, Human Resources Department |
| Nuria Simo Vila | General Manager and Chief Information Officer, Information Technology Department |
| Irene Arias Hofman | General Manager, Office of the Multilateral Investment Fund |
| Luis Giorgio | Chief, Office of the Presidency |
| José Agustín Aguerre | Sector Manager, Infrastructure and Energy Sector |
| Marcelo Cabrol | Sector Manager, Social Sector |
| Moisés Schwartz Rosenthal | Sector Manager, Institutions for Development Sector |
| Juan Pablo Bonilla | Sector Manager, Climate Change and Sustainable Development Sector |
| Fabrizio Opertti | Sector Manager, Integration and Trade Sector |
| Federico Basañes | Sector Manager, Knowledge, Innovation and Communication Sector |
| Bernardo Guillamon | Manager, Office of Outreach and Partnerships |
| Federico Galizia | Chief Risk Officer, Office of Risk Management |
| Laura Profeta | Chief, Office of Institutional Integrity |
| Jorge Da Silva | Executive Auditor |
| Ivory Yong-Prötzel is the Director of the Office of Evaluation and Oversight | |

### Ethical Matters

The Bank fosters an ethical work environment for its staff and is committed to safeguard the activities financed by the Bank from fraud and corruption.

*Codes of Ethics:* The Bank requires highly qualified, dedicated and motivated employees to maintain the highest standards of integrity. To assist in preserving such institutional standards, the Bank has in place a Code of Ethics and Professional Conduct that applies to all employees. This Code, which is available on the Bank's website: http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=37198737, contains guidelines concerning conflicts of interest, use of Bank information, and an employee's financial and business interests, among other matters.

The Bank also has a separate Code of Conduct applicable to the Executive Directors. This Code, which is also available on the Bank's website: http://kp.iadb.org/lawlib/en/Pages/Documentos-BID.aspx sets forth guiding principles comparable to those governing employees adapted to the unique role of Executive Directors.

The Bank has also an Ethics Officer for oversight of ethic matters for Bank employees, and a Board Conduct Committee for matters concerning Executive Directors.

*Office of Institutional Integrity:* The Office of Institutional Integrity (OII), an independent unit reporting to the President, was established to promote institutional integrity. The OII complies with its mandate through the detection and investigation of fraud, corruption and misconduct and the support of initiatives for their prevention. Allegations of corrupt or fraudulent activities involving Bank-financed activities or Bank staff may be reported to the OII in person, by telephone, e-mail, facsimile, regular mail, or through the allegations forms available on the Bank's website: www.iadb.org/oii. Such allegations may be made confidentially or anonymously.

### External Auditors
*General:* The external auditors are appointed by the Board of Governors. In March 2012, the Board of Governors appointed KPMG LLP (KPMG) as the External Auditors of the Bank for the five-year period 2012-2016, following a competitive bidding process. In April 2017, the Board of Governors reappointed KPMG as the Bank's External Auditor for a second five-year term, covering the fiscal years 2017 through 2021.

Contracted fees for audit services provided to the Bank by KPMG in connection with the 2019 financial statement and internal control audits amount to $1,369,000. In addition, KPMG was paid $138,000 during 2019 for services related to bond issuances. KPMG also provides audit services to trust funds administered by the Bank and to the Bank's staff retirement plans, for which contracted fees related to the 2019 audits are $1,010,000.

*External Auditors' Independence:* The Audit Committee is responsible for, among other matters, assisting the Board of Executive Directors in overseeing the external audit function, including ensuring external auditors' independence.

### The Agreement Establishing the Bank
The Agreement sets forth the Bank's purpose and functions, and its capital structure and organization. The Agreement outlines the operations in which the Bank may engage and prescribes limitations on these operations. The Agreement also establishes the status, immunities and privileges of the Bank and provides for the disposition of the currencies available to the Bank, the withdrawal and suspension of members and the suspension and termination of the Bank's operations.

The Agreement provides that it may be amended only by decision of the Board of Governors by a majority of the total number of Governors, including two-thirds of the Governors of regional members, representing not less than three-fourths of the total voting power of the member countries. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the right to purchase capital stock of the Bank and to contribute to the FSO, and the limitation on liability. The Agreement provides that any question of interpretation of its provisions arising between any member and the Bank or among members of the Bank shall be submitted to the Board of Executive Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final. Although any member may withdraw from the Bank by delivering written notice of its intention to do so, any such member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the notice.

Copies of the Agreement are available for inspection and distribution at the Bank's office in Washington, D.C. The full text of the Agreement is also available on the Bank's website at www.iadb.org/leg/Documents/Pdf/Convenio-Eng.pdf.

### Legal Status, Immunities and Privileges
The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank possesses juridical personality and has full capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. Actions may be brought against the Bank only in a court of competent jurisdiction in the territories of a member in which the Bank has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed debt securities. No action shall be brought against the Bank by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Executive Directors, their Alternates, officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries. The Bank is also immune from any other obligation relating to the payment, withholding or collection of any tax or duty.

Under the Agreement, debt securities issued by the Bank and the interest thereon are not subject to any tax by a member (a) which discriminates against such debt securities solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for such taxation is the place or currency in which such debt securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

## IDB GRANT FACILITY

In 2007, the Board of Governors approved the creation of the GRF for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects. The GRF is currently funded by income transfers from the Ordinary Capital. For further information, refer to Financial highlights section– Capitalization.

In March 2019, the Board of Governors approved income transfers from the Bank to the GRF amounting to approximately $54 million. In March 2020, the Board of Governors will approve income transfers from the Bank to the GRF amounting to approximately $64 million.

During March 2020, the Board of Directors will approve and Management will submit, a proposal to the Board of Governors for their approval of the transfer of all assets of the IFF to the GRF, amounting to approximately $51 million, and the termination of the IFF as of January 1, 2020. The GRF will continue to provide the remaining interest subsidies until such loans are repaid, or the total assets transferred are depleted, by either continuing to make subsidy payments in accordance with the terms and conditions set forth in the corresponding loan contracts; or through a one-time payment to settle all expected future subsidy payments. As of the date that a country opts to receive the one-time payment, the Bank will cease to make payments to defray part of the interest due to be paid by the country on the IFF-eligible loans, and the country will remain responsible to make interest payments to the Bank in full. Countries that do not opt for the one-time payment will continue receiving the subsidy in accordance with the corresponding loan contracts.

Total grants from the GRF for which a disbursement request has been approved during 2019 amounted to $64 million (2018 - $113 million).

## INTERMEDIATE FINANCING FACILITY ACCOUNT (IFF)

The resources of the IFF are used to defray a portion of the interest due by borrowers on certain loans approved from the Ordinary Capital up to December 31, 2006: a maximum of up to 3.62% per annum of the interest rate due on such loans. The IFF is currently funded from income earned on its own investments.

As discussed in the IDB Grant facility section above, the IFF was terminated as of January 1, 2020.

## FUNDS UNDER ADMINISTRATION

### General

In addition to its Ordinary Capital, the IFF, and the GRF, the Bank administers funds held in trust on behalf of donors, such as member countries, other international organizations, and other entities, funds for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance Bank lending projects (including guarantees), to make non-reimbursable loans and other financings (which are accounted for as grants), and to fund technical assistance activities, including project preparation and training.

The funds under administration are held in trust separately from Bank assets. As of December 31, 2019, the Bank administered resources on behalf of donors of approximately $3,063 million. During 2019, the Bank recognized income of $13 million for the administration and expense reimbursements related to services performed on behalf of these funds.

**Multilateral Investment Fund II**

The MIF is a fund administered by the Bank. The MIF's overall focus is to support equitable economic growth and provide a sustainable means of exiting poverty by increasing access to finance, basic services, and markets and capabilities.

**Multilateral Investment Fund III**

On April 2, 2017, the Boards of Governors of the Bank and the IIC approved the form of the Agreement Establishing the Multilateral Investment Fund III (MIF III Agreement) and the Agreement for the Administration of the Multilateral Investment Fund III (MIF III Administration Agreement), both of which shall enter into force on any date on which prospective donors representing at least 60% of the total new contributions have deposited their Instruments of Contribution. The Multilateral Investment Fund under the MIF III Agreement and the Administration Agreement will continue to be a Fund administered by the Bank. The Boards of Governors also agreed on a $317 million replenishment for the MIF III to finance the Fund's activities in 2019-2023.

In 2018, the MIF changed its brand from MIF to IDB Lab. This rebranding does not entail a change in its legal name.

## INTER-AMERICAN INVESTMENT CORPORATION

The activities of the Bank are complemented by those of the IIC. The IIC is a separate international organization, with a separate governance structure, including a separate Board of Governors and Board of Executive Directors, whose 45 member countries are also members of the Bank. The purpose of the IIC is to promote the economic development of its regional developing member countries by encouraging the establishment, expansion and modernization of private enterprises, preferably those of small and medium-sized scale.

The funds of the IIC are separate from those of the Bank. On January 1, 2016, the transfer to IIC of all operational and administrative functions associated with the IDB private sector and NSG activities (reorganization) became effective. For additional information on changes to the operations of the IIC effective January 1, 2016, refer to Financial highlights section IDBG's Activities with the Private Sector.

In November 2017, the IIC changed its brand from IIC to IDB Invest. This rebranding does not entail a change in its legal name.

# 2019



# FINANCIAL STATEMENTS

Photo: Oaxaca Wind Projects, Mexico

IMPROVING LIVES IN LATIN AMERICA AND THE CARIBBEAN

## INDEX TO FINANCIAL STATEMENTS

## MANAGEMENT'S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROL
## OVER FINANCIAL REPORTING

February 27, 2020

The Management of the Inter-American Development Bank (Bank) is responsible for establishing and maintaining effective internal control over financial reporting in the Bank. Management has assessed and evaluated the internal control over financial reporting of the Bank's Ordinary Capital using the criteria for effective internal control established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed and evaluated the effectiveness of the internal control over financial reporting of the Bank's Ordinary Capital as of December 31, 2019. Based on this assessment, Management believes that the Bank's Ordinary Capital's internal control over financial reporting is effective as of December 31, 2019.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

KPMG LLP, an independent public accounting firm, has expressed an unqualified opinion on the effectiveness of the Bank's Ordinary Capital's internal control over financial reporting as of December 31, 2019. In addition, the Bank's Ordinary Capital's financial statements, as of and for the year ended December 31, 2019, have been audited by KPMG LLP.



**Luis Alberto Moreno**
President



**Claudia Bock-Valotta**
**Vice President for Finance and Administration**



**Gustavo De Rosa**
**Finance General Manager and CFO**



KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

## Independent Auditors' Report

The Board of Governors
Inter-American Development Bank:

### Report on Internal Control over Financial Reporting

We have audited the Inter-American Development Bank – Ordinary Capital's internal control over financial reporting as of December 31, 2019, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

*Management's Responsibility for Internal Control over Financial Reporting*

Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management's Report Regarding the Effectiveness of Internal Control over Financial Reporting.

*Auditors' Responsibility*

Our responsibility is to express an opinion on the entity's internal control over financial reporting based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditors' judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Definition and Inherent Limitations of Internal Control over Financial Reporting*

An entity's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.



Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*Opinion*

In our opinion, the Inter-American Development Bank – Ordinary Capital maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

*Report on Financial Statements*

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying financial statements of the Inter-American Development Bank – Ordinary Capital, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes to the financial statements, and our report dated February 27, 2020 expressed an unmodified opinion on those financial statements.

KPMG LLP

Washington, DC
February 27, 2020



KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

## Independent Auditors' Report

The Board of Governors
Inter-American Development Bank:

### Report on the Financial Statements

We have audited the accompanying financial statements of the Inter-American Development Bank – Ordinary Capital, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes to the financial statements (collectively, the financial statements).

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

*Auditors' Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Inter-American Development Bank – Ordinary Capital as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three year-period ended December 31, 2019 in accordance with U.S. generally accepted accounting principles.



*Report on Internal Control Over Financial Reporting*

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the Inter-American Development Bank – Ordinary Capital's internal control over financial reporting as of December 31, 2019, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 27, 2020 expressed an unmodified opinion on the effectiveness of the Bank's internal control over financial reporting on the effectiveness of the Inter-American Development Bank – Ordinary Capital's internal control over financial reporting.

**Other matters**

*Report on Supplementary Information*

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. Schedules I-1 through I-4 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Washington, DC
February 27, 2020

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

## BALANCE SHEETS
*(Expressed in millions of United States dollars)*

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2019** | | | | 2018 | |
| **ASSETS** | | | | | | |
| **Cash and investments** | | | | | | |
| Cash - Notes C and M | $ | **1,215** | | $ | 835 | |
| Investments - Trading - Notes D, L and M | | **34,289** | $ **35,504** | | 31,918 | $ 32,753 |
| **Developmental Assets** | | | | | | |
| Loans outstanding - Notes E, F and M | | **96,723** | | | 93,377 | |
| Allowance for loan losses | | **(339)** | | | (426) | |
| Debt securities - Note L and M | | **148** | **96,532** | | 18 | 92,969 |
| **Accrued interest and other charges** | | | | | | |
| On investments | | **155** | | | 169 | |
| On loans | | **686** | **841** | | 792 | 961 |
| **Currency and interest rate swaps - Notes K, L, T and M** | | | | | | |
| Investments - Trading | | **32** | | | 217 | |
| Loans | | **741** | | | 693 | |
| Borrowings | | **1,391** | | | 391 | |
| Other | | **2** | **2,166** | | 6 | 1,307 |
| **Other assets** | | | | | | |
| Receivable for investment securities sold | | **266** | | | 421 | |
| Property, net - Note H | | **467** | | | 458 | |
| Miscellaneous - Note E | | **582** | **1,315** | | 590 | 1,469 |
| **Total assets** | | | $ **136,358** | | | $ 129,459 |
| **LIABILITIES AND EQUITY** | | | | | | |
| **Liabilities** | | | | | | |
| Borrowings - Notes I, J, K, L, T and M | | | | | | |
| Short-term | $ | **1,273** | | $ | 1,142 | |
| Medium- and long-term: | | | | | | |
| Measured at fair value | | **64,625** | | | 57,819 | |
| Measured at amortized cost | | **31,113** | $ **97,011** | | 30,962 | $ 89,923 |
| Currency and interest rate swaps - Notes K, L, T and M | | | | | | |
| Investments - Trading | | **301** | | | 128 | |
| Loans | | **450** | | | 238 | |
| Borrowings | | **1,521** | | | 2,959 | |
| Other | | **1** | **2,273** | | 9 | 3,334 |
| Payable for investment securities purchased | | | **284** | | | 512 |
| Payable for cash collateral received | | | **52** | | | 47 |
| Liabilities under retirement benefit plans - Note U | | | **877** | | | 554 |
| Due to IDB Grant Facility - Note O | | | **236** | | | 246 |
| Accrued interest on borrowings | | | **689** | | | 667 |
| Accrued interest on swaps, net | | | **88** | | | 166 |
| Undisbursed special programs - Note P | | | **206** | | | 212 |
| Other liabilities - Note E, K and L | | | **771** | | | 869 |
| **Total liabilities** | | | **102,487** | | | 96,530 |
| **Equity** | | | | | | |
| Capital stock - Note Q | | | | | | |
| Subscribed 14,170,108 shares | | **170,940** | | | 170,940 | |
| Less callable portion | | **(164,901)** | | | (164,901) | |
| Additional paid-in capital | | **5,813** | | | 5,812 | |
| | | **11,852** | | | 11,851 | |
| Capital subscriptions receivable | | **(6)** | | | (6) | |
| Receivable from members - Note G | | **(811)** | | | (822) | |
| Retained earnings - Note R | | **22,781** | | | 21,446 | |
| Accumulated other comprehensive income - Note S | | **55** | **33,871** | | 460 | 32,929 |
| **Total liabilities and equity** | | | $ **136,358** | | | $ 129,459 |

*The accompanying notes are an integral part of these financial statements.*

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

## STATEMENTS OF INCOME AND RETAINED EARNINGS
*(Expressed in millions of United States dollars)*

| | | Years ended December 31, | | | |
|---|---|---|---|---|---|
| | | 2019 | 2018 | | 2017 |
| **Income** | | | | | |
| Loans | | | | | |
| Interest, after swaps - Notes E, K and T | $ | 3,278 | $ 2,941 | $ | 2,419 |
| Other loan income | | 128 | 116 | | 116 |
| | | 3,406 | 3,057 | | 2,535 |
| Investments - Notes D and K | | | | | |
| Interest | | 953 | 863 | | 487 |
| Net gains (losses) | | 59 | (38) | | 1 |
| Other interest income - Notes K and T | | 3 | 1 | | 12 |
| Other | | 43 | 40 | | 40 |
| Total income | | 4,464 | 3,923 | | 3,075 |
| **Expenses** | | | | | |
| Borrowing expenses | | | | | |
| Interest, after swaps - Notes I, J, K and L | | 2,498 | 2,229 | | 1,206 |
| Other borrowing costs | | 24 | 26 | | 17 |
| | | 2,522 | 2,255 | | 1,223 |
| Provision (credit) for loan and guarantee losses - Note F | | 43 | (35) | | 27 |
| Administrative expenses | | 834 | 844 | | 819 |
| Special programs - Note P | | 103 | 107 | | 104 |
| Total expenses | | 3,502 | 3,171 | | 2,173 |
| **Operating income** | | 962 | 752 | | 902 |
| Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes I, J, K and T | | 402 | 15 | | (370) |
| Other components of net pension benefit costs - Note U | | 75 | 75 | | 83 |
| Board of Governors approved transfers - Note O | | (54) | - | | - |
| **Net income** | | 1,385 | 842 | | 615 |
| **Retained earnings, beginning of year** | | 21,446 | 20,670 | | 20,055 |
| Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk | | - | (16) | | - |
| Distributions on behalf of shareholders - Note Z | | (50) | (50) | | - |
| **Retained earnings, end of year** | $ | 22,781 | $ 21,446 | $ | 20,670 |

## STATEMENTS OF COMPREHENSIVE INCOME
*(Expressed in millions of United States dollars)*

| | | Years ended December 31, | | | |
|---|---|---|---|---|---|
| | | 2019 | 2018 | | 2017 |
| **Net income** | $ | 1,385 | $ 842 | $ | 615 |
| **Other comprehensive income (loss) - Note S** | | | | | |
| Reclassification to income (loss)- amortization of net actuarial losses and prior service credit on retirement benefit plans - Note U | | (1) | 23 | | 1 |
| Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk | | (48) | 93 | | - |
| Recognition of changes in assets/liabilities under retirement benefit plans - Note U | | (356) | (195) | | (67) |
| Total other comprehensive loss | | (405) | (79) | | (66) |
| **Comprehensive income** | $ | 980 | $ 763 | $ | 549 |

*The accompanying notes are an integral part of these financial statements.*

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

## STATEMENTS OF CASH FLOWS
*(Expressed in millions of United States dollars)*

| | Years ended December 31, | | |
|---|---|---|---|
| | **2019** | 2018 | 2017 |
| **Cash flows from lending and investing activities** | | | |
| Developmental activities: | | | |
| Loan disbursements | $ **(10,574)** | $ (11,304) | $ (10,250) |
| Loan collections | **7,186** | 6,828 | 7,748 |
| Purchase of debt securities | **(133)** | (18) | - |
| Net cash used in developmental activities | **(3,521)** | (4,494) | (2,502) |
| Purchase of property | **(35)** | (49) | (47) |
| Miscellaneous assets and liabilities | **9** | 101 | 12 |
| Net cash used in lending and investing activities | **(3,547)** | (4,442) | (2,537) |
| **Cash flows from financing activities** | | | |
| Medium- and long-term borrowings: | | | |
| Proceeds from issuance | **20,266** | 19,520 | 18,675 |
| Repayments | **(15,433)** | (16,346) | (12,783) |
| Short-term borrowings: | | | |
| Proceeds from issuance | **13,851** | 7,871 | 5,627 |
| Repayments | **(13,721)** | (7,872) | (5,022) |
| Cash collateral returned | **6** | (42) | (190) |
| Collections of receivable from members | **7** | 2 | 4 |
| Collections of capital subscriptions | **-** | 1 | 28 |
| Payments of maintenance of value to members | **(51)** | (7) | (54) |
| Distributions paid on behalf of shareholders | **(50)** | (49) | - |
| Cash transferred from the FSO | **-** | - | 287 |
| Net cash provided by financing activities | **4,875** | 3,078 | 6,572 |
| **Cash flows from operating activities** | | | |
| Gross purchases of trading investments | **(61,143)** | (60,747) | (60,809) |
| Gross proceeds from sale or maturity of trading investments | **59,265** | 61,667 | 56,199 |
| Loan income collections, after swaps | **3,491** | 2,913 | 2,473 |
| Interest and other costs of borrowings, after swaps | **(2,496)** | (2,299) | (996) |
| Income from investments | **821** | 684 | 284 |
| Other interest income | **2** | 1 | 13 |
| Other income | **43** | 44 | 46 |
| Administrative expenses | **(759)** | (753) | (740) |
| Transfers to the IDB Grant Facility | **(63)** | (113) | (123) |
| Special programs | **(108)** | (107) | (112) |
| Net cash provided by (used in) operating activities | **(947)** | 1,290 | (3,765) |
| **Effect of exchange rate fluctuations on Cash** | **(1)** | 13 | 27 |
| **Net increase (decrease) in Cash** | **380** | (61) | 297 |
| **Cash, beginning of year** | **835** | 896 | 599 |
| **Cash, end of year** | $ **1,215** | $ 835 | $ 896 |

*The accompanying notes are an integral part of these financial statements.*

## NOTES TO FINANCIAL STATEMENTS

### NOTE A – ORIGIN

The Inter-American Development Bank (Bank) is an international organization which was established in December 1959, and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The Bank works to improve lives in Latin America and the Caribbean and its objective is to achieve economic and social development in a sustainable, climate friendly way, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform. The primary activities of the Bank are conducted through the Ordinary Capital, the Fund for Special Operations (FSO, inactive after December 31, 2016), the Intermediate Financing Facility Account (IFF), and the IDB Grant Facility (GRF). The FSO was established to make loans on highly concessional terms in the less developed member countries of the Bank. The IFF's purpose is to subsidize part of the interest payments for which certain borrowers are liable on loans approved from the Ordinary Capital up to December 31, 2006. The GRF's purpose is to make grants to respond to special circumstances arising in specific countries or with respect to specific projects.

As part of the recommendations from the G-20 proposing that Multilateral Development Banks (MDBs) optimize their respective balance sheets, the Bank's Board of Governors approved the transfer of all FSO's assets and liabilities to the Bank, effective January 1, 2017. Therefore, the FSO has discontinued financing new loans, and concessional lending is provided by the blending of loans at regular sovereign-guarantee spread and loans at concessional spreads, both funded from the Bank's resources.

### NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with generally accepted accounting principles of the United States of America (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for loan and guarantee losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans.

**Accounting Developments**

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU introduces the Current Expected Credit Loss (CECL) model which applies to financial assets subject to credit losses and measured at amortized cost, as well as certain off-balance sheet credit exposures. The ASU removes the probable initial recognition threshold in the current "incurred loss" model and requires entities to reflect a current estimate of all expected credit losses over the contractual term of the financial assets in the allowance for credit losses. In addition to past events and current conditions, entities are required to also incorporate reasonable and supportable forecasts in the measurement of expected credit losses. The new standard also expands the disclosure requirements regarding an entity's assumptions, models, and methods for estimating the allowance for credit losses, including additional information on disaggregation of credit quality indicators by year of origination. The Bank adopted this ASU and the related ASUs on January 1, 2020 following the modified-retrospective approach. The CECL model is applicable to the Bank's developmental assets such as loans and held-to-maturity debt securities measured at amortized cost basis, as well as off-balance-sheet undisbursed loan commitments and financial guarantees. A cumulative-effect adjustment to the 2020 opening retained earnings of $37 million was recorded, which reflects the increase in the allowance calculated under the CECL methodology. This increase is largely driven by the additional allowance assessed on the off-balance-sheet undisbursed loan commitments credit exposures in the non-sovereign guaranteed lending portfolio, as the current "incurred loss" model does not require the recognition of expected credit losses over the full contractual period for a present obligation to extend credit that is not unconditionally cancellable.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirement for Fair Value Measurement. The ASU eliminates, modifies and adds certain disclosure requirements for fair value measurements. For the Bank, this ASU is effective for the reporting period ending March 31, 2020. The ASU permits early adoption of any removed or modified disclosures upon issuance of the ASU and the adoption of the additional disclosures until their effective date. The requirement on the removed and modified disclosures were early adopted following the retrospective approach as of December 31, 2018. The Bank is currently in the process of finalizing the assessment of the remaining new disclosure requirements on its financial statements.

In August 2018, the FASB issued ASU 2018-14, Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework – Changes to the Disclosure Requirements for Defined Benefit Plans. This ASU modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. For the Bank, this ASU is effective for the reporting period ending December 31, 2020. The Bank is currently in the process of assessing the impact of this standard on its financial statements.

**Currency Accounting**
The financial statements are expressed in United States dollars, which is also the functional currency of the Bank. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into United States dollars at market exchange rates prevailing at the Balance Sheet dates. Income and expenses are translated at either market exchange rates in effect on the dates on which they are recognized or at an average of market exchange rates in effect during each month. Except for currency holdings derived from paid-in capital stock that have maintenance of value, as described below, net adjustments resulting from the translation of all currencies are recorded in Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings.

**Valuation and Recognition of Capital Stock**
The Agreement Establishing the Inter-American Development Bank (Agreement) provides that capital stock be expressed in terms of the United States dollar of the weight and fineness in effect on January 1, 1959, the par value of which was defined in terms of gold (the 1959 United States dollar). The Second Amendment to the Articles of Agreement of the International Monetary Fund eliminated par values of currencies in terms of gold, effective April 1, 1978. The General Counsel of the Bank rendered an opinion that the Special Drawing Right (SDR), introduced by the International Monetary Fund, became the successor to the 1959 United States dollar as the standard of value for the Bank's capital stock, and for maintaining the value of its currency holdings. The SDR has a value equal to the sum of the values of specific amounts of stated currencies (the basket method), including the United States dollar. Absent a decision by the Bank's governing boards and as suggested in the General Counsel's opinion, the Bank is continuing its practice of using as the basis of valuation the 1959 United States dollar, as valued in terms of United States dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974 (the 1974 United States dollar). The 1959 United States dollar value is equal to approximately 1.2063 of the 1974 United States dollars, or one SDR (1974 SDR).

Instruments of subscription are received from member countries committing to subscribe paid-in and callable capital stock according to the corresponding capital replenishment. Paid-in and callable capital subscriptions are recorded on the corresponding effective date of the individual installments, as provided for in the replenishments. Capital subscriptions receivable are deducted from Additional paid-in capital stock on the Balance Sheet. Subscriptions paid in advance are recorded as a liability until the effective date of the corresponding installment.

**Maintenance of Value (MOV)**
In accordance with the Agreement, each member is required to maintain the value of its currency held in the Ordinary Capital, except for currency derived from borrowings. Likewise, the Bank is required to return to a member an amount of its currency equal to any significant increase in value of such member's currency so held, except for currency derived from borrowings. The standard of value for these purposes is the United States dollar of the weight and fineness in effect on January 1, 1959.

The amount related to MOV on member countries' currency holdings is presented on the Balance Sheet either as a liability, included in Other liabilities, or as a reduction of Equity, if the related MOV amount is a receivable.

**Board of Governors Approved Transfers**
In accordance with the Agreement, the Board of Governors may exercise its authority to approve transfers of Ordinary Capital income to other accounts (currently only the GRF) administered by the Bank. These transfers, referred to as "Board of Governors approved transfers", are reported as expenses when incurred, upon approval of disbursement, and are currently funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Balance Sheet.

Distributions to the shareholders of the Bank for concurrent capital contributions to the Inter-American Investment Corporation (IIC), a separate international organization whose 45 member countries are also members of the Bank, are recorded as deductions from Retained earnings in the Statement of Income and Retained Earnings.

**Retained Earnings**
Retained earnings comprise the general reserve and the special reserve. The general reserve consists of income from prior years, which have been retained to provide for possible annual excess of expenses over income.

The special reserve consists of loan commissions set aside pursuant to the Agreement, which are held in investments. These investments may be used only for the purpose of meeting liabilities on borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed with resources of the Ordinary Capital. The allocation of such commissions to the special reserve was discontinued in 1998.

**Investments**
All investment securities and related derivative instruments (mostly currency and interest rate swaps) are designated as a trading portfolio, recorded in accordance with trade-date accounting, and are carried and reported at fair value, with changes in fair value included in Income from Investments-Net gains (losses) in the Statement of Income and Retained Earnings.

**Repurchase and resale agreements**
In a repurchase, or repo, agreement, the Bank transfers securities to a repo counterparty in exchange for cash and concurrently agrees to repurchase those securities at a future date for an amount equal to the cash exchanged plus a stipulated interest factor. In a resale, or reverse repo agreement, the Bank buys securities with an agreement to resell them to the counterparty at a stated price plus interest at a specified date. The Bank enters into short-term repurchase and resale agreements as money market instruments for the Bank's liquid asset investment portfolio and for the management of liquidity in general.

All repurchase and resale transactions are executed with approved eligible counterparties under enforceable global master repurchase agreements and are subject to enforceable master netting agreements. All contracts have a maximum maturity of three months. The Bank receives financial instruments purchased under resale agreements and makes delivery of financial instruments sold under repurchase agreements to custody accounts at an approved third-party custodian. The securities purchased or sold in resale and repurchase agreements are limited to US Treasury securities with maturities of up to 5.5 years. In the case of resale agreements, the Bank receives collateral in the form of liquid securities. Securities received as collateral by the Bank from resale agreements are not further leveraged.

Repurchase and resale agreements expose the Bank primarily to credit risk that arises if a counterparty is unable to meet its obligations under the agreements. Other risks include refinancing, reinvestment, and operational risks. Such risks are managed through a comprehensive risk management framework to ensure global exposures are within acceptable parameters, including counterparty and maturity limits, and the appropriate size and type of acceptable collateral. Furthermore, the value of collateral pledged is monitored daily against acceptable thresholds and levels are adjusted when appropriate.

Repurchase and resale agreements are carried at face value, which approximate fair value due to their short-term nature and minimal credit risk. These agreements are presented on a gross basis on the Balance Sheet. The securities transferred under those agreements do not meet the accounting criteria for treatment as a sale, as they are subject to the commitment to be repurchased or resold on a future date. As a result, the Bank retains the securities transferred in repurchase agreements as assets in the Balance Sheet, and the securities received under resale agreements are not recorded on the Bank's Balance Sheet. The interest income and expense under resale and repurchase agreements are included in Investments– Interest and Borrowing expenses – Interest, after swaps on the Statement of Income and Retained Earnings, respectively. There were no open positions as of December 31, 2019 or 2018.

### Loans

The Bank makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of sovereign-guaranteed (SG) loans to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. Non-Sovereign Guaranteed (NSG) loans and guarantees are also made on the basis of market-based pricing (i) in all economic sectors (subject to an exclusion list), and (ii) to any entity regardless of the degree of private or public sector ownership, as long as the entity does not benefit from a sovereign guarantee for repayments of its obligations and the ultimate beneficiary of the financing is a project in a borrowing member country (eligible entities). In addition, the Bank makes loans to other development institutions without sovereign guarantee.

The Bank makes highly concessional loans to the least developed borrowing members, their agencies or political sub-divisions.

Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial to the financial results. Front-end fees on emergency loans are deferred and amortized over the first four years of the loan on a straight-line basis, which approximates the effective interest method.

Income on loans is recognized following the accrual basis. The Bank considers a loan to be past due when the scheduled principal and/or interest payments have not been received on the date they are contractually due. It is the policy of the Bank to place on non-accrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest or other charges with respect to any such loan are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. All exposures in non-accrual status are deemed to be impaired. In addition, if loans made to a member country with resources of other funds owned or administered by the Bank are placed on non-accrual status, all Ordinary Capital loans made to, or guaranteed by, that member government will also be placed on non-accrual status. On the date a member's loans are placed on non-accrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on non-accruing loans are included in income only to the extent and in the period that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from non-accrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For NSG loans, it is the general policy of the Bank to place on non-accrual status loans made to a borrower when interest or other charges are past due by more than 90 days, or earlier when management has doubts about their future collectability. Income is recorded thereafter on a cash basis until loan service is current and Management's doubts about future collectability cease to exist. If the collectability risk is considered to be particularly high at the time of arrears clearance, the borrower's loans may not emerge from non-accrual status.

Cash payments received on loans placed on non-accrual status are generally recognized first as interest income before they are applied to loan principal in accordance with the requirements in the loan agreements.

The Bank periodically reviews the collectability of loans and, if applicable, records, as an expense, provisions for loan losses in accordance with its determination of the collectability risk of the sovereign-guaranteed and NSG loan portfolios. Such reviews consider the credit risk for each portfolio, as defined below, as well as the potential for loss arising from delay in the scheduled loan repayments.

For purposes of determining the allowance for loan losses, loans are divided in two main portfolios: sovereign-guaranteed and NSG. For the sovereign-guaranteed loan portfolio, the Bank does not reschedule and has not written-off any such Ordinary Capital loans. In addition, because of the nature of its borrowers, the Bank expects that each of its sovereign-guaranteed loans will be repaid. The Bank determines the nature and extent of its exposure to credit risk by considering the long-term foreign currency credit rating assigned to each borrower country by Standard & Poor's (S&P), adjusted by the probabilities of default to the Bank.

A loan is considered to be impaired if it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. All sovereign-guaranteed loans in non-accrual status are deemed to be impaired. A specific allowance is assessed for this exposure at the aggregated borrower level as the Bank considers loans to the same sovereign borrower share common risk characteristics. The specific allowance for impaired sovereign guaranteed loans is developed based on the particular facts and circumstances of the non-accrual event. It reflects the Bank's estimate of loss resulting from not charging interest on missed interest payments before the impaired loans emerge from the non-accrual status.

For the NSG loan portfolio, the Bank's internal credit risk classification system provides for a granular rating scale that maps the probability of default (PD), on a one to one basis, to that of the foreign currency S&P credit rating scale. Separately, the Bank uses a transaction or facility risk model (the LGD model) which considers several factors. The LGD model is calibrated following empirical evidence of historical loss data collected by S&P, and calculates loss given default for each individual loan or guarantee. Specific allowances for losses on impaired loans are set aside based on Management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral less disposal costs.

Partial or full loan write-offs are recorded when a loss has been "realized" through either a legal agreement or final bankruptcy settlement, or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected.

### Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limits established for NSG operations, or with a member country sovereign counter-guarantee. As part of its NSG lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage infrastructure investments, local capital market development, and trade-finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to non-commercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations. Under the non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), the Bank also provides full credit guarantees for trade-finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee fees, net of reinsurance premiums, are charged and recognized as income over the term of the guarantee.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential risk if the payments guaranteed for these entities are not made. The contingent liability for probable losses related to guarantees outstanding is included in Other liabilities.

The Bank manages and measures credit risk on guarantees without sovereign counter-guarantee using the credit risk classification system used for NSG operations as described under Loans above.

The Bank reduced its sovereign-guaranteed loan portfolio concentration by entering into a Master Exposure Exchange Agreement (EEA) jointly with other MDBs, and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential non-accrual events (i.e., interest and principal non-payment) between MDBs for exposures from borrowing countries in which a MDB is concentrated, to countries in which a MDB has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDB. However, one MDB assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit risk in the same amount on a set of different borrowing countries to another MDB (the EEA buyer of protection, or EEA Buyer). If a non-accrual event occurs for one of the countries that is part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows for exchanges of a minimum of 10 years and a maximum of 30 years maturity, and each participating MDB is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no non-accrual events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period in December 2030.

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay for one or more of the countries for which exposure is included in the EEA of 180 days (i.e., a non-accrual event). The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the sovereign-guaranteed loans to a country covered under the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer for part of the unpaid interest, based on the EEA amount for the country in non-accrual at the interest rate set for the EEA transaction, currently set at USD six-month LIBOR plus 0.75%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in non-accrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on a pari-passu basis. By the end of the non-accrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

The fair value of the guarantee given is recorded at inception as an asset (equivalent to the net present value of the hypothetical guarantee fees to be received) and a liability (the non-contingent portion of the guarantee to stand ready to perform), respectively, included in Other assets - Miscellaneous and Other liabilities, respectively, on the Balance Sheet. The above mentioned asset and liability are amortized over the term of the guarantee, based on the originally negotiated exposure exchange expected to be outstanding every year. For the guarantees received, an asset, and a corresponding income, is recorded equivalent to the implicit reduction in the Bank's allowance for loan losses, which are included in Other assets – Miscellaneous and Other-income, respectively.

### Debt securities
The Bank invested in debt securities to further its developmental objectives by providing financial assistance to the development communities, mainly co-financed with the IIC. Generally, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. Debt securities are reported at amortized cost on the Balance Sheet.

The Bank conducts periodic reviews of its debt securities to evaluate for other-than-temporary impairment (OTTI). For impaired debt securities that the Bank has an intent to sell or believes it will more-likely-than not be required to sell prior to the recovery of the amortized cost basis, OTTI is recognized in Net income as the entire difference between the amortized cost basis and the fair value of these securities at the balance sheet date. If the Bank continues to have the intent and ability to hold the impaired securities to maturity, the amount of the total OTTI related to credit losses is recognized in Net income, while the amount of the total OTTI related to other factors is recognized in Other comprehensive income. A credit loss occurs when the present value of cash flows expected to be collected is less than the amortized cost of the securities.

### Property
Property is recorded at cost. Major improvements are capitalized while routine replacements, maintenance and repairs are charged to expense. Depreciation is computed on the straight-line method over estimated useful lives (30 to 40 years for buildings, 10 years for building improvements and capitalized software, and 4 to 15 years for equipment).

**Borrowings**

To ensure funds are available for its lending and liquidity operations, the Bank borrows in the international capital markets, offering its debt securities to private and public investors. The Bank issues debt securities denominated in various currencies and with various maturities, formats, and structures. The Bank also issues discount notes, accepts deposits for borrowing member Central Banks and Official Institutions, and enters into repurchase agreements to manage short-term cash flow needs.

A substantial amount of the Bank's borrowings are carried at fair value on the Balance Sheet. The interest component of the changes in fair value of these borrowings is recorded in Borrowing expenses-Interest, after swaps. The remaining changes in fair value of these instruments are recorded in Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings and Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk in the Statement of Comprehensive Income. Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk are determined by comparing each borrowing's fair value adjustments with and without consideration to changes in the Bank's credit spread as of each reporting date.

Certain borrowings are carried at their par value (face value), adjusted for any premiums or discounts (amortized cost basis). The amortization of premiums and discounts is calculated following the constant yield method, and is included in Interest, after swaps, under Borrowing expenses in the Statement of Income and Retained Earnings.

Issue costs of borrowings carried at fair value are charged to expense upon issuance, whereas those of borrowings carried at amortized cost are deferred and amortized following the constant yield method over the life of the respective debt security. The unamortized balance of the borrowing issue costs is included in Borrowings under Liabilities on the Balance Sheet, and the amounts charged to expense or amortized are included in Other borrowing costs under Borrowing expenses in the Statement of Income and Retained Earnings.

Interest expense on borrowings is recognized on an accrual basis, net of the interest component of borrowing derivatives, is calculated in a manner that approximates the effective yield method upon issuance of those borrowings, and is included under Borrowing expenses in the Statement of Income and Retained Earnings.

**Derivatives**

As part of its asset and liability management, the Bank uses derivatives, mostly currency and interest rate swaps, in its investment, loan and borrowing operations. These derivatives modify the interest rate and/or currency characteristics of the operations to produce the desired interest and/or currency type. In addition, in order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

All derivatives are recognized on the Balance Sheet at their fair value, are classified as either assets or liabilities, depending on the nature (receivable or payable) of their net fair value amount, and are not designated as hedging instruments.

The Bank refers to the periodic cash payment or cash receipt to/from the counterparty pursuant to the provisions of the derivative contract as the "interest component". The interest component for derivatives related to the economic hedging of our investment securities is presented in Income from Investments-Interest in the Statement of Income and Retained Earnings. The change in fair value of the investment securities and related derivatives are presented in Income from Investments-Net gains (losses). The interest component for lending-related derivatives is included in Income from loans. The interest component for borrowing derivatives and equity duration derivatives are recorded in Borrowing expenses and Other interest income, respectively. The changes in fair value of lending, borrowing and equity duration derivatives are reported in Net fair value adjustments on non-trading portfolios and foreign currency transactions. Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans-Interest, after swaps, Borrowing expenses- Interest, after swaps, and Other interest income, respectively, upon termination of a swap.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are carried at fair value.

### Special Programs

Special programs provide financing for reimbursable, non-reimbursable and contingent recovery assistance to borrowing member countries. Reimbursable operations are recorded as Other assets. Non-reimbursable and contingent recovery operations are recorded as Special programs expense at the time of approval. Cancellations of undisbursed balances of non-reimbursable operations and recuperations of contingent recovery financings are recognized as an offset to Special programs expense in the period in which they occur.

### Taxes

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all custom duties in its member countries.

### Pension and Postretirement Benefit Plans

The funded status of the Bank's benefit plans is recognized on the Balance Sheet. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. Overfunded benefit plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as Assets under retirement benefit plans while under-funded benefit plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as Liabilities under retirement benefit plans.

Net actuarial gains and losses and prior service cost not recognized as a component of net periodic benefit cost as they arise, are recognized as a component of Other comprehensive income (loss) in the Statement of Comprehensive Income. These net actuarial gains and losses and prior service cost are subsequently recognized as a component of net periodic benefit cost pursuant to the recognition and amortization provisions of applicable accounting standards.

The service cost component of the net periodic benefit costs is recorded under Administrative expenses in the Statement of Income and Retained Earnings, whereas other components of the net benefit cost such as interest cost, expected return on plan assets, and amortization of prior service costs/credits are recorded under Other components of net pension benefit costs. Gains/losses previously recognized as a component of Other comprehensive income (loss) remain in Accumulated other comprehensive income.

## NOTE C – RESTRICTED CURRENCIES

At December 31, 2019, Cash includes $164 million (2018 – $389 million) in currencies of regional borrowing members. These amounts may be used by the Bank in Ordinary Capital lending operations and for administrative expenses. Of this amount, one member country has restricted $4 million (2018 – $39 million) to be used for making payments for goods and services in its territory, in accordance with the provisions of the Agreement.

## NOTE D – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in obligations of sovereign and sub-sovereign governments, agency, supranational, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA-; (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to AA-; and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the equivalent short-term credit ratings.

Net unrealized gains (losses) on trading portfolio instruments held at December 31, 2019 of $41 million (2018 – $(14) million; 2017 – $8 million) were included in Income from Investments-Net gains (losses).

## NOTE E – LOANS AND GUARANTEES OUTSTANDING

The loan portfolio substantially includes sovereign-guaranteed loans as follows:
- Single Currency Facility (SCF) loans (LIBOR-based and fixed-base cost rates)
- Flexible Financing Facility (FFF) loans (LIBOR-based, fixed-based cost interest rates and local currency)
- Since January 1, 2017, concessional loans transferred from FSO.

In addition, the loan portfolio also includes NSG loans.

**Sovereign-guaranteed Loan Portfolio**
For the non-concessional component of SG loans, the Bank's loan charges consist of a lending spread on the outstanding amount, an annual credit commission on the undisbursed balance of the loan, and a supervision and inspection fee. Loan charges for 2019, 2018 and 2017 were as follows:

|      | Lending spread % | Credit commission % | Supervision and inspection fee % |
|------|------------------|---------------------|----------------------------------|
| 2017 | 0.85 | 0.50 | - |
| 2018 | 0.80 | 0.50 | - |
| **2019** | **0.80** | **0.50** | - |

These charges are subject to review and approval annually, or more frequently if deemed necessary, by the Board of Executive Directors.

Income from loans-Interest, after swaps has been reduced by $133 million (2018 – $225 million; 2017 – $317 million) representing the net interest component of related lending swap transactions.

*Currently available products:* The FFF, effective January 1, 2012, is currently the only financial product platform for approval of all regular sovereign-guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and (iv) execute hedges with the Bank at a loan portfolio level.

The FFF loans have an interest rate primarily based on LIBOR plus an actual funding margin, as well as the Bank's spread. Borrowers also have an option to convert to fixed-base cost rate, local currencies and other major currencies.

Effective January 1, 2017, the Bank offers concessional lending through a blending of regular and concessional financing. The concessional portion of blended loans have a grace period and maturity of 40 years, and a 0.25% fixed interest rate. The regular financing portion has a maximum 25 years maturity.

**NSG Loan Portfolio**
The Bank offers loans to eligible entities without sovereign guarantees under various terms. NSG loans can be denominated in United States dollars, Japanese yen, euro, Swiss francs or local currencies, and borrowers have the option of either a fixed, floating or inflation-linked interest rate loan. For floating rate loans, the interest rate resets every one, three, six or twelve months substantially all based on a LIBOR rate plus a credit spread. The credit spreads and fees on these loans are set on a case-by-case basis.

Beginning on January 1, 2016, and extending for a seven-year period, NSG activities are being originated by IIC and largely co-financed by the Bank and the IIC.

For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective shares of the loan principal balance, interest, and other elements of the lending arrangement. As of December 31, 2019 and 2018, total NSG co-financed outstanding loans amounted to $2,046 million and $1,217 million, respectively.

### Inter-American Investment Corporation

In 1997, the Bank approved a loan to the IIC of $300 million. Disbursements under this loan have been denominated in United States dollars and local currencies. As of December 31, 2019, there was no outstanding balance in United States dollars, carrying a LIBOR-based interest rate (2018 - $100 million), and $145 million (2018 - $31 million) was recorded in a multicurrency facility.

### Loan Participations

The Bank mobilizes funds from commercial banks and other financial institutions by entering into loan participation agreements without recourse, while retaining the administration of such loans. The Bank's loan participations meet the applicable sale accounting criteria and are not included in the Bank's Balance Sheet. As of December 31, 2019, there were $1,392 million (2018 – $2,332 million) in outstanding participations in NSG loans.

### Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for NSG operations, or with a member country sovereign counter-guarantee.

Under the NSG TFFP, in addition to direct loans, the Bank provides full credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. Outstanding guarantees have remaining maturities ranging from 2 years to 15 years, except for trade related guarantees that have maximum maturities of up to 3 years. As of December 31, 2019, guarantees of $498 million (2018 – $454 million) were outstanding and subject to call, and were classified as follows (in millions):

| | December 31, 2019 | | | | December 31, 2018 | | | |
|---|---|---|---|---|---|---|---|---|
| | NSG[1] | NSG TFFP[1] | SG[2] | Total | NSG[1] | NSG TFFP[1] | SG[2] | Total |
| a+ to a- | $ 38 | $ - | $ - | $ 38 | $ 44 | $ - | $ - | $ 44 |
| bbb+ to bbb- | - | - | 60 | 60 | - | - | 60 | 60 |
| bb+ to bb- | 110 | 72 | - | 182 | 117 | 20 | - | 137 |
| b+ to b- | 87 | 131 | - | 218 | 65 | 148 | - | 213 |
| ccc+ to cc | - | - | - | - | - | - | - | - |
| Total | $ 235 | $ 203 | $ 60 | $ 498 | $ 226 | $ 168 | $ 60 | $ 454 |

(1) NSG and NSG TFFP guarantees ratings are represented by the Bank's internal credit risk classification, which maps to S&P's rating scale.
(2) SG guarantees rating is assigned to each borrower country by S&P.

### Multilateral Development Banks (MDBs) Exposure Exchange Agreement

In 2015, the Bank entered into an EEA with certain other MDBs pursuant to which also executed bilateral EEA transactions within Bank limits, which require such transactions to remain within 10% of the outstanding loan balance of the SG portfolio, and individual country exposures not exceeding the Bank's 10th largest SG exposure.

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of December 31, 2019 and 2018, the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

**EEA Seller**

| Country | Amount | S&P Rating | |
|---|---|---|---|
| | | As of December 31, 2019 | As of December 31, 2018 |
| Angola | $ 85 | B- | B- |
| Armenia | 118 | BB- | BB- |
| Bosnia & Herzegovina | 99 | B | B |
| Egypt | 720 | B | B |
| Georgia | 97 | BB | BB- |
| Indonesia | 535 | BBB | BBB- |
| Jordan | 144 | B+ | B+ |
| Macedonia | 130 | BB- | BB- |
| Montenegro | 116 | B+ | B+ |
| Morocco | 990 | BBB- | BBB- |
| Nigeria | 95 | B | B |
| Pakistan | 276 | B- | B |
| Serbia | 195 | BB+ | BB |
| Tunisia | 990 | B | B |
| Turkey | 311 | B+ | B+ |
| Total | $ 4,901 | | |

**EEA Buyer**

| Country | Amount | S&P Rating | |
|---|---|---|---|
| | | As of December 31, 2019 | As of December 31, 2018 |
| Argentina | $ 750 | CCC- [1] | B |
| Bolivia | 92 | BB- | BB- |
| Brazil | 820 | BB- | BB- |
| Chile | 66 | A+ | A+ |
| Colombia | 397 | BBB- | BBB- |
| Costa Rica | 43 | B+ | B+ |
| Dominican Republic | 460 | BB- | BB- |
| Ecuador | 1,066 | B- | B- |
| Mexico | 800 | BBB+ | BBB+ |
| Panama | 207 | BBB+ | BBB |
| Trinidad & Tobago | 200 | BBB | BBB+ |
| Total | $ 4,901 | | |

(1) As corrected by S&P on January 7, 2020.

As of December 31, 2019 and 2018, there were no non-accrual events under the guarantees given or received, and the current carrying amount under the guarantees given amounted to $442 million and $482 million, respectively.

**IFF Subsidy**

The IFF was established in 1983 by the Board of Governors of the Bank to subsidize part of the interest payments for which certain borrowers are liable on loans from the resources of the Ordinary Capital. The IFF interest subsidy was discontinued for loans approved after 2006. During 2019, the IFF paid $10 million (2018 – $11 million; 2017 – $13 million) of interest to the Bank on behalf of the borrowers.

## NOTE F – CREDIT RISK FROM THE LOAN AND GUARANTEES PORTFOLIOS

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from the loan portfolio credit risk, including an overall lending limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing loans and a policy for the maintenance of a loan loss allowance. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and NSG loans. Approximately 94% of the loans are sovereign-guaranteed as of December 31, 2019 (2018 – 94%).

### Sovereign-guaranteed Loans

When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

A loan is considered to be impaired if it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. All sovereign-guaranteed loans in non-accrual status are deemed to be impaired. For the Bank, the likelihood of experiencing an event of protracted arrears in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign non-accrual event. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the resolution of a non-accrual event, the Bank suffers an economic loss from not charging interest on overdue interest while the event of non-accrual lasts.

The credit quality of the sovereign-guaranteed loan portfolio as of December 31, 2019 and 2018, as represented by the long-term foreign currency credit rating assigned to each borrower country by S&P, is as follows (in millions):

| Country Ratings | | 2019 | | 2018 |
|---|---|---|---|---|
| A+ to A- | $ | 880 | $ | 856 |
| BBB+ to BBB- | | 32,983 | | 31,770 |
| BB+ to BB- | | 28,181 | | 27,339 |
| B+ to B- | | 14,470 | | 25,382 |
| CCC+ to CC | | 12,641 | | - |
| SD | | 2,011 | | 2,360 |
| Total | $ | 91,166 | $ | 87,707 |

The ratings presented above have been updated as of December 31, 2019 and 2018, respectively.

### NSG Loans

The Bank does not benefit from sovereign guarantees when lending to NSG borrowers. Risk and expected performance for these loans are evaluated by scoring the individual risk factors separately for the borrower and for the transaction dimensions.

As of December 31, 2019, NSG outstanding loans are primarily composed of project finance loans (32%), loans to financial institutions (33%) and corporate loans (27%), each type using different credit risk scorecards to perform the borrower risk assessment.

The major credit risk factors considered at the borrower level of a project finance loan may be grouped into the following categories: political risk, commercial or project risk, technical and construction risk, and financial risk. Political risks can be defined as the risks to a project financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks concern the construction or completion risks, economic or financial viability of a project and operational risks. Financial risks consider the project's exposures to cash flow generation, interest rate and foreign currency volatility, inflation risk, liquidity risk, and funding risk.

Credit risk evaluation related to financial institutions considers country-related risk including regulatory, competition, government support and macro-economic risks, which acts as an anchor for the risk assessment as a whole. Additionally, the rating scorecard assesses the following institution-specific factors: capital adequacy, asset quality, operating policies & procedures and risk management framework; quality of management and decision making; earnings and market position, liquidity and sensitivity to market risk; quality of regulations and regulatory agencies; and potential government or shareholder support. While the country risk is embedded in the assessment of the borrower, the sovereign rating may also act as a ceiling of the final borrower rating, in view of the close link between the country's creditworthiness and that of the country's financial institutions.

Factors considered in the rating scorecards for corporate loans are country and industry risks, business and market risks, an assessment of the borrower's management, and financial risks, including a qualitative assessment of financial risks and a quantitative assessment of financial ratios. After consideration of these borrower specific characteristics, extraordinary support from shareholders or from the government, may be considered, if applicable.

The Bank assesses the transaction characteristics through a separate model to determine the probable LGD which considers the collateral, the seniority of the loan or guarantee, jurisdiction (in terms of bankruptcy and creditors rights) and guarantees from third parties. The LGD model is calibrated following empirical evidence of historical loss data collected by S&P, and calculates separately the LGD for each individual loan or guarantee.

The credit quality of the NSG loan portfolio as of December 31, 2019 and 2018, including loans to other development institutions, as represented by the internal credit risk classification is as follows (in millions):

| Internal Credit Risk Classification [1] | 2019 | | 2018 | |
|---|---|---|---|---|
| aa+ to aa- | $ | 201 | $ | 185 |
| a+ to a- | | 421 | | 429 |
| bbb+ to bbb- | | 341 | | 361 |
| bb+ to bb- | | 2,176 | | 1,929 |
| b+ to b- | | 1,920 | | 2,305 |
| ccc+ to d | | 498 | | 461 |
| Total | $ | 5,557 | $ | 5,670 |

(1) NSG portfolio ratings are represented by the Bank's internal credit risk classification which maps to S&P's rating scale on a one to one basis.

**Allowance for Loan and Guarantee Losses**
*Sovereign-guaranteed portfolio:* A collective evaluation of collectability is performed for sovereign-guaranteed loans and guarantees, except for those loans deemed impaired. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The Bank does not reschedule sovereign-guaranteed loans and has not written off, and has no expectation of writing off, such loans. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months, upon which time all loans made to, or guaranteed by, the sovereign borrowers are placed on non-accrual status. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows may not be met in accordance with the terms of the loan contract.

*NSG portfolio:* For NSG loans and guarantees, a collective loss allowance is determined based on the Bank's credit risk classification system that maps on a one to one basis to that of the S&P foreign currency credit rating, with an estimated probability of default time horizon of three years (one year for TFFP). S&P PD and LGD data is used since the Bank's loss experience is limited. Based upon (i) PD rate for each transaction, using S&P historical information (ii) the amount of credit exposure and (iii) the LGD, the required level of the collective loss allowance is determined.

The changes in the allowance for loan and guarantee losses for the years ended December 31, 2019, 2018 and 2017 were as follows (in millions):

| | 2019 | | 2018 | | 2017 | |
|---|---|---|---|---|---|---|
| Balance, beginning of year | $ | 434 | $ | 553 | $ | 535 |
| Provision (credit) for loan and guarantee losses | | 43 | | (35) | | 27 |
| Write-off | | (128) | | (84) | | (9) |
| Balance, end of year | $ | 349 | $ | 434 | $ | 553 |
| | | | | | | |
| Composed of: | | | | | | |
| Allowance for loan losses | $ | 339 | $ | 426 | $ | 546 |
| Allowance for guarantee losses[1] | | 10 | | 8 | | 7 |
| Total | $ | 349 | $ | 434 | $ | 553 |

(1) The allowance for guarantee losses is included in Other liabilities in the Balance Sheet.

Except for the impaired loans, all loans and guarantees have been collectively evaluated for impairment.

During 2019 and 2018, there were no changes to the Bank's policy with respect to the allowance for loan and guarantee losses.

**Past due, Non-Accrual and Impaired Loans**
As of December 31, 2019, sovereign-guaranteed loans made to or guaranteed by Venezuela amounting to $492 million have been in arrears for over 180 days. The entire loan balance of $2,011 million (unchanged from 2018) has been placed in non-accrual status and classified as impaired since 2018. Interest income not recognized amounted to $82 million during the year ended December 31, 2019 (2018 - $80 million). A specific reserve for the loan impairment of $15 million as of December 31, 2019 ($17 million as of December 31, 2018) is included in our allowance for credit losses. Although the non-accrual period could be potentially lengthy, the Bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay, when the balances in arrears are eventually restored to accrual basis. The specific allowance of $15 million represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The assessment and estimation of loan impairment is inherently judgmental and reflects Management's best estimate based upon the information currently available. Since the situation in Venezuela continues evolving, Management will monitor its credit exposure periodically and reassess the impairment estimate accordingly. A summary of financial information related to loans to Venezuela affecting the results of operations for the year ended December 31, 2019 and 2018 is as follows (in millions):

| | Years ended December 31, | | | |
| | 2019 | | 2018 | |
|---|---|---|---|---|
| Average recorded investment during the period | $ | 2,011 | $ | 2,011 |
| Loan income recognized on cash basis | | - | | 11 |
| Loan income that would have been recognized on an accrual basis during the period | | 82 | | 80 |

There were no other sovereign-guaranteed loans 180 days or more past due, impaired or in non-accrual status as of December 31, 2019 or December 31, 2018.

As of December 31, 2019, NSG loans 90 or more days past due amounted to $9 million (2018 - $103 million). NSG loans with outstanding balances of $315 million were on non-accrual status and were classified as impaired (2018 - $379 million), including $4 million whose maturity was accelerated (2018 - $90 million). Impaired loans have a total specific allowance for loan losses of $120 million (2018 - $228 million; 2017 - $334 million).

A summary of financial information related to NSG impaired loans affecting the results of operations for the years ended December 31, 2019, 2018, and 2017 is as follows (in millions):

| | Years ended December 31, | | | | | |
| | 2019 | | 2018 | | 2017 | |
|---|---|---|---|---|---|---|
| Average recorded investment during the period | $ | 375 | $ | 418 | $ | 499 |
| Loan income recognized on cash basis | | 18 | | 14 | | 17 |
| Loan income that would have been recognized on an accrual basis during the period | | 27 | | 26 | | 26 |

The changes in the allowance for loan and guarantee losses by portfolio for the years ended December 31, 2019, 2018 and 2017 were as follows (in millions):

**Sovereign-guaranteed Portfolio**

| Specific allowance | 2019 | | 2018 | | 2017 | |
|---|---|---|---|---|---|---|
| Balance, beginning of year | $ | 17 | $ | - | $ | - |
| Provision (credit) for loan and guarantee losses | | (2) | | 17 | | - |
| Balance, end of year | $ | 15 | $ | 17 | $ | - |

| Collective allowance | 2019 | | 2018 | | 2017 | |
|---|---|---|---|---|---|---|
| Balance, beginning of year | $ | 5 | $ | 2 | $ | 2 |
| Provision for loan and guarantee losses | | 8 | | 3 | | - |
| Balance, end of year | $ | 13 | $ | 5 | $ | 2 |

**NSG Portfolio**

| Specific allowance | 2019 | | 2018 | | 2017 | |
|---|---|---|---|---|---|---|
| Balance, beginning of year | $ | 228 | $ | 334 | $ | 334 |
| Provision (credit) for loan and guarantee losses | | 20 | | (22) | | 9 |
| Write-off | | (128) | | (84) | | (9) |
| Balance, end of year | $ | 120 | $ | 228 | $ | 334 |

| Collective allowance | 2019 | | 2018 | | 2017 | |
|---|---|---|---|---|---|---|
| Balance, beginning of year | $ | 184 | $ | 217 | $ | 199 |
| Provision (credit) for loan and guarantee losses | | 17 | | (33) | | 18 |
| Balance, end of year | $ | 201 | $ | 184 | $ | 217 |

**Troubled Debt Restructurings**

The Bank does not renegotiate or reschedule its sovereign-guaranteed loans. A modification of a NSG loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower.

A loan restructured under a troubled debt restructuring is considered impaired, until its extinguishment. It is not disclosed as such after the year it was restructured, if the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk, and the loan is not impaired based on the new terms specified in the restructuring agreement. A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement.

During 2019, there was one troubled debt restructuring of a NSG loan classified as impaired, with an outstanding balance of $11 million, no undisbursed balance, and a specific allowance for loan losses of $7 million. Such loan agreement was mainly modified to provide a new facility and to extend the repayment date.

During 2018, there were four troubled debt restructurings of NSG loans classified as impaired, with an outstanding balance of $154 million, an undisbursed balance of $45 million, and a specific allowance for loan losses of $100 million. Such loan agreements were mainly modified to provide a new facility and to extend the repayment date.

During 2017, there were three troubled debt restructurings of NSG loans classified as impaired, with an outstanding balance of $127 million, an undisbursed balance of $61 million, and a specific allowance for loan losses of $68 million. Such loan agreements were mainly modified to provide a new facility and to extend the repayment date.

During 2019 and 2018, there were no significant payment defaults on loans previously modified in a troubled debt restructuring. During 2017, there was one payment default of an impaired NSG loan that was previously modified in a troubled debt restructuring. The default occurred because of a mandatory prepayment trigger event when the full outstanding amount of $91 million became due and payable. The default event did not significantly change the existing assumptions for the expected future cash flows related to the loan, thus did not have a significant effect on its specific allowance of $77 million recorded as of December 31, 2017.

## NOTE G – RECEIVABLE FROM MEMBERS

As a result of the transfer of all FSO's assets and liabilities to the Bank, effective January 1, 2017, FSO's Receivable from members balance was carried over to the Bank and is reported as a reduction of Equity on the Balance Sheet. Receivable from members includes non-negotiable, non-interest bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of MOV obligations, and other MOV obligations.

The composition of the net receivable from members as of December 31, 2019 and 2018, is as follows (in millions):

|  | December 31, 2019 | December 31, 2018 |
|---|---|---|
| Regional developing members | $ 701 | $ 711 |
| Canada | 46 | 52 |
| Non-regional members, net | (89) | (145) |
| Total | $ 658 | $ 618 |

The amounts are represented in the Balance Sheet as follows (in millions):

|  | December 31, 2019 | December 31, 2018 |
|---|---|---|
| Receivable from members | $ 811 | $ 822 |
| Amounts payable to maintain value of currency holdings | (153) | (204) |
| Total | $ 658 | $ 618 |

In 2009, the Bank reached an agreement with one of its borrowing member countries regarding the member's MOV obligation outstanding with the Ordinary Capital in the amount of $252 million agreed on a payment schedule of 16 annual installments starting in 2010. As of December 31, 2019 and 2018 the amount outstanding was $217 million.

During 2017, the Board of Directors authorized Management to: (i) convert to US dollars all non-US dollar currencies subject to MOV for which the Bank has a payable MOV balance to the member country contributor of that currency; (ii) carry out bilateral negotiations with each respective member country to decide on the timing of the conversion and subsequent settlement of such balances before May 2019; and (iii) convert and settle any and all balances subject to MOV if or when the fluctuation of exchange rates at some point in the future results in a payable for the Bank through a standing authorization. Currencies subject to MOV for which the Bank currently has a receivable MOV balance will not be converted into US dollars at this time. During 2019, some member countries have agreed to the conversion of their currency of the MOV payable obligations totaling $156 million (2018 - $30 million).

## NOTE H – PROPERTY

At December 31, 2019 and 2018, Property, net consists of the following (in millions):

|  | 2019 | 2018 |
|---|---|---|
| Land, buildings, improvements, capitalized software and equipment at cost | $ 947 | $ 905 |
| Less: accumulated depreciation | (480) | (447) |
| Total | $ 467 | $ 458 |

## NOTE I – BORROWINGS

Medium- and long-term borrowings at December 31, 2019 consist of loans, notes and bonds issued in various currencies at contracted interest rates ranging from 0% to 26.5%, before swaps, and from 1.41% (equivalent to 3-month LIBOR less 33 basis points) to 7.62% (equivalent to the MXN Interbank Equilibrium Interest Rate less 12.3 basis points), after swaps, with various maturity dates through 2058.

The Bank also has a short-term borrowing program (including the Discount Note Program and Deposits Program for borrowing member Central Banks and Official Institutions). Discount notes are issued in amounts of no less than $100,000 and maturities of no more than 360 days. Deposits are denominated only in U.S. dollars with maturities up to 30 days, and are available only to borrowing member Central Banks and Official Institutions. At December 31, 2019, the weighted average rate of short-term borrowings was 1.67% (2018 – 2.42%).

Borrowing expenses have been reduced by the net interest component of related borrowing swap transactions amounting to $9 million during 2019 (2018 – $123 million; 2017 – $864 million).

As of December 31, 2019 and 2018, the maturity structure of medium- and long-term borrowings outstanding by year of maturity is as follows (in millions):

| 2019 | | | 2018 | | |
|---|---|---|---|---|---|
| 2020 | $ | 17,054 | 2019 | $ | 15,207 |
| 2021 | | 16,446 | 2020 | | 17,078 |
| 2022 | | 18,662 | 2021 | | 14,433 |
| 2023 | | 10,876 | 2022 | | 15,108 |
| 2024 | | 9,619 | 2023 | | 8,416 |
| 2025 to 2029 | | 20,015 | 2024 to 2028 | | 17,073 |
| 2030 to 2034 | | 101 | 2029 to 2033 | | 231 |
| 2035 to 2039 | | 57 | 2034 to 2038 | | 6 |
| 2040 to 2044 | | 1,675 | 2039 to 2043 | | 1,210 |
| 2045 to 2058 | | 209 | 2044 to 2058 | | 666 |
| Total | $ | 94,714 | Total | $ | 89,428 |

## NOTE J – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the accounting asymmetry of marking to market borrowing swaps through income while recognizing borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to address this income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, loans and derivatives) in determining its fair value option elections for borrowings.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Statement of Income and Retained Earnings for the years ended December 31, 2019, 2018, and 2017 as follows (in millions):

| | 2019 | | 2018 | | 2017 |
|---|---|---|---|---|---|
| Borrowing expenses-Interest, after swaps | $ (1,640) | $ | (1,491) | $ | (1,415) |
| Net fair value adjustments on non-trading portfolios and foreign currency transactions | (1,658) [1] | | 1,694 [1] | | (744) |
| Total changes in fair value included in Net income | $ (3,298) | $ | 203 | $ | (2,159) |

(1) Includes reclassifications of $(48) million and $77 million for the year ended December 31, 2019 and 2018, respectively, from Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk to Other comprehensive income (loss), as required by ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, implemented in 2018.

The changes in fair value of borrowings attributable to changes in instrument-specific credit risk reclassified from Other comprehensive income (loss) back to Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings amounted to $14 million for the year ended December 31, 2019 (None for 2018).

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of December 31, 2019 and 2018, was as follows (in millions):

| | 2019 | | 2018 | |
|---|---|---|---|---|
| Fair value | $ 65,112 [1] | $ | 58,261 [1] | |
| Unpaid principal outstanding | 63,115 | | 57,926 | |
| Fair value over unpaid principal outstanding | $ 1,997 | $ | 335 | |

(1) Includes accrued interest of $487 million and $442 million in 2019 and 2018, respectively.

## NOTE K – DERIVATIVES

### Risk Management Strategy and Use of Derivatives

The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. This strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. Included in the Other category, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

## Financial Statements Presentation

All derivative instruments are reported at fair value. The Bank's derivative instruments and their related gains and losses are presented in the Balance Sheet, the Statement of Income and Retained Earnings, the Statement of Comprehensive Income, and the Statement of Cash Flows, as follows (in millions):

### Balance Sheet

| Derivatives not Designated as Hedging Instruments | Balance Sheet Location | December 31, 2019 [1] | | December 31, 2018 [1] | |
|---|---|---|---|---|---|
| | | Assets | Liabilities | Assets | Liabilities |
| Currency swaps | Currency and interest rate swaps | | | | |
| | Investments - Trading | $ 22 | $ 70 | $ 123 | $ 85 |
| | Loans | 738 | 91 | 666 | 28 |
| | Borrowings | 583 | 1,451 | 249 | 2,006 |
| | Accrued interest and other charges -On swaps, net | (5) | (4) | (55) | (25) |
| Interest rate swaps | Currency and interest rate swaps | | | | |
| | Investments - Trading | 10 | 231 | 94 | 43 |
| | Loans | 3 | 359 | 27 | 210 |
| | Borrowings | 808 | 70 | 142 | 953 |
| | Other | 2 | 1 | 6 | 9 |
| | Accrued interest and other charges -On swaps, net | 33 | 120 | (2) | 134 |
| Futures | Other liabilities | - | - | - | 1 |
| | | $ 2,194 | $ 2,389 | $ 1,250 | $ 3,444 |

(1) Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

## Statement of Income and Retained Earnings and Statement of Comprehensive Income

| Derivatives not Designated as Hedging Instruments | Location of Gain or (Loss) from Derivatives | Years ended December 31, | | |
|---|---|---|---|---|
| | | 2019 | 2018 | 2017 |
| **Currency swaps** | | | | |
| Investments - Trading | Income from Investments: | | | |
| | Interest | $ 79 | $ 69 | $ (32) |
| | Net gains (losses) | 42 | 126 | 175 |
| | Net fair value adjustments on non-trading portfolios and foreign currency transactions | (58) | 188 | (477) |
| Loans | Income from Loans-Interest, after swap | (70) | (143) | (160) |
| | Net fair value adjustments on non-trading portfolios and foreign currency transactions | 85 | 109 | (180) |
| Borrowings | Borrowing expenses-Interest, after swaps | 137 | 239 | 436 |
| | Net fair value adjustments on non-trading portfolios and foreign currency transactions | 583 | (1,531) | 910 |
| **Interest rate swaps** | | | | |
| Investments - Trading | Income from Investments: | | | |
| | Interest | 29 | 39 | (19) |
| | Net gains (losses) | (238) | (35) | 43 |
| Loans | Income from Loans-Interest, after swaps | (63) | (82) | (157) |
| | Net fair value adjustments on non-trading portfolios and foreign currency transactions | (174) | 168 | 136 |
| Borrowings | Borrowing expenses-Interest, after swaps [1] | (128) | (116) | 428 |
| | Net fair value adjustments on non-trading portfolios and foreign currency transactions | 1,509 | (286) | (581) |
| Other | Other interest income | (2) | 1 | 12 |
| | Net fair value adjustments on non-trading portfolios and foreign currency transactions | 4 | (6) | (13) |
| Futures | Income from Investments- Net gains (losses) | (1) | (1) | - |
| | | $ 1,734 | $ (1,261) | $ 521 |

[1] In 2017, includes the recognition of realized gains of approximately $81 million related to the unwinding of certain borrowing swaps for equity duration management purposes, as a result of the transfer of loans from the FSO.

## Statement of Cash Flows

| Derivatives not Designated as Hedging Instruments | Location of inflows (outflows) from Derivatives | Years ended December 31, 2019 | 2018 | 2017 |
|---|---|---|---|---|
| Loans | **Cash flows from lending and investing activities:** | | | |
| | Miscellaneous assets and liabilities, net | $    71 | $    74 | $    39 |
| | **Cash flows from operating activities:** | | | |
| | Loan income collections, after swaps | **157** | (245) | 312 |
| Borrowings | **Cash flows from financing activities:** | | | |
| | Medium-and-long term borrowings | | | |
| | Proceeds from issuance | 1 | (114) | (88) |
| | Repayments | (225) | (180) | (763) |
| | **Cash flows from operating activities:** | | | |
| | Interest and other cost of borrowings, after swaps | 55 | 463 | **988** |
| Investments - Trading | **Cash flows from operating activities:** | | | |
| | Gross purchase of trading investments | 34 | 2 | 119 |
| | Gross proceeds from sale or maturity of trading investments | 69 | (10) | (7) |
| | Income from investments | (9) | 102 | (12) |
| Other | **Cash flows from operating activities:** | | | |
| | Other interest income | 2 | 1 | 13 |
| | | $    155 | $    93 | $    601 |

Currently, the Bank is not required to post collateral under its derivative agreements. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at December 31, 2019 is $611 million (2018 - $2,335 million) (after consideration of master netting derivative agreements). If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $121 million at December 31, 2019 (2018 - $1,503 million).

The following table provides information on the contract value/notional amounts of derivative instruments as of December 31, 2019 and 2018 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Futures are shown at notional of the underlying contracts.

| | December 31, 2019 | | | | |
|---|---|---|---|---|---|
| | Currency swaps | | Interest Rate swaps | | Futures |
| Derivative type/Rate type | Receivable | Payable | Receivable | Payable | Underlying contract |
| Investments | | | | | |
| Fixed | $ - | $ 5,202 | $ - | $ 15,778 | $ - |
| Adjustable | 5,278 | 103 | 15,778 | - | - |
| Loans | | | | | |
| Fixed | - | 9,528 | 150 | 5,672 | - |
| Adjustable | 11,568 | 1,568 | 5,518 | 1 | - |
| Borrowings | | | | | |
| Fixed | 19,648 | 405 | 53,314 | - | - |
| Adjustable | 1,034 | 21,719 | 1,200 | 54,414 | - |
| Other | | | | | |
| Fixed | - | - | 488 | 150 | - |
| Adjustable | - | - | 150 | 488 | - |
| Futures | - | - | - | - | 73 |

| | December 31, 2018 | | | | |
|---|---|---|---|---|---|
| | Currency swaps | | Interest Rate swaps | | Futures |
| Derivative type/Rate type | Receivable | Payable | Receivable | Payable | Underlying contract |
| Investments | | | | | |
| Fixed | $ 219 | $ 6,650 | $ - | $ 12,132 | $ - |
| Adjustable | 6,629 | 102 | 12,132 | - | - |
| Loans | | | | | |
| Fixed | - | 1,855 | 89 | 6,275 | - |
| Adjustable | 4,058 | 1,574 | 6,187 | 1 | - |
| Borrowings | | | | | |
| Fixed | 15,001 | 324 | 56,225 | - | - |
| Adjustable | 740 | 17,288 | 200 | 56,322 | - |
| Other | | | | | |
| Fixed | - | - | 863 | 200 | - |
| Adjustable | - | - | 200 | 863 | - |
| Futures | - | - | - | - | 129 |

The Bank's derivatives are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities on a gross basis. The gross and net information about the Bank's derivatives subject to the Agreements as of December 31, 2019 and 2018 are as follows (in millions):

| Description | December 31, 2019 | December 31, 2018 |
|---|---|---|
| **Derivatives** | | |
| Gross Amounts of Assets presented in the Balance Sheet [1] | $ 2,194 | $ 1,250 |
| Gross Amounts Not Offset in the Balance Sheet: | | |
| Financial Instruments | (1,778) | (1,109) |
| Collateral Received [3] | (321) | (115) |
| Net Amount | $ 95 | $ 26 |
| | | |
| **Derivatives** | | |
| Gross Amounts of Liabilities presented in the Balance Sheet [2] | (2,389) | (3,444) |
| Gross Amounts Not Offset in the Balance Sheet: | | |
| Financial Instruments | 1,778 | 1,109 |
| Collateral Pledged | - | - |
| Net Amount | $ (611) | $ (2,335) |

(1) Includes accrued interest of $28 million and $(57) million, in 2019 and 2018, respectively, presented in the Balance Sheet under Accrued interest and other charges - On swaps, net.
(2) Includes accrued interest of $116 million and $109 million, in 2019 and 2018, respectively, presented in the Balance Sheet under Accrued interest and other charges - On swaps, net.
(3) Cash collateral amounts to $52 million (2018 - $47 million). The remaining amounts represent off-Balance Sheet U.S. Treasury securities received as collateral by the Bank.

The Bank enters into swaps and other over-the-counter derivatives directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (ISDA Agreements).

**Close-out Netting Provisions**
The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. The setoff provisions of the ISDA Agreements allow the non-defaulting party to determine whether setoff applies. If so, any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreement.

**Terms of Collateral Agreements**
Currently, the Bank is not required to post collateral under its ISDA Agreements. The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. The Bank may sell, pledge, re-hypothecate or otherwise treat as its own property such collateral, where permissible, subject to only the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party; (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank; and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Statement of Cash Flows as this collateral primarily relates to borrowing swaps.

## NOTE L – FAIR VALUE MEASUREMENTS

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, obligations of sub-sovereigns and supranationals, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a market approach that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use available observable market inputs.

Medium- and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary, depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of December 31, 2019 and 2018 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

| Assets | Fair Value Measurements December 31, 2019[1] | | Level 1 | | Level 2 | | Level 3 |
|---|---|---|---|---|---|---|---|
| Investments - Trading: | | | | | | | |
| Obligations of the United States Government and its corporations and agencies | $ | 2,398 | $ | 2,398 | $ | - | $ | - |
| U.S. Government-sponsored enterprises | | 524 | | - | | 524 | | - |
| Obligations of non-U.S. governments | | 4,683 | | 230 | | 4,453 | | - |
| Obligations of non-U.S. agencies | | 12,032 | | - | | 12,032 | | - |
| Obligations of non-U.S. sub-sovereigns | | 3,753 | | - | | 3,753 | | - |
| Obligations of supranationals | | 1,448 | | - | | 1,448 | | - |
| Bank obligations[2] | | 8,248 | | - | | 8,248 | | - |
| Corporate securities | | 1,338 | | - | | 1,338 | | - |
| Mortgage-backed securities | | 7 | | - | | 7 | | - |
| Asset-backed securities | | 13 | | - | | 4 | | 9 |
| Total Investments - Trading | | 34,444 | | 2,628 | | 31,807 | | 9 |
| Currency and interest rate swaps | | 2,194 | | - | | 2,194 | | - |
| Total | $ | 36,638 | $ | 2,628 | $ | 34,001 | $ | 9 |

(1) Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges – On investments of $155 million for trading investments and under Accrued interest and other charges - On swaps, net of $28 million for currency and interest rate swaps.

(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

| Assets | Fair Value Measurements December 31, 2018[1] | | Level 1 | | Level 2 | | Level 3 |
|---|---|---|---|---|---|---|---|
| Investments - Trading: | | | | | | | |
| Obligations of the United States Government and its corporations and agencies | $ | 1,730 | $ | 1,730 | $ | - | $ | - |
| U.S. Government-sponsored enterprises | | 547 | | - | | 547 | | - |
| Obligations of non-U.S. governments | | 4,932 | | 1,244 | | 3,688 | | - |
| Obligations of non-U.S. agencies | | 9,612 | | - | | 9,612 | | - |
| Obligations of non-U.S. sub-sovereigns | | 3,167 | | - | | 3,167 | | - |
| Obligations of supranationals | | 1,131 | | - | | 1,131 | | - |
| Bank obligations[2] | | 9,226 | | - | | 9,226 | | - |
| Corporate securities | | 1,710 | | - | | 1,710 | | - |
| Mortgage-backed securities | | 8 | | - | | 8 | | - |
| Asset-backed securities | | 24 | | - | | 12 | | 12 |
| Total Investments - Trading | | 32,087 | | 2,974 | | 29,101 | | 12 |
| Currency and interest rate swaps | | 1,250 | | - | | 1,250 | | - |
| Total | $ | 33,337 | $ | 2,974 | $ | 30,351 | $ | 12 |

(1) Represents the fair value of the referred assets, including their accrued interest presented and money on the Balance Sheet under Accrued interest and other charges - On investments of $169 million for trading investments and under Accrued interest and other charges - On swaps, net of $57 million for currency and interest rate swaps.
(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

**Financial liabilities:**

| Liabilities | Fair Value Measurements December 31, 2019[1] | | Level 1 | | Level 2 | | Level 3 |
|---|---|---|---|---|---|---|---|
| Borrowings measured at fair value | $ | 65,112 | $ | - | $ | 65,112 | $ | - |
| Currency and interest rate swaps | | 2,389 | | - | | 2,389 | | - |
| Total | $ | 67,501 | $ | - | $ | 67,501 | $ | - |

(1) Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $486 million for borrowings and under Accrued interest and other charges-On swaps, net of $116 million for currency and interest rate swaps.

| Liabilities | Fair Value Measurements December 31, 2018[1] | | Level 1 | | Level 2 | | Level 3 |
|---|---|---|---|---|---|---|---|
| Borrowings measured at fair value | $ | 58,261 | $ | - | $ | 58,261 | $ | - |
| Currency and interest rate swaps | | 3,443 | | - | | 3,443 | | - |
| Futures | | 1 | | 1 | | - | | - |
| Total | $ | 61,705 | $ | 1 | $ | 61,704 | $ | - |

(1) Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $442 million for borrowings and under Accrued interest and other charges-On swaps, net of $109 million for currency and interest rate swaps.

As of December 31, 2019, the investment portfolio includes $9 million of securities classified as Level 3 (2018 - $12 million).

The significant unobservable inputs used in the fair value measurements of the Bank's investments in asset-backed securities classified as Level 3 are prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement at the reporting date. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

The Treasury Division is responsible for mark-to-market valuations for financial statement purposes of investments, borrowings, and derivatives, including those with significant unobservable inputs, and reports to the Treasurer of the Bank. The Accounting Division is responsible for monitoring, controlling, recording and reporting fair values related to investments, borrowings and all derivatives. The two groups work in close coordination to monitor the reasonableness of fair values. Such monitoring includes but is not limited to validation against counterparty values, internally developed models, and independent price quotes for similar instruments, when available.

There was no activity associated with Level 3 financial assets and financial liabilities for the years ended December 31, 2019 and 2018.

There were no transfers into or out of Level 3 during 2019 or 2018 for securities held at the end of those reporting periods.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note M – Fair Values of Financial Instruments.

The fair value of the loan portfolio, which amounted to approximately $97,103 million as of December 31, 2019 ($92,255 million as of December 31, 2018), was determined using a discounted cash flow method (income approach) by which cash flows are discounted at (i) applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread, for sovereign-guaranteed loans, and (ii) market yield curves consistent with the borrower's S&P credit rating equivalent, for NSG loans. The Bank is one of very few lenders of development loans to Latin American and Caribbean countries and, it does not sell its loans nor does it believe there is a comparable market for its loans. Therefore, this methodology has been developed based on valuation assumptions that management believes a market participant in an assumed transaction would use in pricing the Bank's loans. The Bank considers that, for its sovereign-guaranteed loans, multilateral lending institutions that share the Bank's developmental mission would constitute the most appropriate assumed market participants to which the Bank would sell its loans in an orderly transaction. The valuation assumptions used include observable inputs, such as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value disclosure of the Bank's loan portfolio has been classified as Level 3.

Loans are not measured at fair value on an ongoing basis but are subject to fair value measurements in certain circumstances, such as when there is evidence of impairment. Loans that are evaluated for impairment based on the present value of the expected future cash flows discounted at the loan's effective interest rate, have been classified as Level 3. The balance of such impaired loans, net of the related reserves, amounted to $2,191 million and $2,145 million at December 31, 2019 and 2018, respectively.

The fair value of borrowings recorded at amortized cost, which amounted to approximately $32,317 million as of December 31, 2019 ($31,303 million as of December 31, 2018), was determined using the same inputs and valuation techniques as disclosed above for the borrowings recorded at fair value. Such valuation techniques are based on discounted cash flows or pricing models (income approach) and utilize market observable inputs. Accordingly, the fair value disclosure for borrowings recorded at amortized cost is considered Level 2 under the fair value hierarchy.

The fair value of the EEA guarantees given, which amounted to approximately $310 million as of December 31, 2019 ($327 million as of December 31, 2018) was determined using a discounted cash flow method (income approach) by which cash flows are discounted at applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread. The valuation assumptions used include observable inputs, such as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value of the Bank's EEA guarantees given have been classified as Level 3.

During 2019, the Bank purchased two debt securities issued at par with a carrying value of $130 million. These securities are classified as held-to-maturity and recorded at amortized cost as of December 31, 2019. There was no evidence of other-than-temporary impairment losses for the period ended December 31, 2019. The contractual maturity for these debt securities is in 2024. The fair value of the security was $130 million as of December 31, 2019 and was considered Level 3 under the fair value hierarchy.

In December 2018, the Bank purchased one debt security issued at par with a carrying value of $18 million. The security is classified as held-to-maturity and recorded at amortized cost as of December 31, 2019. There was no evidence of other-than-temporary impairment losses for the year ended December 31, 2019. The contractual maturity for this debt security is in 2023. The fair value of the security was $18 million as of December 31, 2019 and was considered Level 3 under the fair value hierarchy.

## NOTE M – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note L – Fair Value Measurements:

### Cash:
The carrying amount reported in the Balance Sheet for cash approximates fair value.

### Investments:
Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows models.

### Loans:
The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method.

### Swaps:
Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

### Borrowings:
The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of December 31, 2019 and 2018 (in millions):

| | 2019[1] | | 2018[1] | |
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
|---|---|---|---|---|
| Cash | $ 1,215 | $ 1,215 | $ 835 | $ 835 |
| Investments - Trading | 34,444 | 34,444 | 32,087 | 32,087 |
| Developmental Assets | | | | |
| Loans outstanding, net[2] | 97,070 | 97,103 | 93,743 | 92,255 |
| Debt securities | 148 | 148 | 18 | 18 |
| Currency and interest rate swaps receivable | | | | |
| Investments - Trading | 23 | 23 | 172 | 172 |
| Loans | 741 | 741 | 663 | 663 |
| Borrowings | 1,428 | 1,428 | 409 | 409 |
| Others | 2 | 2 | 6 | 6 |
| Other assets | | | | |
| Miscellaneous[3] | 442 | 310 | 482 | 327 |
| Borrowings | | | | |
| Short-term | 1,273 | 1,273 | 1,142 | 1,142 |
| Medium- and long-term: | | | | |
| Measured at fair value | 65,112 | 65,112 | 58,261 | 58,261 |
| Measured at amortized cost[2] | 31,315 | 32,317 | 31,187 | 31,303 |
| Currency and interest rate swaps payable | | | | |
| Investments - trading | 364 | 364 | 150 | 150 |
| Loans | 468 | 468 | 261 | 261 |
| Borrowings | 1,556 | 1,556 | 3,024 | 3,024 |
| Others | 1 | 1 | 9 | 9 |
| Liabilities | | | | |
| Other liabilities[3] | 442 | 310 | 482 | 327 |

(1) Includes accrued interest.
(2) Fair value of Loans and Borrowings at amortized cost are classified within Level 3 of the fair value hierarchy.
(3) Amounts are related to EEA guarantees given.

## NOTE N – COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or derivative counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities, as further discussed in Note D - Investments. In addition, the Bank limits its capital market activities to authorized counterparties, issuers and dealers selected on the basis of the Bank's risk management policies, and establishes exposure and term limits for those counterparties, issuers and dealers based on their size and creditworthiness.

As part of its regular investment, lending, funding and asset and liability management activities, the Bank uses derivative instruments, mostly currency and interest rate swaps, primarily for economic hedging purposes. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable close-out netting provisions. These master agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual limits. The Bank does not expect nonperformance by any of its derivative counterparties. As of December 31, 2019, the Bank had received eligible collateral (U.S. Treasuries and cash) of $394 million (2018 – $174 million), as required under its master derivative agreements.

The derivative current credit exposures shown below represent the maximum potential loss, based on the gross fair value of the financial instruments without consideration of close-out netting provisions on master derivative agreements, the Bank would incur if the parties to the derivative financial instruments failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value. As of December 31, 2019 and 2018, such credit exposures, prior to consideration of any master derivative agreements or posted collateral, were as follows (in millions):

|  | 2019 | 2018 |
|---|---|---|
| Investments - Trading Portfolio | | |
| Currency swaps | $ 26 | $ 103 |
| Interest rate swaps | 7 | 78 |
| Loan Portfolio | | |
| Currency swaps | 739 | 637 |
| Interest rate swaps | 3 | 32 |
| Borrowing Portfolio | | |
| Currency swaps | 600 | 252 |
| Interest rate swaps | 856 | 163 |
| Other | | |
| Interest rate swaps | 2 | 6 |

## NOTE O – BOARD OF GOVERNORS APPROVED TRANSFERS

As part of the ninth general increase in the resources of the Bank (IDB-9), the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors, to provide $200 million annually in transfers of Ordinary Capital income to the IDB Grant Facility, beginning in 2011 through 2020. During 2011 - 2015, the Bank approved income transfers from the Ordinary Capital in the amount of $200 million each year for a total of $1,000 million.

Consistent with G-20 recommendations to MDBs to seek further financial efficiencies, in April 2016 the Board of Governors reaffirmed its support for Haiti's reconstruction and development and agreed to consider further transfers of Ordinary Capital income (up to a total additional amount of $1,000 million). To achieve higher financial efficiency, additional income transfers will only be considered if necessary to maintain the GRF's fund balance at $300 million as of January 1 of each year. Ordinary Capital income transfers remain subject to the requirements of the Agreement and other applicable financial policies. In March 2019, the Board of Governors approved income transfers from the Bank to the GRF amounting to $54 million. In 2018 and 2017, no Ordinary Capital income transfers were required or approved by the Board of Governors.

## NOTE P – UNDISBURSED SPECIAL PROGRAMS

The following is a summary of changes in Undisbursed special programs for the years ended December 31, 2019 and 2018 (in millions):

|  | 2019 | 2018 |
|---|---|---|
| Undisbursed special programs as of January 1 | $ 212 | $ 212 |
| Special programs approved | 111 | 114 |
| Cancellations | (8) | (7) |
| Special programs, net | 103 | 107 |
| Disbursements | (109) | (107) |
| Undisbursed special programs as of December 31 | $ 206 | $ 212 |

## NOTE Q – CAPITAL STOCK AND VOTING POWER

**Capital stock**
There were no changes in subscribed capital during the years ended December 31, 2019 and 2018.

Effective January 1, 2017, all assets and liabilities of the FSO were transferred to the Bank pursuant to the Board of Governors' approval for such transfer. The transfer neither increased the Bank's capital stock shares or subscriptions by member countries, nor did it impact the nominal values of the Bank's existing capital stock or voting rights. As a result, Additional paid-in capital (APIC) amounting to $5,812 million was recorded as a new component of the Bank's equity. APIC represents an increase to the value of the members' existing equity shares in the Bank. In the unlikely event of a member withdrawal or termination of the Bank's operations, APIC would be subordinate to the Bank's paid-in capital; it would not be subject to the Retained earnings allocation; and would be distributed to the Bank's shareholders based on their respective shares of the FSO net assets transferred.

**Voting power**
Under the Agreement, each member country shall have 135 votes plus one vote for each voting share of the Bank held by that country. The Agreement also provides that no increase in the capital stock subscription of any member shall have the effect of reducing the voting power of the regional developing members below 50.005%, of the United States below 30%, and of Canada below 4% of the total voting power, leaving the remaining voting power available for non-regional members at a maximum of 15.995%, including approximately 5% for Japan.

## NOTE R – RETAINED EARNINGS

The composition of Retained earnings as of December 31, 2019 and 2018 is as follows (in millions):

|  | 2019 | 2018 |
|---|---|---|
| General reserve | $ 20,116 | $ 18,780 |
| Special reserve | 2,665 | 2,666 |
| Total | $ 22,781 | $ 21,446 |

# NOTE S – ACCUMULATED OTHER COMPREHENSIVE INCOME

Currently, Other comprehensive income (loss) in the Statement of Comprehensive Income is comprised of the effects of the pension and postretirement benefits accounting requirements and changes in instrument specific credit risk for financial liabilities measured under the fair value option. The following is a summary of changes in Accumulated other comprehensive income for the years ended December 31, 2019, 2018 and 2017 (in millions):

| | Translation Adjustments Allocation | | Pension Adjustments | Instrument Specific Credit Risk | Total |
|---|---|---|---|---|---|
| | General Reserve | Special Reserve | | | |
| Balance at January 1, 2017 | 1,011 | (100) | (306) | - | 605 |
| Recognition of changes in assets/liabilities under retirement benefit plans: | | | | | |
| Prior service cost | - | - | (1) | - | (1) |
| Net actuarial losses | - | - | (66) | - | (66) |
| Reclassification to income-amortization of: | | | | | |
| Prior service cost | - | - | 1 | - | 1 |
| Prior service credit | - | - | (11) | - | (11) |
| Net actuarial losses | - | - | 11 | - | 11 |
| Balance at December 31, 2017 | 1,011 | (100) | (372) | - | 539 |
| Recognition of changes in assets/liabilities under retirement benefit plans: | | | | | |
| Prior service cost | - | - | (5) | - | (5) |
| Net actuarial losses | - | - | (190) | - | (190) |
| Reclassification to income-amortization of: | | | | | |
| Prior service credit | - | - | (11) | - | (11) |
| Net actuarial losses | - | - | 34 | - | 34 |
| Cumulative catch-up reclassification to AOCI upon adoption | - | - | - | 16 | 16 |
| Changes in fair value of borrowings attributable to changes in instrument specific credit risk | - | - | - | 77 | 77 |
| Balance at December 31, 2018 | 1,011 | (100) | (544) | 93 | 460 |
| Recognition of changes in assets/liabilities under retirement benefit plans: | | | | | |
| Prior service cost | - | - | (3) | - | (3) |
| Net actuarial losses | - | - | (353) | - | (353) |
| Reclassification to income-amortization of: | | | | | |
| Prior service cost | - | - | 1 | - | 1 |
| Prior service credit | - | - | (12) | - | (12) |
| Net actuarial losses | - | - | 10 | - | 10 |
| Changes in fair value of borrowings attributable to changes in instrument specific credit risk | - | - | - | (48) | (48) |
| Balance at December 31, 2019 | $ 1,011 | $ (100) | $ (901) | $ 45 | $ 55 |

The service cost component of the net periodic benefit costs is reported under Administrative expenses in the Statement of Income and Retained Earnings. Refer to Note U – Pension and Postretirement Benefit Plans, for additional information.

## NOTE T – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transaction gains and losses for the years ended December 31, 2019, 2018 and 2017 comprise the following (in millions):

| | Years ended December 31, | | |
| --- | --- | --- | --- |
| | 2019 | 2018 | 2017 |
| Fair value adjustments - gains (losses)[1] | | | |
| Borrowings | $ (1,658)[2] | $ 1,694[2] | $ (744) |
| Derivatives | | | |
| Borrowing swaps | 2,092 | (1,817) | 329 |
| Lending swaps | (89) | 277 | (44) |
| Equity duration swaps | 4 | (6) | (13) |
| Other assets | - | - | (20) |
| Currency transaction gains (losses) on borrowings and loans at amortized cost, and other | 53 | (133) | 122 |
| | $ 402 | $ 15 | $ (370) |

(1)   Amounts include foreign currency transaction gains and losses, as detailed below.
(2)   Includes reclassifications of $(48) million and $77 million for the year ended in December 31, 2019 and 2018, respectively, from Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk to Other comprehensive income (loss), as required by ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, implemented in 2018.

Net fair value adjustments of $402 million (2018 - $15 million; 2017 - $(370) million) are mostly related to changes in the fair value of (a) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value and (b) equity duration swaps due to changes in USD interest rates. Changes in net fair value losses on non-trading portfolios were also due to changes in the Bank's own credit spreads of borrowings at fair value, that since 2018 have been reclassified to Other comprehensive income (loss), as required by ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, implemented in 2018.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank seeks to minimize exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining substantially all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the years ended December 31, 2019, 2018 and 2017, comprise the following (in millions):

| | Years ended December 31, | | |
| --- | --- | --- | --- |
| | 2019 | 2018 | 2017 |
| Currency transaction gains (losses): | | | |
| Borrowings, at fair value | $ (214) | $ 1,404 | $ (1,063) |
| Derivatives, at fair value | | | |
| Borrowing swaps | 252 | (1,372) | 1,045 |
| Lending swaps | (76) | 99 | (97) |
| | (38) | 131 | (115) |
| | | | |
| Currency transaction gains (losses) related to: | | | |
| Borrowings at amortized cost | (19) | 4 | (18) |
| Loans | 80 | (106) | 96 |
| Other | (8) | (31) | 44 |
| | 53 | (133) | 122 |
| Total | $ 15 | $ (2) | $ 7 |

## NOTE U – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and the IIC: The Staff Retirement Plan (SRP) and the Complementary Staff Retirement Plan (CSRP) for international employees, and the Local Retirement Plan (LRP) for national employees of the Bank in the country offices. The Plans are funded by employee, Bank and IIC contributions in accordance with the provisions of the Plans. All Bank and IIC contributions to the Plans are irrevocable and are held separately in retirement funds solely for the payment of benefits under the Plans.

The Bank also provides health care, tax reimbursement, and certain other benefits to retirees. Employees who retire, receive a monthly pension from the Bank or the IIC, and meet certain requirements, are eligible for postretirement benefits. Retirees contribute toward the Bank's health care program based on an established premium schedule. The Bank and the IIC contribute the remainder of the actuarially determined cost of future postretirement benefits under the Postretirement Benefits Plan (PRBP). The Bank also provides retiree life insurance (RLIP) benefits to participants; while all contributions and all other assets and income of the RLIP and the PRBP remain the property of the Bank, they are held and administered separately and apart from the other property and assets of the Bank solely for the purpose of payment of benefits under the RLIP and the PRBP (i.e., they may not be used for any other purposes).

Since both the Bank and the IIC participate in the SRP and the PRBP, each employer presents its respective share of these plans. The amounts presented below reflect the Bank's share of costs, assets and obligations of the Plans and the PRBP.

**Obligations and Funded Status**
The Bank uses a December 31 measurement date for the Plans and the PRBP. The following table summarizes the Bank's change in benefit obligation, change in plan assets, and funded status of the Plans and the PRBP, and the amounts recognized on the Balance Sheet as of and for the years ended December 31, 2019, 2018 and 2017 (in millions):

| | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2019 | 2018 | 2017 | 2019 | 2018 | 2017 |
| **Change in benefit obligation** | | | | | | |
| Benefit obligation, beginning of year | $ 4,290 | $ 4,380 | $ 3,930 | $ 1,978 | $ 2,154 | $ 1,864 |
| Service cost | 98 | 112 | 94 | 28 | 37 | 37 |
| Interest cost | 175 | 153 | 156 | 81 | 73 | 77 |
| Net transfers (out of) into the plan | 1 | 1 | (4) | 2 | (1) | (3) |
| Employer contributions | 3 | 8 | - | - | - | - |
| Plan participants' contributions | 28 | 29 | 25 | - | - | - |
| Retiree drug subsidy received | - | - | - | 1 | 1 | - |
| Plan amendment | - | - | - | - | (3) | - |
| Prior service cost | - | - | 1 | - | - | - |
| Benefits paid | (158) | (148) | (142) | (79) | (46) | (42) |
| Net actuarial (gains) losses | 786 | (245) | 320 | 407 | (237) | 221 |
| Benefit obligation, end of year | 5,223 | 4,290 | 4,380 | 2,418 | 1,978 | 2,154 |
| **Change in plan assets** | | | | | | |
| Fair value of plan assets, beginning of year | 4,002 | 4,300 | 3,812 | 1,712 | 1,837 | 1,621 |
| Net transfers (out of) into the plan | 1 | 1 | (4) | 2 | (1) | (3) |
| Actual return on plan assets | 812 | (241) | 557 | 357 | (107) | 233 |
| Employer contribution | 58 | 61 | 52 | 29 | 29 | 28 |
| Plan participants' contributions | 28 | 29 | 25 | - | - | - |
| Benefits paid | (158) | (148) | (142) | (79) | (46) | (42) |
| Fair value of plan assets, end of year | 4,743 | 4,002 | 4,300 | 2,021 | 1,712 | 1,837 |
| Funded status, end of year | $ (480) | $ (288) | $ (80) | $ (397) | $ (266) | $ (317) |
| Amounts recognized in Accumulated other comprehensive income consist of: | | | | | | |
| Net actuarial losses | $ 592 | $ 397 | $ 196 | $ 341 | $ 193 | $ 239 |
| Prior service cost (credit) | 10 | 8 | - | (42) | (54) | (62) |
| Net amount recognized | $ 602 | $ 405 | $ 196 | $ 299 | $ 139 | $ 177 |

Liabilities under retirement benefit plans presented on the Balance Sheet comprises the funded status of those benefit plans that are in an under-funded position. In 2019 and 2018, the Plans were under-funded with aggregate fair value of the Plans' assets of $6,764 million and $5,714 million and aggregate benefit obligations of $7,641 million and

$6,268 million, respectively, contributing to the total liability of $877 million and $554 million as of December 31, 2019 and 2018.

The accumulated benefit obligation for the Plans, which excludes the effect of future salary increases, was $4,737 million, $3,926 million, and $3,962 million at December 31, 2019, 2018 and 2017, respectively.

Net periodic benefit cost and other changes in plan assets and benefit obligations for the years ended December 31, 2019, 2018 and 2017 consist of the following components (in millions):

**Net Periodic Benefit Cost:**

| | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2019 | 2018 | 2017 | 2019 | 2018 | 2017 |
| Service cost [1] | $ 98 | $ 112 | $ 94 | $ 28 | $ 37 | $ 37 |
| Interest cost [2] | 175 | 153 | 156 | 81 | 73 | 77 |
| Expected return on plan assets [2] | (231) | (226) | (222) | (99) | (98) | (95) |
| Amortization of: [2] | | | | | | |
| Prior service cost (credit) | 1 | - | 1 | (12) | (11) | (11) |
| Net actuarial losses | 9 | 22 | 4 | 1 | 12 | 7 |
| Net periodic benefit cost (credit) | $ 52 | $ 61 | $ 33 | $ (1) | $ 13 | $ 15 |

(1)   Included in Administrative expenses.
(2)   Since March 31, 2018, included in Other components of net pension benefit cost.

**Other Changes in Plan Assets and Benefit Obligation Recognized in Other Comprehensive Income (Loss):**

| | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2019 | 2018 | 2017 | 2019 | 2018 | 2017 |
| Net actuarial (gains) losses | $ 204 | $ 224 | $ (16) | $ 149 | $ (33) | $ 82 |
| Prior service cost (credit) | 3 | 8 | 1 | - | (3) | - |
| Amortization of: | | | | | | |
| Prior service (cost) credit | (1) | - | (1) | 12 | 11 | 11 |
| Net actuarial losses | (9) | (22) | (4) | (1) | (12) | (7) |
| Total recognized in Other comprehensive income (loss) | $ 197 | $ 210 | $ (20) | $ 160 | $ (37) | $ 86 |
| Total recognized in net periodic benefit and Other comprehensive income (loss) | $ 249 | $ 271 | $ 13 | $ 159 | $ (24) | $ 101 |

The Bank estimates that net actuarial losses of $67 million and $38 million will be amortized from Accumulated other comprehensive income into net periodic benefit cost during 2020 for the Plans and the PRBP, respectively. Similarly, prior service cost of $1 million and prior service credit of $12 million will be amortized from Accumulated other comprehensive income into net periodic benefit cost during 2020 for the Plans and the PRBP, respectively.

**Actuarial Assumptions**
The actuarial assumptions used in Plans' valuations are based on financial market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Actuarial gains and losses recognized in Accumulated other comprehensive income, which exceed 10% of the greater of the benefit obligation or market-related value of plan assets at the beginning of the period, are amortized to income over the average remaining service period of active employees expected to receive benefits under the SRP, LRP and PRBP, which approximates 10.5, 10.6 and 10.4 years, respectively. The remaining unrecognized prior service cost period is approximately 10 years and for the unrecognized prior service credit is approximately of 3 to 6 years.

The weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost were as follows:

| Weighted-average assumptions used to determine benefit obligation at December 31, | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2019 | 2018 | 2017 | 2019 | 2018 | 2017 |
| Discount rate - SRP | 3.17% | 4.17% | 3.54% | | | |
| Discount rate - LRP | 3.22% | 4.21% | 3.59% | | | |
| Discount rate - PRBP | | | | 3.23% | 4.22% | 3.61% |
| Rate of salary increase SRP | 4.34% | 4.27% | 4.14% | | | |
| Rate of salary increase LRP | 5.52% | 5.41% | 5.68% | | | |
| Rate of inflation | 2.20% | 2.21% | 2.20% | 2.20% | 2.21% | 2.20% |

| Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31, | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2019 | 2018 | 2017 | 2019 | 2018 | 2017 |
| Discount rate - SRP | 4.17% | 3.54% | 4.06% | | | |
| Discount rate - LRP | 4.21% | 3.59% | 4.13% | | | |
| Discount rate - PRBP | | | | 4.22% | 3.61% | 4.16% |
| Expected long-term return on plan assets | 6.00% | 6.00% | 6.25% | 6.00% | 6.00% | 6.25% |
| Rate of salary increase SRP | 4.27% | 4.14% | 4.15% | | | |
| Rate of salary increase LRP | 5.41% | 5.68% | 5.74% | | | |
| Rate of inflation | 2.21% | 2.20% | 2.22% | 2.21% | 2.20% | 2.22% |

The expected long-term return on the Plans' assets represents Management's best estimate, after surveying external investment specialists, of the expected long-term (10 years or more) forward-looking rates of return of the asset categories employed by the Plans, weighted by the Plans' investment policy asset allocations. Accumulated and projected benefit obligations are measured as the present value of expected payments. The discount rate used is selected in reference to the year-end yield of AA corporate bonds within the approved Financial Times Stock Exchange Pension Liability Index, with maturities that correspond to the payment of benefits. For the assumed rate of inflation, the Bank has established a process by which a range of inputs is reviewed, including 10-year forward looking expert opinion forecasts, the average of the 10 year and 30 year U.S. Treasury Inflation Protected Securities (TIPS) breakeven inflation rate, and historical averages.

For participants assumed to retire in the United States, the accumulated postretirement benefit obligation was determined using the following health care cost trend rates at December 31:

| | 2019 | 2018 | 2017 |
|---|---|---|---|
| Health care cost trend rates assumed for next year: | | | |
| Medical (non-Medicare) | 4.75% | 5.00% | 5.50% |
| Medical (Medicare) | 2.75% | 3.00% | 3.25% |
| Prescription drugs | 6.50% | 7.00% | 8.00% |
| Dental | 4.50% | 4.50% | 4.50% |
| Rate to which the cost trend rate is assumed to decline (the ultimate trend rate): | | | |
| Medical (non-Medicare) | 4.50% | 4.50% | 4.50% |
| Medical (Medicare) | 2.50% | 2.50% | 2.50% |
| Prescription drugs | 6.00% | 6.00% | 6.00% |
| Dental | 4.50% | 4.50% | 4.50% |
| Year that the rate reaches the ultimate trend rate | 2021 | 2021 | 2021 |

For those participants assumed to retire outside of the United States, a 5.50% health care cost trend rate was used for 2019 (2018 – 6.00%; 2017 – 6.50%) with an ultimate trend rate of 4.50% reached in 2023.

Assumed health care cost trend rates have a significant effect on the amounts reported for the PRBP. A one-percentage point change in assumed health care cost trend rates would have the following effects as of December 31, 2019 (in millions):

| | 1-Percentage Point Increase | 1-Percentage Point Decrease |
|---|---|---|
| Effect on total of service and interest cost components | $ 21 | $ (15) |
| Effect on postretirement benefit obligation | 419 | (311) |

### Plans' Assets

The assets of the Plans and the PRBP are managed primarily by investment managers employed by the Bank who are provided with investment guidelines that take into account the Plans' and the PRBP's investment policies. Investment policies with long-term strategic asset allocations have been developed so that there is an expectation of sufficient returns to meet long-term funding needs. The policies allocate 65% of the Plans' portfolios to growth-oriented assets (the Return Strategies), and 35% of assets to nominal and inflation-indexed US fixed income (the Liabilities Hedging Strategies), to partially-hedge the interest rate and inflation exposure in the liabilities of the Plans and PRBP, and to protect against disinflation.

The Pension and Managing Committees approve the Plans' Investment Policy Statements (IPS) and Strategic Asset Allocations, which comply with the Bank's Risk Appetite (RA) and Long-term Funding (LTF) policies. The IPS SAA target allocations as of December 31, 2019, are as follows:

| | SRP | LRP | PRBP |
|---|---|---|---|
| U.S. equities | 20% | 28% | 20% |
| Non - U.S. equities | 18% | 24% | 18% |
| Emerging markets equities | 4% | 4% | 4% |
| Public real estate | 3% | 0% | 3% |
| Long duration diversified fixed income | 27% | 15% | 27% |
| Core fixed income | 4% | 5% | 4% |
| High yield fixed income | 2% | 0% | 2% |
| U.S. inflation-indexed fixed income | 4% | 15% | 4% |
| Emerging markets fixed income | 3% | 3% | 3% |
| Private real estate | 5% | 3% | 5% |
| Public Infrastructure | 3% | 0% | 3% |
| Private Infrastructure | 2% | 0% | 2% |
| Tactical Asset Allocation | 5% | 0% | 5% |
| Commodity index futures | 0% | 3% | 0% |
| Short-term fixed income funds | 0% | 0% | 0% |
| | | | |
| Stabilization Reserve Fund: | | | |
| Core fixed income | 50% | 50% | 50% |
| U.S. inflation-indexed fixed income | 0% | 0% | 0% |
| Short-term fixed income funds | 50% | 50% | 50% |

Investment and asset class risk is managed by the continuous monitoring of each asset class level and investment manager. Investments are rebalanced monthly within policy targets ranges using cash flows and rebalancing exercises. Investment managers are generally not allowed to invest more than 5% of their respective portfolios in the securities of a single issuer other than the U.S. Government. The use of derivatives by an investment manager for the Plans and PRBP is limited, and subject to specific approval by the Managing Committees of the Plans and PRBP.

For the Plans and PRBP, the included asset classes are described below:

- U.S. equities: For the Plans and PRBP, commingled funds that invest, long-only, in U.S. common stocks. Management of the funds replicates or optimizes the all capitalization (cap) Russell 3000 Index. For the SRP and PRBP only, approximately 40% of U.S. equities assets are actively managed in separate accounts holding individual stocks;

- Non - U.S. equities: For the Plans and PRBP, commingled funds that invest, long-only, in non-U.S. common stocks. Management of the funds replicates or optimizes the large/mid-cap MSCI WORLD EX-USA IMI Index and/or the large/mid-cap MSCI EAFE Index. For the SRP and PRBP only, approximately 60% of non-U.S. equities assets are actively-managed in separate accounts holding individual stocks;

- Emerging markets equities: For the Plans and PRBP, actively managed commingled funds and/or mutual fund that invest, long-only, in emerging markets common stocks. Managements of the funds select securities, based upon fundamental characteristics, which are generally comprised within the large/mid-cap MSCI Emerging Markets Free Index;

- Public real estate equities: For the SRP and PRBP only, commingled funds that invest, long-only, in U.S. real estate securities. Managements of the funds replicate the MSCI U.S. REIT Index;

- Long duration diversified fixed income: For the SRP and PRBP only, long duration fixed income assets are actively managed in separate accounts holding individual bonds generally comprised within the Bloomberg Barclays U.S. Long Government/Credit Bond Index. For the LRP and CSRP, actively managed commingled fund and/or mutual fund that invest, long-only, in long duration government and credit securities. Managements of the funds select securities, based upon fundamental characteristics, which are generally comprised within the Bloomberg Barclays U.S. Long Government/Credit Bond Index, as well as opportunistic investments in non-index securities;

- Core fixed income: For the Plans and PRBP, actively managed commingled funds that invest, long-only, in intermediate duration government and credit securities. Managements of the funds select securities, based upon fundamental characteristics, which are generally comprised within the Bloomberg Barclays U.S. Aggregate Bond Index, as well as opportunistic investments in non-index securities;

- High yield fixed income: For the SRP only, assets are actively managed in a separate account holding individual securities, and for the PRBP only, in an actively-managed commingled fund. For both Plans, the investible universe is generally comprised of the securities within the Bloomberg Barclays High Yield 2% Constrained Index, as well as opportunistic investments in non-index securities. High yield securities are financial obligations of U.S. companies, rated below investment-grade by at least one of the nationally recognized statistical rating organizations;

- U.S. inflation-indexed fixed income: For the Plans and PRBP, investment in individual U.S. Treasury Inflation Protected Securities in accounts managed internally. For the SRP and PRBP, replicate or optimize the Bloomberg Barclays U.S. Treasury Inflation Notes 10+ Years Index. For the SRP and PRBP Stabilization Reserve Funds, replicate or optimize the Bloomberg Barclays U.S. Treasury Inflation TIPS 0-5 Years Index. For the CSRP, replicates or optimizes the Bloomberg Barclays U.S. Treasury Inflation Notes 10+ Years Index. For the LRP, replicates or optimizes the Bloomberg Barclays U.S. Inflation Linked Bonds Index;

- Emerging markets fixed income: For the Plans and PRBP, actively managed commingled funds that invest, long-only, in emerging markets fixed income. The funds invest in sovereign and sub-sovereign United States dollar- and local-denominated debt. Managements of the funds invest in securities generally comprised within the J.P. Morgan EMBI Global Diversified Index, as well as opportunistic investments in non-index securities;

- Private real estate: For the Plans and PRBP, open-end commingled funds which invest, long-only, in U.S. real estate properties. The funds are actively managed based upon fundamental characteristics of the properties;

- Public Infrastructure: For the SRP, CSRP and PRBP, an enhanced index exchange-traded fund that invests, long-only, in U.S. and developed markets common stocks within the infrastructure industries. Management of the fund selects securities, based upon fundamental characteristics, which are generally comprised within the MSCI World Infrastructure Index. For the SRP and PRBP only, approximately 60% of assets are actively-managed in a separate account holding individual stocks;

- Private Infrastructure: For the SRP and PRBP only, an actively managed, open-end commingled fund which invests, long-only, in U.S. and developed markets private equity within the infrastructure sector. This new asset class is not implemented yet;
- Tactical Asset Allocation: For the SRP and PRBP only, actively managed commingled funds and mutual fund that invest in U.S. and developed markets equities, fixed income, commodities and currencies, investments could shift due to opportunistic behavior within these markets;
- Commodity index futures: For the LRP, investment in a commingled fund that invests, long-only in commodity index futures. Management of the fund replicates or optimizes the Bloomberg Commodity Index;
- Short-term fixed income funds: Commingled funds that invest, long-only, in U.S. Government securities with maturities of less than 18 months. Managements of the funds invest in short-term government securities only, which are benchmarked against the Merrill Lynch 3-month Treasury Bill Index.

Effective December 2015, the Board of Executive Directors (Board) approved the Long-Term Funding (LTF) policy for the Plans, which establishes stable Bank contribution rates of 20% (SRP), 25% (LRP), 0.71% (CSRP), 12% (PRBP) and 0.10% (RLIP) of applicable salaries, and Bank contribution rate to Stabilization Reserve Funds (SR Funds) for the SRP, LRP and PRBP. The LTF Policy had a five-year initial term. In July 2019, following a review of the LTF Policy components, the Board adopted and enhanced version of the LTF policy as part of the ongoing financial policies of the Bank. The enhanced version of the LTF policy removes its sunset period, continues to keep the Bank contribution rate at a stable level, and establishes a rules based mechanism to guide Management decision.making to allocate Bank contributions when the SR Funds reaches its limits, as well as when the Plans reach their fully funded status. Bank contributions made in excess (deficit) of the actuary's determined contribution rate is allocated (withdrawn) to (from) the SR Funds. The approved Investment Policy Strategic Asset Allocation for the SR Funds is 50% Short-term fixed income funds and 50% Core Fixed Income.

The following tables set forth the investments of the Plans and PRBP as of December 31, 2019 and 2018, which are measured at fair value and presented together with their weighted average allocation, by level within the fair value hierarchy (in millions). As required by the fair value measurements accounting framework, these investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Investments in funds that do not have a readily determinable fair value are measured at net asset value as a practical expedient and are not classified within the fair value hierarchy.

**Plans' Assets:**

| Category of Investments | Level 1 | Level 2 | Level 3 | Fair Value Measurements December 31, 2019 | Weighted Average Allocations |
|---|---|---|---|---|---|
| Equity and equity funds | | | | | |
| U.S. equities | $ 325 | $ 618 | $ - | $ 943 | 20% |
| Non - U.S. equities | 509 | 329 | - | 838 | 18% |
| Emerging markets equities | 100 | 97 | - | 197 | 4% |
| Public real estate equities | 7 | 125 | - | 132 | 3% |
| Public infrastructure | 217 | - | - | 217 | 5% |
| Government and diversified fixed income and fixed income funds | | | | | |
| Long duration U.S. Government and Agencies fixed income | 425 | 26 | - | 451 | 9% |
| Long duration diversified fixed income | 39 | 692 | - | 731 | 15% |
| Core fixed income | - | 293 | - | 293 | 6% |
| Emerging markets fixed income | - | 136 | - | 136 | 3% |
| High yield fixed income | 2 | 82 | - | 84 | 2% |
| U.S. inflation-indexed fixed income | 213 | - | - | 213 | 4% |
| Commodity index futures | - | 4 | - | 4 | 0% |
| Tactical asset allocation | 103 | 96 | | 199 | 4% |
| Short-term fixed income funds | 30 | 135 | - | 165 | 3% |
| Total | $ 1,970 | $ 2,633 | $ - | 4,603 | |
| Investments measured at net asset value | | | | | |
| Private real estate fund | | | | 185 | 4% |
| Total investments | | | | 4,788 | 100% |
| Other liabilities[1] | | | | (45) | |
| Total | | | | $ 4,743 | |

(1)   Mainly payables for investments purchased.

| Category of Investments | Level 1 | Level 2 | Level 3 | Fair Value Measurements December 31, 2018 | Weighted Average Allocations |
|---|---|---|---|---|---|
| Equity and equity funds | | | | | |
| U.S. equities | $ 251 | $ 620 | $ - | $ 871 | 22% |
| Non - U.S. equities | 361 | 387 | - | 748 | 19% |
| Emerging markets equities | 68 | 79 | - | 147 | 4% |
| Public real estate equities | 115 | - | - | 115 | 3% |
| Government and diversified fixed income and fixed income funds | | | | | |
| Long duration U.S. Government and Agencies fixed income | 385 | - | - | 385 | 10% |
| Core fixed income | 39 | 631 | - | 670 | 17% |
| Long duration diversified fixed income | - | 369 | - | 369 | 9% |
| High yield fixed income | - | 137 | - | 137 | 3% |
| Emerging markets fixed income | 3 | 49 | - | 52 | 1% |
| U.S. inflation-indexed fixed income | 207 | - | - | 207 | 5% |
| Commodity index futures | - | 4 | - | 4 | 0% |
| Short-term fixed income funds | 22 | 114 | - | 136 | 3% |
| Total | $ 1,451 | $ 2,390 | $ - | 3,841 | |
| Investments measured at net asset value | | | | | |
| Private real estate fund | | | | 177 | 4% |
| Total investments | | | | 4,018 | 100% |
| Other liabilities[2] | | | | (16) | |
| Total | | | | $ 4,002 | |

(2) Mainly payables for investments purchased.

**PRBP Assets:**

| Category of Investments | Level 1 | Level 2 | Level 3 | Fair Value Measurements December 31, 2019 | Weighted Average Allocations |
|---|---|---|---|---|---|
| Equity and equity funds | | | | | |
| U.S. equities | $ 146 | $ 276 | $ - | $ 422 | 21% |
| Non - U.S. equities | 209 | 177 | - | 386 | 19% |
| Emerging markets equities | 39 | 40 | - | 79 | 4% |
| Public real estate equities | 3 | 55 | - | 58 | 3% |
| Public infrastructure | 95 | - | | 95 | 3% |
| Government and diversified fixed income and fixed income funds | | | | | |
| Long duration U.S. Government and Agencies fixed income | 188 | 11 | - | 199 | 10% |
| Long duration diversified fixed income | - | 303 | - | 303 | 15% |
| Core fixed income | - | 147 | - | 147 | 7% |
| Emerging markets fixed income | - | 55 | - | 55 | 3% |
| High yield fixed income | - | 37 | - | 37 | 2% |
| U.S. inflation-indexed fixed income | 82 | - | - | 82 | 4% |
| Tactical asset allocation | 47 | 47 | | 94 | 5% |
| Short-term fixed income funds | 86 | - | - | 86 | 4% |
| Total investments | $ 895 | $ 1,148 | $ - | $ 2,043 | 100% |
| Other liabilities[1] | | | | (22) | |
| Total | | | | $ 2,021 | |

(1) Mainly payables for investments purchased.

| Category of Investments | Level 1 | Level 2 | Level 3 | Fair Value Measurements December 31, 2018 | Weighted Average Allocations |
|---|---|---|---|---|---|
| Equity and equity funds | | | | | |
| U.S. equities | $ 112 | $ 273 | $ - | $ 385 | 22% |
| Non - U.S. equities | 135 | 234 | - | 369 | 22% |
| Emerging markets equities | 28 | 31 | - | 59 | 3% |
| Public real estate equities | 50 | - | - | 50 | 3% |
| Government and diversified fixed income and fixed income funds | | | | | |
| Long duration U.S. Government and Agencies fixed income | 170 | - | - | 170 | 10% |
| Long duration diversified fixed income | - | 271 | - | 271 | 16% |
| Core fixed income | - | 171 | - | 171 | 10% |
| Emerging markets fixed income | - | 57 | - | 57 | 3% |
| High yield fixed income | - | 25 | - | 25 | 1% |
| U.S. inflation-indexed fixed income | 83 | - | - | 83 | 5% |
| Short-term fixed income funds | 66 | (1) | - | 65 | 4% |
| Total investments | $ 644 | $ 1,061 | $ - | $ 1,705 | 100% |
| Other assets | | | | 7 | |
| Total | | | | $ 1,712 | |

Investment securities that are measured at fair value based on quoted market prices in active markets, a valuation technique consistent with the market approach, include U.S., non-U.S., and infrastructure individual equity holdings, public infrastructure exchange-traded funds, fixed income, emerging markets equity and tactical asset allocation mutual funds, U.S. treasury and U.S. inflation-indexed fixed income securities. Such securities are classified within Level 1 of the fair value hierarchy.

Investment securities that are measured at fair value based on quoted market prices for similar assets in active markets, or quoted prices for identical or similar assets in markets that are not active, a valuation technique consistent with the market approach, include corporate, non-U.S. government, high yield, municipal fixed income and commercial mortgage backed securities. Also included are proprietary investment managers' commingled funds investing in U.S. and global equities, emerging markets fixed income, fixed income funds, and/or short-term fixed income investments. These commingled funds are not publicly-traded and are measured at fair value based on the net asset value per share, which are determined and published and are the basis for current transactions. Such investments are classified within Level 2 of the fair value hierarchy.

Proprietary investment managers' funds investing in private real estate do not have readily determinable fair value and are measured at the net asset value as a practical expedient. Such investments are not classified within the fair value hierarchy.

### Contributions
Contributions from the Bank to the Plans and the PRBP during 2020 are expected to be approximately $56 million and $31 million, respectively. All contributions are made in cash.

### Estimated Future Benefit Payments
The following table shows the benefit payments, which reflect expected future service, as appropriate, expected to be paid in each of the next five years and in the aggregate for the subsequent five years (in millions). These amounts are based on the same assumptions used to measure the benefit obligation at December 31, 2019.

| Year | Plans | PRBP |
|---|---|---|
| 2020 | $ 167 | $ 57 |
| 2021 | 175 | 61 |
| 2022 | 183 | 64 |
| 2023 | 191 | 68 |
| 2024 | 199 | 71 |
| 2025 - 2029 | 1,116 | 413 |

## NOTE V – VARIABLE INTEREST ENTITIES

An entity is a variable interest entity (VIE) if: (i) it lacks equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) the equity investors lack certain characteristic of a controlling financial interest who have decision-making rights about the entity's operations; or (iii) it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has the power to direct the activities that most significantly impact the VIE's economic performance, and has the obligation to absorb a majority of the expected losses or the right to receive a majority of the expected residual returns, or both. An enterprise may hold a significant variable interest in a VIE, which is not consolidated because the enterprise is not the primary beneficiary, or the VIE is considered immaterial for the reporting entity's financial statements.

The Bank has identified loans and guarantees to VIEs in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at December 31, 2019. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) special purpose vehicles or investment funds, where the sponsor, the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $335 million at December 31, 2019 (2018 - $1,605 million). The Bank's total loans outstanding to these VIEs was $34 million (2018 - $186 million). No guarantees were outstanding to these VIEs at December 31, 2019 and 2018. Amounts committed not yet disbursed related to such loans and guarantees amounted to $7 million (None at December 31, 2018), which combined with outstanding amounts results in a total maximum Bank exposure of $41 million at December 31, 2019 (2018 - $186 million).

As of December 31, 2019, loans amounting to approximately $162 million (2018 - $159 million) have been made to three entities of which the Bank is considered the primary beneficiary. The Bank's involvement with these VIEs is limited to such loans, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of these VIEs measured by total assets amounted to approximately $162 million (2018 - $159 million), which is considered immaterial, thus not consolidated with the Bank's financial statements.

## NOTE W – RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

A reconciliation of Net income to Net cash provided by (used in) operating activities, as shown on the Statement of Cash Flows, is as follows (in millions):

| | | Years ended December 31, | |
| --- | --- | --- | --- |
| | 2019 | 2018 | 2017 |
| Net income | $ 1,385 | $ 842 | $ 615 |
| Difference between amounts accrued and amounts paid or collected for: | | | |
| Loan income | 85 | (144) | (62) |
| Income from investments | (150) | (155) | (196) |
| Other interest income | (1) | - | 1 |
| Other income | - | 4 | 6 |
| Interest and other costs of borrowings, after swaps | 26 | (44) | 227 |
| Administrative expenses, including depreciation | 75 | 91 | 79 |
| Special programs | (5) | - | (8) |
| Net fair value adjustments on non-trading portfolios and foreign currency transactions | (402) | (15) | 370 |
| Transfers to the IDB Grant Facility | (9) | (113) | (123) |
| Net (increase) decrease in trading investments | (1,878) | 920 | (4,610) |
| Other components of net pension benefit costs | (75) | (75) | (83) |
| Net unrealized losses (gains) on trading investments | (41) | 14 | (8) |
| Provision (credit) for loan and guarantee losses | 43 | (35) | 27 |
| Net cash provided by (used in) operating activities | $ (947) | $ 1,290 | $ (3,765) |

**Supplemental disclosure of noncash activities**

Increase (decrease) resulting from exchange rate fluctuations:

| | | | | |
| --- | --- | --- | --- | --- |
| Trading investments | $ | (1) | $ (56) | $ 62 |
| Loans outstanding | | 4 | (4) | 30 |
| Borrowings | | (20) | (35) | 33 |
| Receivable from members, net | | (4) | 21 | (47) |
| Debt securities | | (3) | - | - |

## NOTE X – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the years 2019, 2018 and 2017, loans made to or guaranteed by three countries (four countries in 2018) individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

| | | Years ended December 31, | |
| --- | --- | --- | --- |
| | 2019 | 2018 | 2017 |
| Argentina | $ 464 | $ 420 | $ 394 |
| Brazil | 536 | 499 | 362 |
| Colombia | - (1) | 334 | - (1) |
| Mexico | 612 | 628 | 539 |

(1) In 2019 and 2017, loan income from Colombia did not individually exceed the 10% of the total loan income before swaps.

## NOTE Y – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, the Bank's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on its financial position, results of operations or cash flows.

## NOTE Z – RELATED PARTY TRANSACTIONS

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the Inter-American Investment Corporation (IIC) became effective. During the seven-year period ending in 2022, NSG activities will be originated by the IIC and co-financed by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective shares of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes, services, and monitors the Bank's NSG portfolio.

Pursuant to such reorganization, the Bank and the IIC entered into one year, renewable service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to the IIC, and those provided by the IIC to the Bank are $19 million and $72 million, respectively, for the year ended December 31, 2019 (2018 - $17 million and $73 million, respectively; 2017 - $18 million and $64 million, respectively).

Also as part of such reorganization, the IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple-A long term foreign currency credit rating, the Capital Adequacy Policy (CAP), the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2019, the Board of Governors approved a $50 million (2018 - $50 million) distribution to the shareholders of the Bank for a concurrent capital contribution to the IIC on their behalf. This transfer is in lieu of a distribution to the shareholders of both entities and therefore is recognized as a dividend in the Statement of Income and Retained Earnings.

The Bank also charges fees for the administration of the Multilateral Investment Fund II (MIF), funds held in trust and managed on behalf of donors, such as member countries, other international organizations, and other entities, for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance Bank lending projects, to provide grants, and to fund technical assistance activities, including project preparation and training. These fees are reported as Other income, and are recognized ratably over time as services are provided, or upfront when contributions from donors are received. The total fees for the services provided by the Bank for the funds held in trust and managed on behalf of donors and for the administration of the MIF are $9 million and $1 million, respectively, for the year ended December 31, 2019 (2018 - $8 million and $1 million, respectively; 2017 - $11 million and $1 million, respectively).

Deposits from Central Banks and Official Institutions in the Bank's member countries amounted to $20 million as of December 31, 2019 (2018 – None) with maturities of up to 30 days.

Other significant transactions with IIC, IFF, GRF and Pension Plans are disclosed in the Note to which they relate.

## NOTE AA - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2020, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's financial statements as of and for the year ended December 31, 2019.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-1[1]

## SCHEDULE OF LOANS

### December 31, 2019 and 2018
*(Expressed in millions of United States dollars)*

| Member in whose territory loans have been made | Outstanding balance - 2019 | | | | | Undisbursed portion of approved loans | | Total outstanding balance 2018 |
|---|---|---|---|---|---|---|---|---|
| | Sovereign-guaranteed | Concessional Sovereign-guaranteed | Total Sovereign-guaranteed | Non-Sovereign-guaranteed | Total | Total | Signed | |
| Argentina | $ 12,633 | $ 8 | $ 12,641 | $ 537 | $ 13,178 | $ 6,223 | $ 4,824 | $ 12,937 |
| Bahamas | 279 | - | 279 | - | 279 | 213 | 188 | 265 |
| Barbados | 353 | - | 353 | - | 353 | 150 | 80 | 350 |
| Belize | 123 | - | 123 | - | 123 | 63 | 53 | 119 |
| Bolivia | 2,307 | 1,040 | 3,347 | 8 | 3,355 | 1,221 | 949 | 2,909 |
| Brazil | 15,021 | 1 | 15,022 | 870 | 15,892 | 6,021 | 3,656 | 15,987 |
| Chile | 880 | - | 880 | 282 | 1,162 | 519 | 312 | 1,130 |
| Colombia | 9,856 | 15 | 9,871 | 501 | 10,372 | 1,623 | 839 | 9,765 |
| Costa Rica | 1,654 | - | 1,654 | 378 | 2,032 | 869 | 644 | 1,661 |
| Dominican Republic | 3,409 | 89 | 3,498 | 23 | 3,521 | 943 | 490 | 3,210 |
| Ecuador | 5,199 | 167 | 5,366 | 324 | 5,690 | 1,237 | 1,117 | 5,156 |
| El Salvador | 2,056 | 157 | 2,213 | 104 | 2,317 | 297 | 242 | 2,257 |
| Guatemala | 1,846 | 218 | 2,064 | 239 | 2,303 | 708 | 128 | 2,456 |
| Guyana | 140 | 406 | 546 | - | 546 | 121 | 121 | 525 |
| Honduras | 1,191 | 1,133 | 2,324 | 43 | 2,367 | 599 | 499 | 2,257 |
| Jamaica | 1,664 | 1 | 1,665 | 129 | 1,794 | 251 | 226 | 1,813 |
| Mexico | 16,179 | - | 16,179 | 613 | 16,792 | 1,583 | 1,097 | 15,791 |
| Nicaragua | 788 | 1,273 | 2,061 | 52 | 2,113 | 425 | 415 | 2,036 |
| Panama | 3,229 | - | 3,229 | 415 | 3,644 | 1,281 | 951 | 3,475 |
| Paraguay | 1,462 | 184 | 1,646 | 81 | 1,727 | 1,858 | 1,428 | 1,554 |
| Peru | 1,161 | 7 | 1,168 | 72 | 1,240 | 2,283 | 1,314 | 1,485 |
| Suriname | 485 | 5 | 490 | - | 490 | 206 | 166 | 480 |
| Trinidad and Tobago | 701 | 2 | 703 | 46 | 749 | 130 | 130 | 756 |
| Uruguay | 1,831 | - | 1,831 | 402 | 2,233 | 1,856 | 1,532 | 2,560 |
| Venezuela | 2,011 | - | 2,011 | - | 2,011 | 433 | 433 | 2,011 |
| Regional | 2 | - | 2 | 438 | 440 | 1,074 | 388 | 432 |
| **Total 2019** | $ **86,460** | $ **4,706** | $ **91,166** | $ **5,557** | $ **96,723** | $ **32,187** | $ **22,222** | |
| Total 2018 | $ 83,036 | $ 4,671 | $ 87,707 | $ 5,670 | $ 93,377 | $ 32,079 | $ 22,307 | $ 93,377 |

(1) This table excludes outstanding participated non-sovereign-guaranteed loans of $1,392 million at December 31, 2019 (2018 - $2,332 million). This table also excludes guarantees outstanding of $498 million at December 31, 2019 (2018 - $454 million).

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

## SCHEDULE OF LOANS OUTSTANDING BY CURRENCY AND INTEREST RATE TYPE AND MATURITY STRUCTURE

**December 31, 2019**
*(Expressed in millions of United States dollars)*

| Currency/Rate type | Amount | Weighted [4] average rate (%) | Average maturity (years) |
|---|---|---|---|
| United States dollars | | | |
| Fixed-base cost | $ 28,703 | 3.84 | 6.94 |
| Adjustable | 1,290 | 4.13 | 6.10 |
| LIBOR-based floating | 50,027 | 3.10 | 8.20 |
| Fixed-rate Concessional | 4,628 | 1.12 | 21.98 |
| Total United States dollars | 84,648 | 3.26 | 8.50 |
| | | | |
| Others | | | |
| Fixed-base cost | 9,244 | 1.60 | 7.25 |
| Adjustable | 2,693 | 7.28 | 7.24 |
| LIBOR-based floating | 23 | 0.26 | 2.13 |
| Fixed-rate Concessional | 115 | 2.10 | 5.57 |
| Total Others | 12,075 | 2.87 | 7.22 |
| | | | |
| Loans outstanding | | | |
| Fixed-base cost | 37,947 | 3.29 | 7.01 |
| Adjustable | 3,983 | 6.26 | 6.87 |
| LIBOR-based floating | 50,050 | 3.10 | 8.20 |
| Fixed-rate Concessional [5] | 4,743 | 1.14 | 21.59 |
| Total Loans Outstanding | $ 96,723 | 3.21 | 8.34 |

## MATURITY STRUCTURE OF LOANS OUTSTANDING

**December 31, 2019**
*(Expressed in millions of United States dollars)*

| Year of maturity | Fixed-base cost [3] | Libor-based floating [2] | Fixed-rate concessional [5] | Total |
|---|---|---|---|---|
| 2020 | $ 2,684 | $ 3,914 | $ 162 | $ 6,760 |
| 2021 | 2,618 | 3,232 | 150 | 6,000 |
| 2022 | 2,299 | 3,466 | 142 | 5,907 |
| 2023 | 2,925 | 3,778 | 134 | 6,837 |
| 2024 | 2,860 | 3,755 | 125 | 6,740 |
| 2025 to 2029 | 16,522 | 17,643 | 572 | 34,737 |
| 2030 to 2034 | 6,068 | 11,935 | 455 | 18,458 |
| 2035 to 2039 | 1,428 | 5,353 | 363 | 7,144 |
| 2040 to 2044 | 512 | 944 | 254 | 1,710 |
| 2045 to 2049 | 31 | 13 | 484 | 528 |
| 2050 to 2054 | - | - | 1,251 | 1,251 |
| 2055 to 2060 | - | - | 651 | 651 |
| Total | $ 37,947 | $ 54,033 | $ 4,743 | $ 96,723 |
| Average maturity (years) | 7.01 | 8.10 | 21.59 | 8.34 |

(1) Information presented before currency and interest rate swaps.
(2) Includes adjustable loans.
(3) Includes a total of $1,129 million in fixed rate loans.
(4) The weighted average rate of the total portfolio, after swaps, was 3.19%.
(5) Includes $32 million of loans to other development institutions.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

## SCHEDULE OF LOANS OUTSTANDING BY CURRENCY AND INTEREST RATE TYPE, AND MATURITY STRUCTURE

**December 31, 2018**
*(Expressed in millions of United States dollars)*

| Currency/Rate type | Amount | Weighted[4] average rate (%) | Average maturity (years) |
|---|---|---|---|
| United States dollars | | | |
| Fixed-base cost | $ 22,966 | 4.21 | 7.09 |
| Adjustable | 1,498 | 3.46 | 6.18 |
| LIBOR-based floating | 60,417 | 3.62 | 8.22 |
| Fixed-rate Concessional | 4,575 | 1.19 | 21.57 |
| Total United States dollars | 89,456 | 3.64 | 8.58 |
| | | | |
| Others | | | |
| Fixed-base cost | 1,717 | 7.72 | 5.86 |
| Adjustable | 2,042 | 8.51 | 8.41 |
| LIBOR-based floating | 28 | 0.30 | 2.63 |
| Fixed-rate Concessional | 134 | 2.16 | 5.49 |
| Total Others | 3,921 | 7.89 | 7.15 |
| | | | |
| Loans outstanding | | | |
| Fixed-base cost | 24,683 | 4.45 | 7.00 |
| Adjustable | 3,540 | 6.38 | 7.47 |
| LIBOR-based floating | 60,445 | 3.62 | 8.22 |
| Fixed-rate Concessional [5] | 4,709 | 1.21 | 21.11 |
| Total Loans Outstanding | $ 93,377 | 3.82 | 8.52 |

## MATURITY STRUCTURE OF LOANS OUTSTANDING

**December 31, 2018**
*(Expressed in millions of United States dollars)*

| Year of maturity | Fixed-base cost[3] | Libor-based floating [2] | Fixed-rate concessional [5] | Total |
|---|---|---|---|---|
| 2019 | $ 2,512 | $ 3,822 | $ 176 | $ 6,510 |
| 2020 | 2,229 | 3,440 | 161 | 5,830 |
| 2021 | 2,066 | 3,668 | 150 | 5,884 |
| 2022 | 1,895 | 3,563 | 142 | 5,600 |
| 2023 | 1,880 | 4,512 | 134 | 6,526 |
| 2024 to 2028 | 7,683 | 24,134 | 592 | 32,409 |
| 2029 to 2033 | 4,385 | 14,301 | 482 | 19,168 |
| 2034 to 2038 | 1,461 | 5,481 | 372 | 7,314 |
| 2039 to 2043 | 523 | 1,046 | 286 | 1,855 |
| 2044 to 2048 | 49 | 18 | 266 | 333 |
| 2049 to 2053 | - | - | 1,255 | 1,255 |
| 2054 to 2059 | - | - | 693 | 693 |
| Total | $ 24,683 | $ 63,985 | $ 4,709 | $ 93,377 |
| Average maturity (years) | 7.00 | 8.18 | 21.11 | 8.52 |

(1) Information presented before currency and interest rate swaps.
(2) Includes adjustable loans.
(3) Includes a total of $1,051 million in fixed rate loans.
(4) The weighted average rate of the total portfolio, after swaps, was 3.61%.
(5) Includes $38 million of loans to other development institutions.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

## SCHEDULE OF SUBSCRIPTIONS TO CAPITAL STOCK

### December 31, 2019 and 2018

*(Expressed in millions of United States dollars)[1]*

| Members | Subscribed voting shares | Paid-in portion of subscribed capital | Callable portion of subscribed capital | Additional paid-in capital[2] | Total 2019 | Total 2018 |
|---|---|---|---|---|---|---|
| Argentina | 1,609,442 | $ 672.9 | $ 18,742.5 | $ 303.3 | $ 19,718.7 | $ 19,718.7 |
| Austria | 22,630 | 9.6 | 263.4 | 11.2 | 284.2 | 284.2 |
| Bahamas | 29,548 | 15.1 | 341.4 | 6.0 | 362.5 | 362.5 |
| Barbados | 19,306 | 8.1 | 224.8 | 1.1 | 234.0 | 234.0 |
| Belgium | 46,545 | 19.8 | 541.7 | 23.6 | 585.1 | 585.1 |
| Belize | 16,516 | 9.3 | 189.9 | 4.1 | 203.3 | 203.3 |
| Bolivia | 129,293 | 54.0 | 1,505.7 | 28.6 | 1,588.3 | 1,588.3 |
| Brazil | 1,609,442 | 672.9 | 18,742.5 | 325.5 | 19,740.9 | 19,740.9 |
| Canada | 567,039 | 241.7 | 6,598.8 | 184.5 | 7,025.0 | 7,024.6 |
| Chile | 441,995 | 184.8 | 5,147.2 | 94.0 | 5,425.9 | 5,425.9 |
| China | 424 | 0.2 | 5.0 | 123.9 | 129.1 | 129.1 |
| Colombia | 441,995 | 184.8 | 5,147.2 | 91.0 | 5,423.0 | 5,423.0 |
| Costa Rica | 64,684 | 27.0 | 753.3 | 13.8 | 794.1 | 794.1 |
| Croatia | 6,895 | 2.9 | 80.2 | 3.5 | 86.7 | 86.7 |
| Denmark | 24,061 | 10.3 | 280.0 | 11.1 | 301.4 | 301.4 |
| Dominican Republic | 86,317 | 36.1 | 1,005.2 | 20.0 | 1,061.3 | 1,061.3 |
| Ecuador | 86,090 | 36.0 | 1,002.5 | 18.0 | 1,056.6 | 1,056.6 |
| El Salvador | 64,514 | 27.0 | 751.3 | 12.8 | 791.0 | 791.0 |
| Finland | 22,630 | 9.6 | 263.4 | 10.6 | 283.6 | 283.6 |
| France | 268,659 | 114.5 | 3,126.4 | 123.3 | 3,364.2 | 3,364.2 |
| Germany | 268,659 | 114.5 | 3,126.4 | 127.8 | 3,368.7 | 3,368.7 |
| Guatemala | 81,728 | 34.7 | 951.2 | 19.3 | 1,005.2 | 1,005.2 |
| Guyana | 22,768 | 10.5 | 264.1 | 4.7 | 279.4 | 279.4 |
| Haiti | 64,514 | 27.0 | 751.3 | 12.9 | 791.2 | 791.2 |
| Honduras | 64,684 | 27.0 | 753.3 | 15.5 | 795.8 | 795.8 |
| Israel | 22,315 | 9.5 | 259.7 | 9.1 | 278.3 | 278.3 |
| Italy | 278,459 | 117.4 | 3,241.8 | 121.0 | 3,480.1 | 3,480.1 |
| Jamaica | 81,728 | 34.7 | 951.2 | 17.0 | 1,003.0 | 1,003.0 |
| Japan | 708,831 | 302.1 | 8,248.8 | 326.6 | 8,877.5 | 8,877.5 |
| Korea, Republic of | 424 | 0.2 | 5.0 | 1.0 | 6.1 | 6.1 |
| Mexico | 1,034,609 | 432.6 | 12,048.4 | 197.4 | 12,678.4 | 12,678.4 |
| Netherlands | 28,207 | 14.6 | 325.6 | 18.6 | 358.9 | 358.9 |
| Nicaragua | 64,514 | 27.0 | 751.3 | 14.2 | 792.4 | 792.4 |
| Norway | 24,061 | 10.3 | 280.0 | 10.9 | 301.1 | 301.1 |
| Panama | 64,514 | 27.0 | 751.3 | 14.9 | 793.1 | 793.1 |
| Paraguay | 64,514 | 27.0 | 751.3 | 16.6 | 794.9 | 794.9 |
| Peru | 215,445 | 90.1 | 2,508.9 | 47.3 | 2,646.3 | 2,646.3 |
| Portugal | 7,667 | 3.2 | 89.2 | 4.4 | 96.9 | 96.9 |
| Slovenia | 4,214 | 1.8 | 49.0 | 1.9 | 52.8 | 52.8 |
| Spain | 278,460 | 117.4 | 3,241.8 | 120.0 | 3,479.2 | 3,479.2 |
| Suriname | 12,524 | 7.2 | 143.8 | 3.4 | 154.5 | 154.5 |
| Sweden | 46,257 | 19.7 | 538.3 | 22.7 | 580.7 | 580.7 |
| Switzerland | 66,705 | 28.4 | 776.3 | 36.9 | 841.6 | 841.4 |
| Trinidad and Tobago | 61,244 | 26.0 | 712.8 | 12.5 | 751.4 | 751.4 |
| United Kingdom | 136,461 | 58.1 | 1,588.0 | 98.6 | 1,744.8 | 1,744.8 |
| United States | 4,253,664 | 1,813.1 | 49,500.7 | 2,923.3 | 54,237.1 | 54,237.1 |
| Uruguay | 172,646 | 72.2 | 2,010.5 | 33.2 | 2,115.9 | 2,115.9 |
| Venezuela | 482,267 | 249.3 | 5,568.5 | 171.0 | 5,988.8 | 5,988.8 |
| Total 2019 | 14,170,108 | $ 6,039 | $ 164,901 | $ 5,813 | $ 176,753 | |
| Total 2018 | 14,170,108 | $ 6,039 | $ 164,901 | $ 5,812 | | $ 176,752 |

(1) Data are rounded, detail may not add up to total because of rounding.
(2) Does not affect voting power. Refer to Note Q for additional information.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-4

## SCHEDULE OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
**December 31, 2019**

| Member countries | Subscribed voting shares | Number of votes | % of total number of votes[1] |
|---|---|---|---|
| **Regional developing members** | | | |
| Argentina | 1,609,442 | 1,609,577 | 11.354 |
| Bahamas | 29,548 | 29,683 | 0.209 |
| Barbados | 19,306 | 19,441 | 0.137 |
| Belize | 16,516 | 16,651 | 0.117 |
| Bolivia | 129,293 | 129,428 | 0.913 |
| Brazil | 1,609,442 | 1,609,577 | 11.354 |
| Chile | 441,995 | 442,130 | 3.119 |
| Colombia | 441,995 | 442,130 | 3.119 |
| Costa Rica | 64,684 | 64,819 | 0.457 |
| Dominican Republic | 86,317 | 86,452 | 0.610 |
| Ecuador | 86,090 | 86,225 | 0.608 |
| El Salvador | 64,514 | 64,649 | 0.456 |
| Guatemala | 81,728 | 81,863 | 0.577 |
| Guyana | 22,768 | 22,903 | 0.162 |
| Haiti | 64,514 | 64,649 | 0.456 |
| Honduras | 64,684 | 64,819 | 0.457 |
| Jamaica | 81,728 | 81,863 | 0.577 |
| Mexico | 1,034,609 | 1,034,744 | 7.299 |
| Nicaragua | 64,514 | 64,649 | 0.456 |
| Panama | 64,514 | 64,649 | 0.456 |
| Paraguay | 64,514 | 64,649 | 0.456 |
| Peru | 215,445 | 215,580 | 1.521 |
| Suriname | 12,524 | 12,659 | 0.089 |
| Trinidad and Tobago | 61,244 | 61,379 | 0.433 |
| Uruguay | 172,646 | 172,781 | 1.219 |
| Venezuela | 482,267 | 482,402 | 3.403 |
| Total regional developing members | 7,086,841 | 7,090,351 | 50.015 |
| | | | |
| **Canada** | 567,039 | 567,174 | 4.001 |
| **United States** | 4,253,664 | 4,253,799 | 30.006 |
| | | | |
| **Non-regional members** | | | |
| Austria | 22,630 | 22,765 | 0.161 |
| Belgium | 46,545 | 46,680 | 0.329 |
| China | 424 | 559 | 0.004 |
| Croatia | 6,895 | 7,030 | 0.050 |
| Denmark | 24,061 | 24,196 | 0.171 |
| Finland | 22,630 | 22,765 | 0.161 |
| France | 268,659 | 268,794 | 1.896 |
| Germany | 268,659 | 268,794 | 1.896 |
| Israel | 22,315 | 22,450 | 0.158 |
| Italy | 278,459 | 278,594 | 1.965 |
| Japan | 708,831 | 708,966 | 5.001 |
| Korea, Republic of | 424 | 559 | 0.004 |
| Netherlands | 28,207 | 28,342 | 0.200 |
| Norway | 24,061 | 24,196 | 0.171 |
| Portugal | 7,667 | 7,802 | 0.055 |
| Slovenia | 4,214 | 4,349 | 0.031 |
| Spain | 278,460 | 278,595 | 1.965 |
| Sweden | 46,257 | 46,392 | 0.327 |
| Switzerland | 66,705 | 66,840 | 0.471 |
| United Kingdom | 136,461 | 136,596 | 0.964 |
| Total non-regional members | 2,262,564 | 2,265,264 | 15.979 |
| Grand total | 14,170,108 | 14,176,588 | 100.000 |

(1) Data are rounded; detail may not add to total because of rounding.

# TABLE OF CONTENTS